ALIGNVEST ACQUISITION CORPORATION
(“ALIGNVEST”)

and

TRILOGY INTERNATIONAL PARTNERS LLC
(“TRILOGY”)

ARRANGEMENT AGREEMENT
November 1, 2016

(i)

(ii)

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF ALIGNVEST
Schedule D	REPRESENTATIONS AND WARRANTIES OF TRILOGY
Schedule E	MANAGEMENT INCENTIVE PLAN TERM SHEET
Schedule F	FORM OF TRILOGY LLC AGREEMENT
Schedule G	FORM OF VOTING TRUST AGREEMENT
Schedule H	FORM OF BRITISH COLUMBIA ARTICLES OF CONTINUANCE

( iii )

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated November 1, 2016 among Alignvest Acquisition Corporation, a corporation existing under the laws of the Province of Ontario (“Alignvest”) and Trilogy International Partners LLC, a limited liability company existing under the laws of the State of Washington (“Trilogy”).

WHEREAS:

(a)	Capitalized terms used in this Agreement and not otherwise defined have the meanings given to them in Section 1.1.

(b)	The Parties propose to consummate an Arrangement on the terms set forth in Schedule A.

(c)

Alignvest proposes under the Arrangement and as contemplated by the terms of the Trilogy LLC Agreement and Section 2.3 of the Plan of Arrangement to: (i) subscribe for the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights, for aggregate subscription proceeds equal to the Arrangement Subscription Consideration, and (ii) cause Alignvest U.S. Subsidiary to subscribe for the Subscription Trilogy Class A Units at an aggregate subscription price of U.S.$10,000, and Trilogy proposes to accept such subscriptions.

(d)

The Parties propose under the Arrangement and the Trilogy Reorganization Transaction to, among other things, reorganize and recapitalize Trilogy in accordance with the Fifth Amended and Restated LLC Agreement by issuing certain Trilogy Class C Units containing the Trilogy Class C Unit Redemption Rights to the Trilogy Unit Holders which, among other things, will entitle such holders at any time following expiry of the LLC Redemption Restrictions to have their Trilogy Class C Units redeemed for either cash or Alignvest Common Shares, at Trilogy’s option, all as described in the Arrangement and the Trilogy Reorganization Transaction.

(e)

Alignvest proposes under the Arrangement to amend its share capital and Constating Documents to create and issue a special voting share in the capital of Alignvest (the “Alignvest Special Voting Share”) to the Trustee who will hold such share on behalf of the Trilogy Class C Unit Holders for the purposes of enabling the Trilogy Class C Unit Holders to vote the same through the Voting Trust Agreement, including in person or by proxy, as if they had redeemed their Trilogy Class C Units in accordance with the terms thereof, and acquired Alignvest Common Shares and voted such shares as a holder thereof on any matter, question, proposal or proposition whatsoever that may properly come before the holders of the Alignvest Common Shares at any meeting of such holders or with respect to all written consents sought from such holders, all as described in the Arrangement and the Trilogy LLC Agreement.

(f)

The Parties propose that certain holders of units of Trilogy New Zealand and certain holders of 2Degrees Shares and 2Degrees Options may exchange such securities for Alignvest Common Shares pursuant to certain securities purchase agreements as set out in Section 2.3 of the Plan of Arrangement;

(g)

Alignvest and Trilogy each acknowledge that the Arrangement is intended to constitute Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual and be carried out under the arrangement provisions of Section 182 of the OBCA and the TSX rules, including pursuant to Part X of the TSX Company Manual (pertaining to special purpose acquisition corporations (“SPACs”)), as the same was varied by the TSX, as reflected in the Final IPO Prospectus, and as the same may be amended, supplemented or otherwise modified from time to time;

(h)

The Alignvest Board and the Trilogy Board have each unanimously determined that the Arrangement is in the best interests of Alignvest and Trilogy, respectively, and fair to their respective shareholders and members, and have resolved to support the Arrangement and enter into this Arrangement Agreement; and

(i)

On or prior to the date hereof, the applicable Trilogy Unit Holders have approved the entering into by Trilogy of this Agreement, the performance by Trilogy of its obligations hereunder, and the consummation of the Arrangement and the Trilogy Reorganization Transaction.

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“2Degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy.

“2Degrees Optionholders” means the holders of options to purchase 2Degrees Shares.

“2Degrees Options” means options to acquire 2Degrees Shares.

“2Degrees Participating Minority Shareholders” means those holders of 2Degrees Shares who have entered into the 2Degrees Securities Purchase Agreements on or prior to the filing of the preliminary Prospectus.

“2Degrees Participating Optionholders” means the 2Degrees Optionholders who have entered into the 2Degrees securities purchase agreements on or prior to the Effective Date whereby such holders have agreed to subscribe for Alignvest Shares in exchange for 2Degree Shares.

“2Degrees ROFR Shareholders” means TINZ, Hautaki Limited, KMCH Holdings Limited and Tesbrit B.V.

“2Degrees Securities Purchase Agreement” means those agreements pursuant to which holders of 2Degrees Shares have agreed with Alignvest to subscribe for Alignvest Shares in exchange for their 2Degrees Shares.

“2Degrees Senior Facilities Agreement” means the NZ$200,000,000 facilities agreement dated 5 August 2015 between, amongst others, 2Degrees, Two Degrees New Zealand Limited as borrowers and obligors and Bank of New Zealand as facility agent and security trustee, or such other replacement facility approved by Alignvest in accordance with this Agreement, including the Trilogy Disclosure Letter.

“2Degrees Shareholder Waivers” means the written waivers of the 2Degrees ROFR Shareholders of their right of first refusal over the sale of 2Degrees Shares to Alignvest by certain 2Degrees Participating Minority Shareholders, if and as required to effect any such sales.

“2Degrees Shareholders Agreements” means the Third Amended and Restated Shareholders Agreement of 2Degrees dated November 22, 2012 and the Agreement on Transfers of SPV Shares, dated May 15, 2008, between Beddington Holdings Limited, GEMS III Limited and Trilogy.

“2Degrees Shares” means the issued and outstanding shares of 2Degrees as of the date hereof and as set out in Section D(8) of the Trilogy Disclosure Letter.

“Accounts Receivable” means all accounts receivables, notes receivables and other debts due or accruing due to Trilogy and its Subsidiaries.

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any Person or group of Persons or any Affiliate of any Person acting jointly or in concert after the date of this Agreement relating to: (a) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 5% or more of the consolidated assets (in the case of Trilogy, indicated as total assets on the Trilogy Financial Statements) or contributing 5% or more of the annual consolidated revenue of that Party (and in the case of Trilogy, including its Material Subsidiaries) or of 5% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities) (and in the case of Trilogy, including any of its Material Subsidiaries); (b) in the case of Alignvest, a purchase, investment or other transaction that would constitute a “qualifying acquisition” within the meaning of Part X of the TSX Company Manual; (c) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 10% or more of any class of voting or equity securities of that Party (and in the case of Trilogy, including its Material Subsidiaries); (d) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party (and in the case of Trilogy, including its Material Subsidiaries); (e) any other similar transaction or series of transactions involving that Party (and in the case of Trilogy, including its Material Subsidiaries); or (f) a material financing transaction.

“Additional Class A Trilogy Equity Interests” has the meaning ascribed thereto in paragraph (b) of the definition of the term Exchange Formula.

“Adjusted Equalized Value” has the meaning ascribed thereto in paragraph (b) of the definition of the term Exchange Formula.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Trilogy Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time by mutual agreement in accordance with the terms hereof.

“Alignvest” means Alignvest Acquisition Corporation.

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and certain third party investors on the other hand to be dated on or prior to the Effective Date.

“Alignvest Additional Subscribers” means the third party investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest.

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or Alignvest Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of CDN$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements.

“Alignvest Board” means the board of directors of Alignvest, as constituted from time to time.

“Alignvest Board Recommendation” has the meaning specified in Section 2.4(2) .

“Alignvest Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii) .

“Alignvest Circular” means the notice of the Alignvest Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Alignvest Shareholders in connection with the Alignvest Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Alignvest Class A Shares” means the class A restricted voting shares in the capital of Alignvest.

“Alignvest Class B Shares” means the class B shares in the capital of Alignvest.

“Alignvest Common Shares” means the Alignvest Class B Shares, as redesignated under the Arrangement at the Effective Time as common shares in the capital of Alignvest and having the terms and conditions set out in Exhibit A to the Plan of Arrangement.

“Alignvest Fairness Opinion” means the opinion of a financial advisor to Alignvest to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein as to the fairness of the transactions contemplated herein to Alignvest and/or its shareholders.

“Alignvest Filings” means the filings made by Alignvest on SEDAR in accordance with applicable Canadian securities laws.

“Alignvest Financial Statements” has the meaning specified in Section (12)(a) of Schedule C.

“Alignvest Meeting” means the special meeting of Alignvest Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Alignvest Circular.

“Alignvest Representative” has the meaning specified in Section 5.1(1) .

“Alignvest Shares” means: (a) prior to the Effective Time, collectively, the Alignvest Class A Shares and the Alignvest Class B Shares; and (b) at and following the Effective Time, the Alignvest Common Shares and the Alignvest Special Voting Share.

“Alignvest Shareholder Approval” means the approval by Alignvest Shareholders of the Arrangement and related matters, if and to the extent required by the TSX, by ordinary resolution (with both classes of Alignvest Shares voting as if they were a single class), or such other approval as may be required.

“Alignvest Shareholders” means: (a) prior to the Effective Time, the registered and/or beneficial holders of the Alignvest Class A Shares and the Alignvest Class B Shares, as the context requires; and (b) at and after the Effective Time, the registered and/or beneficial holders of the Alignvest Common Shares and the registered holder of the Alignvest Special Voting Share.

“Alignvest Special Voting Share” has the meaning specified in the recitals hereto.

“Alignvest Sponsor” means Alignvest Partners Master Fund LP.

“Alignvest Sponsor Equity Investment” means the subscription by the Alignvest Sponsor for, and the issuance by Alignvest to the Alignvest Sponsor of, the number of Alignvest Class B Shares and/or Alignvest Common Shares in consideration of the payment by the Alignvest Sponsor of the amount of approximately U.S.$21,200,000 pursuant to the Alignvest Sponsor Subscription Agreement contemporaneously with or prior to the Effective Time, as set out in the Alignvest Sponsor Subscription Agreement.

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and the Alignvest Sponsor, dated November 1, 2016.

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly formed or incorporated under the laws of Delaware, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as Alignvest will have at the completion of the steps contemplated in Section 2.3 of the Plan of Arrangement.

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest US Subsidiary subscribes for the Subsidiary Trilogy Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time.

“Alignvest Warrants” means the share purchase warrants to acquire Alignvest Common Shares following 30 days after the completion of Alignvest’s qualifying acquisition, at an exercise price of CDN$11.50 per share.

“Ancillary Agreements” means the Trilogy LLC Agreement (including, for greater certainty, the schedules thereto), the Voting Trust Agreement, the 2Degrees Securities Purchase Agreement, the Alignvest Sponsor Subscription Agreement, the SG Enterprises Investor Rights Agreement, the Alignvest U.S. Subsidiary Subscription Agreement, the Sponsor Investor Rights Agreement, the TINZ LLC Agreement, the Trilogy Voting Agreements and the Lock-up Agreements.

“Arrangement” means the arrangement of Alignvest under section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or made at the discretion of the Court in the Final Order with the prior written consent of each of Alignvest and Trilogy, each acting reasonably.

“Arrangement Resolution” means the resolution of the Alignvest Shareholders approving the Plan of Arrangement to be considered at the Alignvest Meeting, substantially in the form of Schedule B.

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Alignvest Class A Shares, the subscription price for the Trilogy Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions of Alignvest Class A Shares will not be included in the added amount in (i) nor the subtracted amount in (ii).

“Arrangement Trilogy Class B Units” means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Common Shares to be issued on closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Shares.

“Articles of Arrangement” means the articles of arrangement of Alignvest in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Alignvest and Trilogy, each acting reasonably.

“Assets” means all the properties, assets, interests and rights of Trilogy and its Material Subsidiaries which are used in, arise from or are otherwise related to its and their businesses as presently conducted.

“Associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Budgets” means the capital budgets attached as Appendix 1.1 -A of the Trilogy Disclosure Letter.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington.

“Cell Tower Lease” means any telecommunications cell site lease, license or statutory right of access, in each case involving aggregate payments of U.S.$100,000 or more in any one-year period.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Claim” has the meaning specified in Section 4.10.

“Class A Trilogy Equity Interest” means a Class A unit in Trilogy as at the date of this Agreement.

“Class B Trilogy Equity Interest” means a Class B unit in Trilogy as at the date of this Agreement.

“Class C Equalized Value” means the value indicated in the appropriate row in the Class C Valuation Chart under the column entitled “Class C Equalized Value”.

“Class C-1 Equalized Value” means the value indicated in the appropriate row in the Class C Valuation Chart under the column entitled “Class C-1 Equalized Value”.

“Class C Trilogy Equity Interest” means a Class C unit in Trilogy as at the date of this Agreement.

“Class C-1 Trilogy Equity Interest” means a Class C-1 unit in Trilogy as at the date of this Agreement.

“Class C Valuation Chart” means the chart in Appendix 4.4(1)(g) -B of the Trilogy Disclosure Letter titled “Class C Valuation Chart”.

“Closing Trilogy Legal Opinions” has the meaning specified in Section 4.4(1)(b) .

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain mutual non-disclosure agreement among Trilogy, Alignvest and Alignvest Management Corporation, dated December 22, 2015.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, by-laws, constitution, limited liability company agreement or certificate of formation, as applicable, and all amendments to such articles, by-laws, limited liability company agreement or certificate.

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation, indefeasible right of use, right or undertaking (written or oral) to which such Person is a party or by which it is bound or affected or to which any of its respective properties or assets is subject.

“Corporate Records” has the meaning specified in Section (11) of Schedule D.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plan” means all material employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, stock option, phantom stock, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former directors, officers or employees of Trilogy or its Subsidiaries maintained, sponsored or funded by Trilogy or its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered under which Trilogy or its Subsidiaries may have any liability, contingent or otherwise, other than benefit plans established pursuant to statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Escrow Account” means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Shares.

“Escrow Agent” means TMX Trust Company, and its successors and permitted assigns.

“Exchange Formula” means the formula, as set forth below, for determining the number of Trilogy Class C Units to be created by as a result of the Trilogy Reorganization Transaction, as follows:

(a)

Step 1 (Exchange Rate): The Exchange Rate is calculated by multiplying US$835, or as may otherwise be agreed in writing by Alignvest and Trilogy (the “Trilogy Unit Value”) by 128 and dividing the result by 1,000 (in each case calculated to three decimal places).

(b)

Step 2 (Conversion of Class C / C-1 Trilogy Equity Interests to Class A Trilogy Equity Interests): The issued and outstanding Class C Trilogy Equity Interests immediately prior to the Effective Time and the issued and outstanding Class C-1 Trilogy Equity Interests immediately prior to the Effective Time will be converted to the number of Class A Trilogy Equity Interests calculated as follows (the “Additional Class A Trilogy Equity Interests”):

Additional	Class A		Class C	Trilogy		Class C-1	Trilogy
Trilogy	Equity	=	Equity	Interests	+	Equity	Interests
Interests			outstanding			outstanding
			Adjusted			Adjusted	Equalized
			Equalized	Value		Value	Class C-1
			Class C	Trilogy		Trilogy	Equity
			Equity	Interests		Interests

Where the “Adjusted Equalized Value” for the Class C Trilogy Equity Interests or the Class C-1 Trilogy Equity Interests, as applicable, is calculated by linear interpolation as set out in (i) and (ii), below.

(i)

If the Trilogy Unit Value is equal to a value in the Class C Valuation Chart under the column titled “Class A/B Unit Value” then the Adjusted Equalized Value equals the number of units in the corresponding column titled “Class C Equalized Value”, or “Class C-1 Equalized Value”, as appropriate;

(ii)	Otherwise, Adjusted Equalized Value for the Class C Trilogy Equity Interests or the Class C-1 Trilogy Equity Interests, as applicable, equals:

Adjusted Equalized Value	=	((Trilogy Unit Value - X1) *Slope) +Y1
for the Class C Trilogy
Equity Interests or the
Class C-1 Trilogy Equity
Interests, as applicable,

where:

Slope	=	Y2 – Y1

X2 – X1

X1	=	Value of the Class A Trilogy Equity Interest that is immediately smaller than the Trilogy Unit Value in the Class C Valuation Chart under the column titled “Class A/B Unit Value”

X2	=	Value of the Class A Trilogy Equity Interest that is immediately larger than the Trilogy Unit Value in the Class C Valuation Chart under the column titled “Class A/B Unit Value”

Y1	=	Value of the Equalized Value that corresponds with X2 in the Class C Valuation Chart under the column titled “Class C Equalized Value” or “Class C-1 Equalized Value”, as applicable

Y2	=

Value of the Equalized Value that corresponds with X1 (as the Equalized Value column in the Class C Valuation Chart are in descending amounts) in the Class C Valuation Chart under the column titled “Class C Equalized Value” or “Class C-1 Equalized Value”, as applicable

(c)

Step 3 (Total Class A Trilogy Equity Interests): The Total Class A Trilogy Equity Interests equals the issued and outstanding number of Class A Trilogy Equity Interests immediately prior to the Effective Time plus the Additional Class A Trilogy Equity Interests (the “Total Class A Trilogy Equity Interests”).

(d)

Step 4 (Total Class A Trilogy Equity Interests and Class B Trilogy Equity Interests Converted to Trilogy Class C Units): The number of Trilogy Class C Units for which the Trilogy Equity Interests will be exchanged, is the Exchange Rate multiplied by the sum of the Total Class A Trilogy Equity Interests and Class B Trilogy Equity Interests outstanding, or calculated to be included in the Class A Trilogy Equity Interests under step 5 above, at the Effective Time, with the result rounded to the nearest whole number (based with any fraction of .499 or less rounding down and any fraction equal to or greater than .500 rounding up).

“Exchange Rate” means the rate for determining the number of Trilogy Class C Units to be issued pursuant to the Trilogy Reorganization Transaction in exchange for Trilogy Equity Interests as set forth in paragraph (a) of the definition of the term Exchange Formula.

“Existing TINZ LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of TINZ, dated as of July 31, 2015

“Expenses” means the Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under this Agreement, together with a reasonable reserve for future expenses.

“Fifth Amended and Restated Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of December 30, 2010, as amended.

“Final IPO Prospectus” means Alignvest’s final long-form prospectus dated June 16, 2015 in connection with its initial public offering.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to Alignvest and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Alignvest and Trilogy, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any amendment is acceptable to both Alignvest and Trilogy, each acting reasonably) on appeal.

“Founders” means, collectively, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker.

“Founders’ Shares” means the 6,701,344 Alignvest Class B Shares originally purchased by the Founders prior to but in connection with the initial public offering of Alignvest (or in the case of Joe Natale, subsequently acquired).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange.

“IFRS” means generally accepted accounting principles as set-out in the CPA Canada Handbook – Accounting or other similar standard in the applicable jurisdiction for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means (a) computer software, (b) all trademarks, service marks, Internet domain names and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, (c) patents and patent applications, (d) confidential and proprietary information, including trade secrets and know-how, and (e) copyrights and registrations and applications for registration of the foregoing.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of each of the Parties, each acting reasonably.

“Law” means, with respect to any Person, any applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, rules, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Leased Properties” means the lands and premises leased by Trilogy and its Subsidiaries.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“LLC Redemption Restrictions” means the redemption restrictions contained in the Trilogy LLC Agreement pursuant to which, subject to the consummation of the Arrangement, the right to redeem the Trilogy Class C Units of each Trilogy Unit Holder will be restricted: (i) with respect to Class C-1 Units, a period of 24 months from the Effective Time, (ii) with respect to Class C-2 Units, a period of 12 months from the Effective Time, and (iii) with respect to Class C-3 Units, a period of 180 days from the Effective Time, all on the terms of the Trilogy LLC Agreement.

“Lock-up Agreements” means, collectively: (a) the lock-up agreements entered into between Alignvest and each of SG Enterprises, Theresa Gillespie and Brad Horwitz dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 24 months from the Effective Time, on the terms of such agreement; (b) the lock-up agreements entered into between Alignvest and each of the holders of the Alignvest Class B Shares dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of their Alignvest Shares and Alignvest Warrants for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of their Alignvest Shares and Alignvest Warrants for a period of 24 months from the Effective Time, on the terms of such agreement; (c) the lock-up agreements entered into between Alignvest and each of Erik Mickels, Scott Morris and Drew Davies (the “Trilogy Executives”) dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time, on the terms of such agreement; and (d) the lock-up agreements, if any, entered into between Alignvest and each of the 2Degrees Participating Minority Shareholders and 2Degrees Participating Optionholders dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the Alignvest Shares to be received by them under the Arrangement for a period of 180 days from the Effective Time, on the terms of such agreement (provided that, in the cases of clauses (a) through (e) above, except on death, no Trilogy Class C Units may be disposed of at any time except in the exercise of the Trilogy Class C Unit Redemption Rights).

“Locked-up Shareholders” means the parties to the Lock-up Agreements, other than Alignvest.

“Management Incentive Plan” means the equity compensation plan to be established by Alignvest (consistent with the terms set out in Schedule E) representing, on a fully diluted basis (from time to time), up to 7.5% of the total number of issued and outstanding Alignvest Common Shares inclusive of shares to be issued pursuant to such Alignvest option and/or restricted share plan, less the following (reduced to reflect the then proportion of Trilogy’s indirect ownership of 2Degrees): (i) any 2Degrees Options or similar equity instruments of 2Degrees (equal to the corresponding number of Alignvest Common Shares that may be issuable in exchange therefor pursuant to such Alignvest option and/or restricted share plan) that are outstanding at the Effective Time, or (ii) granted in the future to Persons who are (or are related to) directors, officers or employees of 2Degrees.

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, financial condition or results of operations of that Party and its Subsidiaries, taken as a whole, or would, or would be reasonably expected to, prevent or materially delay that Party from consummating the transactions contemplated by this Agreement by the Outside Date, other than changes, events, occurrences, state of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States, as well as, with respect to Trilogy, New Zealand or Bolivia;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States, as well as, with respect to Trilogy, New Zealand or Bolivia;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

(d)	any change or proposed change in Law, IFRS, U.S. GAAP or accounting rules or the interpretation thereof applicable to the industries or markets in which either Party operates;

(e)	any change affecting the industries or markets in which such Party operates;

(f)

with respect to Trilogy, any failure of Trilogy and its Subsidiaries to meet any estimates or projections, whether published, internally prepared, made available to Alignvest or otherwise, of revenues, earnings or other financial projections, performance measures or operating statistics (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless they relate to clauses (a) through (e) above or clauses (g) through (i) below);

(g)

the announcement of the execution of this Agreement or the pending consummation of this Agreement, the Arrangement or the Ancillary Agreements or other transactions contemplated by this Agreement, the Arrangement or the Ancillary Agreements;

(h)

compliance with the terms of, and taking any actions required by, this Agreement, or the Arrangement or Ancillary Agreements, or taking or not taking any action at the request of, or with the consent of the other Party to this Agreement; and

(i)	acts or omissions of the other Party or its Subsidiaries after the date of this Agreement.

provided, however, that with respect to clauses (a), (b), (c), and (e), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates.

“Material Contract” has the meaning specified in Schedule D, Section (22) and includes all amendments to such Material Contracts.

“Material Subsidiaries” means, collectively, 2Degrees and NuevaTel and TIRS.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“New SG Enterprises Units” means the Class A Trilogy Equity Interests to be subscribed for by SG Enterprises, on or prior to November 30, 2016, in the aggregate amount of U.S.$5 million at a price of U.S.$835.00 per Class A Trilogy Equity Interest.

“NuevaTel” means Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A., a corporation existing under the laws of Bolivia and a subsidiary of Trilogy.

“NuevaTel Shareholders Agreement” means the Shareholders Agreement of NuevaTel dated November 19, 2003.

“OBCA” means the Business Corporations Act (Ontario).

“OIO Consent” has the mean specified in Section 6.1(4) .

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, and is taken in the ordinary course of the operations of the business of such Party. In the case of Trilogy and its Subsidiaries, “Ordinary Course” shall be deemed to include any pre-existing arrangements in respect of the factoring of retail and business receivables.

“OSC” means the Ontario Securities Commission.

“Outside Date” means March 10, 2017 or such later date as may be agreed to in writing by the Parties.

“Parties” means Alignvest and Trilogy, and “Party” means any one of them.

“Permitted Liens” means, in respect of Trilogy and its Subsidiaries as applicable, any one or more of the following:

(a)	Liens for Taxes which are not delinquent or that are being contested in good faith;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Laws or of which notice in writing has not been given to Trilogy or its Subsidiaries, as applicable, or which are otherwise being contested in good faith;

(c)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of Trilogy or its Subsidiaries, as applicable, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)

any Permitted Collateral Lien (as defined in the indenture for the Trilogy Senior Secured Notes), any Permitted Security Interest (as defined in the 2Degrees Senior Facilities Agreement) or any lien permitted under any agreement governing any indebtedness for borrowed money of NuevaTel;

(e)

easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the ability to use any Leased Properties and would not reasonably be expected to materially and adversely affect the ability of Trilogy or its Subsidiaries, as applicable, to carry on its business in the Ordinary Course;

(f)	Liens as between Trilogy and its Subsidiaries as set forth in Section D(17) of the Trilogy Disclosure Letter; and

(g)	Liens pursuant to the Put/Call Agreement.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of Alignvest and Trilogy, each acting reasonably.

“Post-Closing Business” means the businesses and assets directly or indirectly owned or controlled by Alignvest immediately following the Effective Time as a result of the issuance to Alignvest of the Trilogy Purchased Units, and include the businesses and assets of Trilogy and its Material Subsidiaries.

“Potential Tesbrit Transaction” means a potential transaction involving any of the Tesbrit Entities’ shareholding in 2Degrees on the one hand and any of Trilogy, its Subsidiaries or any other Person on the other hand.

“Prospectus” means the non-offering preliminary prospectus and/or final prospectus of Alignvest, and any amendment thereto, as the context requires, containing disclosure regarding the Arrangement, as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual.

“Put/Call Agreement” means the Put/Call Agreement, dated April 11, 2014, by and among 2Degrees and Trilogy International South Pacific LLC.

“Redemption Replacement Amount” means an amount equal to the aggregate number of Alignvest Class A Shares, if any, in respect of which redemption rights have been exercised and not withdrawn multiplied by CDN$10.

“Required Approval” has the meaning specified in Section 2.2(3) .

“Required Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period or suspensory periods imposed by Law or a Governmental Entity, in each case as required in connection with the Arrangement or as otherwise set out in Section D(5) of the Trilogy Disclosure Letter, including the OIO Consent.

“Restraint” means any Law, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement including the Arrangement.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission.

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“SEDAR” means the document filing and retrieval system administered by the Canadian Securities Administrators.

“SG Enterprises” means SG Enterprises II, LLC.

“SG Enterprises Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and SG Enterprises containing certain Alignvest Board nomination rights.

“Sponsor Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and Alignvest Management Corporation containing certain Alignvest Board nomination rights.

“SPACs” mean special purpose acquisition corporations as set out in the TSX Company Manual.

“Subscription Trilogy Class A Units” means the number of Trilogy Class A units that is four (4) times the number of Trilogy Class C Units.

“Subsidiaries” means the Material Subsidiaries and any entity that is a “subsidiary” of Trilogy within the meaning of “subsidiary” specified in National Instrument 45- 106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, including regulations thereunder.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (a) any and all taxes, duties, excises, assessments, imposts or levies in the nature of a tax and other charges or assessments of any kind whatsoever in the nature of a tax imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above; (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tesbrit Entities” means Tesbrit B.V. and any partnership, joint venture, association, body corporate, corporation or other entity that it owns or controls, directly or indirectly.

“TINZ” means Trilogy International New Zealand.

“TINZ LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of TINZ to be entered into by TINZ and TISP, in the form agreed to by Alignvest and Trilogy, each acting reasonably.

“TINZ Securities Purchase Agreement” has the meaning specified in the Plan of Arrangement.

“TINZ Unit Holder” means a registered and/or beneficial holder of units of Trilogy New Zealand.

“TIRS” means Trilogy International Radio Spectrum LLC.

“TISP” means Trilogy International South Pacific LLC.

“Total Class A Trilogy Equity Interests” has the meaning ascribed thereto in paragraph (c) of the definition of the term Exchange Formula.

“Trilogy” means Trilogy International Partners LLC.

“Trilogy Board” means the management committee of Trilogy, as constituted from time to time.

“Trilogy Class A Unit” means a class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement.

“Trilogy Class B Unit” means a class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement.

“Trilogy Class C Unit” means a class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights.

“Trilogy Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement.

“Trilogy Data Room” means the material contained as of 11:59 p.m. (Toronto time) on October 28, 2016 in the virtual data room established by Trilogy, the index of documents of which is appended to the Trilogy Disclosure Letter as Appendix 1.1 -B.

“Trilogy Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Trilogy to Alignvest with this Agreement and accepted and countersigned by Alignvest.

“Trilogy Equity Interests” means the outstanding Class A Trilogy Equity Interests, Class B Trilogy Equity Interests, Class C Trilogy Equity Interests and Class C-1 Trilogy Equity Interests (all as described in the Fifth Amended LLC Agreement as at the date of this Agreement) as set forth in Section D(8) of the Trilogy Disclosure Letter, plus the New SG Enterprises Units.

“Trilogy Financial Statements” means the audited consolidated financial statements of Trilogy as at and for the fiscal year ended December 31, 2015 (including the notes thereto and the auditor’s report thereon) and the unaudited consolidated interim financial statements of Trilogy as at and for the six-month period ended June 30, 2016.

“Trilogy Group Companies” means, collectively, Trilogy, the Material Subsidiaries and Two Degrees New Zealand Limited (formerly Snap Limited).

“Trilogy Group Directors, Officers and Senior Employees” means the directors of Trilogy and each of its Material Subsidiaries and the Trilogy Senior Leadership Team.

“Trilogy Group Representatives” has the meaning specified in Section 5.2(1) .

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among and/or bind Trilogy and all of its members, substantially in the form and substance of Schedule F.

“Trilogy New Zealand” means Trilogy International New Zealand LLC, a Delaware limited liability company.

“Trilogy Purchased Units” means the Trilogy Class A Units and Trilogy Class B Units to be purchased by and issued to Alignvest by Trilogy under the Arrangement.

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Fifth Amended and Restated LLC Agreement to create and issue the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement, all as set forth in Section 1.1(b) of the Trilogy Disclosure Letter.

“Trilogy Senior Leadership Team” means the Chief Executive Officer of each of Trilogy and its Material Subsidiaries together with those individuals set forth in Section 1.1 of the Trilogy Disclosure Letter.

“Trilogy Senior Secured Notes” means the 13.375% senior secured notes of Trilogy due May 15, 2019.

“Trilogy Unit Holder Approval” means the approval of the Trilogy Unit Holders in accordance with the terms of the Fifth Amended and Restated Trilogy LLC Agreement, authorizing Trilogy to enter into and perform its obligations under this Agreement, to consummate the Arrangement and to consummate the Trilogy Reorganization Transaction.

“Trilogy Unit Holders” means the registered and/or beneficial holders of the Trilogy Equity Interests.

“Trilogy Voting Agreements” means the voting agreements (including all amendments thereto) between Trilogy and the holders of Alignvest Class B Shares setting forth the terms and conditions upon which they have agreed, among other things, to vote their Alignvest Shares in favour of the Arrangement Resolution.

“Trilogy Warrant Rights” means the right of Alignvest to purchase a number of Trilogy Class B Units equal to the number of Alignvest Common Shares issuable on the exercise of the Alignvest Warrants for the amount of the net consideration received by Alignvest pursuant to the exercise of such Alignvest Warrants.

“Trustee” means TMX Trust Company, or such other trustee reasonably acceptable to the Parties.

“TSX” means the Toronto Stock Exchange.

“U.S. GAAP” means U.S. generally accepted accounting principles, at the relevant time, applied on a consistent basis.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Voting Trust Agreement” means an agreement to be made between Alignvest, Trilogy and the Trustee substantially in the form and substance of Schedule G, with such changes thereto as the Parties, acting reasonably, may agree.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars, $ or CDN$ are references to Canadian dollars, all references to U.S.$ are to United States dollars and all references to NZ$ are references to New Zealand dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Trilogy Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)

“Knowledge”. Any reference to the knowledge of Alignvest or of Trilogy or its Material Subsidiaries shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of:

(a)

Reza Satchu, President and Chief Executive Officer, Sanjil Shah, Chief Financial Officer and Corporate Secretary, and Andre Mousseau, Chief Operating Officer, with respect to matters related to Alignvest;

(b)

John Stanton, Chairman, Bradley Horwitz, President and Chief Executive Officer, Erik Mickels, Senior Vice President and Chief Financial Officer and Scott Morris, Senior Vice President and General Counsel with respect to matters related to Trilogy (the “Trilogy Knowledge Parties”);

(c)

the Trilogy Knowledge Parties, Stewart Sheriff, Chief Executive Officer and Nurani Subramanian Venkatachalam, Chief Financial Officer with respect to matters related to 2Degrees, Two Degrees New Zealand Limited and TIRS (collectively, the “2Degrees Knowledge Parties”); and

(d)

the Trilogy Knowledge Parties, Juan Pablo Calvo, Chief Executive Officer and Gonzalo Endara, Chief Financial Officer with respect to matters related to NuevaTel (collectively, the “NuevaTel Knowledge Parties”).

Without limiting the generality of the foregoing, where any representation or warranty with respect to matters related to Trilogy or any of its Material Subsidiaries is expressly qualified by reference to the Knowledge of Trilogy or any of its Material Subsidiaries, such representation and warranty shall be deemed to have been made to the Knowledge of the Trilogy Knowledge Parties, with respect to matters related to Trilogy, to the Knowledge of the 2Degrees Knowledge Parties, with respect to matters related to 2Degrees, and to the Knowledge of the NuevaTel Knowledge Parties, with respect to matters related to NuevaTel.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with U.S. GAAP.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 11:59 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 11:59 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Toronto, Ontario.

Section 1.3	Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)

The Trilogy Disclosure Letter and all information contained therein is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (b) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Promptly following the transactions contemplated in the Plan of Arrangement, Alignvest shall be continued under the laws of British Columbia consistent with the terms of the form of articles of continuance set forth in Schedule H.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement and the receipt of first comments from the Ontario Securities Commission on Alignvest’s preliminary Prospectus, Alignvest shall apply in a manner reasonably acceptable to Trilogy, pursuant to the OBCA and, in cooperation with Trilogy, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Alignvest Meeting and for the manner in which such notice is to be provided;

(2)	for confirmation of the record date for the Alignvest Meeting referred to in Section 2.3(1);

(3)

that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be a majority of the votes cast on the Arrangement Resolution (50% + 1 vote) by the Alignvest Shareholders, present in person or represented by proxy at the Alignvest Meeting, voting together as if they were a single class of shares, as required by the TSX rules, and/or as may otherwise be required by the TSX or the Court, including pursuant to Part X of the TSX Company Manual, as the same was varied by the TSX, as reflected in the Final IPO Prospectus, and as the same may be amended, supplemented or otherwise modified from time to time, each Alignvest Class A Share and Alignvest Class B Share entitling the holder thereof to one vote on the Arrangement Resolution;

(4)

that the terms, restrictions and conditions of Alignvest’s Constating Documents shall apply in respect of the Alignvest Meeting, except that the quorum shall not be less than Alignvest Shareholders holding 25% of the Alignvest Shares, in person or by proxy;

(5)	for the absence of any dissent rights in respect of the Arrangement;

(6)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(7)	that the Alignvest Meeting may be adjourned or postponed from time to time by Alignvest in accordance with the terms of this Agreement without the need for additional approval of the Court;

(8)

that the record date for the Alignvest Shareholders entitled to notice of and to vote at the Alignvest Meeting will not, unless agreed to in writing by the Parties, change in respect of any adjournment(s) or postponement(s) of the Alignvest Meeting;

(9)

that it is the Parties’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the recapitalization of the Trilogy Equity Interests and with respect to the issuance of the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units, and with respect to the issuance of the Alignvest Common Shares to the 2Degrees Participating Minority Holders, the 2Degrees Participating Optionholders and the TINZ Unit Holders and with respect to the issuance by Alignvest of the Alignvest Common Shares and Class B Shares to the Alignvest Additional Subscribers, if applicable, and the Alignvest Special Voting Share, provided that notwithstanding anything herein to the contrary, the Parties’ stated intention to rely upon one or more exemptions from the registration requirements of the Securities Act shall not preclude such Parties’ reliance upon any other available exemption; and

(10)	for such other matters as the Parties may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

Section 2.3	The Alignvest Meeting

Subject to the terms of this Agreement, Alignvest shall:

(1)

convene and conduct the Alignvest Meeting in accordance with the Interim Order, Alignvest’s Constating Documents and applicable Law on or before February 21, 2017 for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Alignvest Circular and agreed to by Trilogy, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Alignvest Meeting without the prior written consent of Trilogy, acting reasonably, except in the case of an adjournment as required for quorum purposes;

(2)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Alignvest Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;

(3)

consult with Trilogy in fixing the date of the Alignvest Meeting and the record date, give notice to Trilogy of the Alignvest Meeting and allow Trilogy’s representatives and legal counsel to attend the Alignvest Meeting;

(4)

promptly advise Trilogy at such times as Trilogy may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Alignvest Meeting, as to the aggregate tally of the proxies received by Alignvest in respect of the Arrangement Resolution and aggregate notices of redemption of Alignvest Class A Shares; and

(5)

not change the record date for the Alignvest Shareholders entitled to vote at the Alignvest Meeting in connection with any adjournment or postponement of the Alignvest Meeting, or change any other matters in connection with the Alignvest Meeting unless required by Law or approved by Trilogy.

Section 2.4	The Alignvest Circular

(1)

Alignvest shall as promptly as reasonably practicable, prepare and complete, in consultation with Trilogy, the Alignvest Circular together with any other documents required by Law in connection with the Alignvest Meeting and the Arrangement, and Alignvest shall, promptly after obtaining the Interim Order, cause the Alignvest Circular and such other documents to be filed and sent to each Alignvest Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Alignvest Meeting to be held by the date determined pursuant to Section 2.3(1).

(2)

Alignvest shall ensure that the Alignvest Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (except that Alignvest shall not be responsible for any information relating to Trilogy and its Subsidiaries, or its business and affairs that is contained in the Alignvest Circular that has been provided by Trilogy or any Trilogy Group Representative) and provides Alignvest Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Alignvest Meeting. Without limiting the generality of the foregoing, the Alignvest Circular must include: (a) a copy of the Alignvest Fairness Opinion (if received); and (b) a statement that the Alignvest Board has received the Alignvest Fairness Opinion (if received), and has unanimously determined that the Arrangement Resolution is in the best interests of Alignvest and fair to the Alignvest Shareholders and recommends that the Alignvest Shareholders vote in favour of the Arrangement Resolution (the “Alignvest Board Recommendation”).

(3)

Alignvest shall give Trilogy and its legal counsel a reasonable opportunity to review and comment on drafts of the Alignvest Circular and other related documents, and shall give reasonable consideration to any comments made by Trilogy and its counsel, and agrees that all information relating to Trilogy included in the Alignvest Circular must be in a form and content satisfactory to Trilogy, acting reasonably.

(4)

Trilogy shall provide all necessary information concerning Trilogy that is required by Law to be included by Alignvest in the Alignvest Circular or other related documents to Alignvest in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Alignvest Circular and to the identification in the Alignvest Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning Trilogy.

(5)

Trilogy will reasonably cooperate with and assist Alignvest in seeking the Interim Order and the Final Order, including by providing Alignvest on a timely basis any information reasonably required to be supplied by Trilogy in connection therewith.

(6)

Each Party shall promptly notify the other Party if it becomes aware that the Alignvest Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Alignvest shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Alignvest Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	The Prospectus

(1)

Alignvest shall, in consultation with Trilogy, the Material Subsidiaries and their respective advisors, as promptly as reasonably practicable, prepare and file the Prospectus with the TSX and the OSC or any other applicable securities regulators, in accordance with Part X of the TSX Company Manual (pertaining to SPACs), as the same was varied by the TSX, as reflected in the Final IPO Prospectus, and as the same may be amended, supplemented or otherwise modified from time to time. Trilogy further agrees to provide, and to cause the Material Subsidiaries to provide, such assistance as may be reasonably required in connection with the preparation of the Prospectus.

(2)

Trilogy shall use commercially reasonable efforts to provide, and shall cause the Material Subsidiaries to provide, Alignvest and its auditor access to and the opportunity to review all financial statements and financial information of Trilogy and the Material Subsidiaries that is required in connection with the preparation of the Prospectus. Trilogy further agrees to use commercially reasonable efforts to provide, and to cause the Material Subsidiaries to provide, such financial information and assistance as may be reasonably required in connection with any pre-filing or exemptive relief application in respect of disclosure in the Prospectus and in connection with the preparation of any pro-forma financial statements for inclusion in the Prospectus. Trilogy, on its behalf and on behalf of the Material Subsidiaries, as applicable, hereby: (a) consents to the inclusion of any such financial statements in the Prospectus, and (b) agrees to provide appropriate signatures where required. Nothing in this Section 2.5 shall require Trilogy to provide information that would cause a risk of a loss of privilege to Trilogy with respect to such information, or would otherwise be prohibited by contract, Law, duty of confidentiality or otherwise.

(3)

The Parties shall cooperate with one another in connection with the preparation and filing of the Prospectus to seek to obtain approval of the TSX and the OSC or any other applicable securities regulators, including providing or submitting on a timely basis all documentation and information that is required or advisable in connection with obtaining such approvals.

(4)

The Parties shall jointly seek to ensure that the Prospectus complies in all material respects with applicable Law, does not contain any Misrepresentation (except that Alignvest shall not be responsible for any information or financial statements relating to Trilogy or its Subsidiaries that is provided by Trilogy or any Trilogy Group Representative, and Trilogy shall not be responsible for any information or financial statements relating to Alignvest that is provided by Alignvest), and is in a form satisfactory to the TSX and the OSC or any other applicable securities regulators, as applicable, in order to obtain a receipt by the OSC in respect thereof.

(5)

Alignvest shall give Trilogy, the Material Subsidiaries and their respective legal counsel a reasonable opportunity to review and comment on drafts of the Prospectus and other related documents, and shall give reasonable consideration to any comments made by Trilogy, the Material Subsidiaries and their respective legal counsel. Alignvest agrees that all information relating to Trilogy or its Subsidiaries included in the Prospectus must be in a form and content satisfactory to Trilogy, acting reasonably.

Section 2.6	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed as provided for in the Interim Order and as required by applicable Law, and the Alignvest Shareholder Approval is obtained if required by the TSX, Alignvest shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable.

Section 2.7	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Alignvest shall:

(1)	diligently pursue, and cooperate with Trilogy in diligently pursuing, the Interim Order and the Final Order;

(2)

provide legal counsel to Trilogy with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(3)

provide legal counsel to Trilogy with copies of any notice of appearance, evidence or other documents served on Alignvest or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(5)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Trilogy’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Trilogy is not required to agree or consent to any decrease in or variation in the form of the Arrangement Subscription Consideration (lower than the minimum or greater than the maximum) or other modification or amendment to such filed or served materials that expands or increases Trilogy’s obligations, or diminishes or limits Trilogy’s rights, set forth in any such filed or served materials or under this Agreement;

(6)

oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Trilogy; and

(7)

not object to legal counsel to Trilogy making such submissions on application for either the Interim Order or the Final Order as such counsel considers appropriate, provided that Alignvest is advised and approves of the nature of any submissions prior to the hearing and such submissions are not inconsistent with this Agreement or the Plan of Arrangement.

Section 2.8	Articles of Arrangement and Effective Date

(1)

Alignvest shall amend the Plan of Arrangement from time to time at the reasonable request of Trilogy, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to Trilogy.

(2)

Alignvest shall file the Articles of Arrangement with the Director within 2 (two) Business Days after the satisfaction or, where not prohibited, waiver of the conditions set forth in Article 6, unless another time or date, which is prior to the Outside Date, is agreed to in writing by the Parties.

(3)

The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9, or at such other location as may be agreed upon by the Parties.

Section 2.9	Withholding Taxes

Alignvest and Trilogy, as applicable, shall be entitled to deduct and withhold from any consideration, including by way of the sale of Alignvest Common Shares by Alignvest on behalf of the Person, otherwise payable or otherwise deliverable to a Person under the Plan of Arrangement such amounts as it is required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Entity from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.10	Announcement and Shareholder Communications

Alignvest shall publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such announcement to be approved by Trilogy in advance, acting reasonably. Trilogy may make disclosure of material undisclosed information about this Agreement and the transactions contemplated hereby on a confidential basis, to any of its members or Affiliates, to the holders of the Trilogy Senior Secured Notes, any minority shareholder of any Subsidiary or any Trilogy Group Representatives as reasonably required in connection herewith or otherwise to the creditors of Trilogy in the Ordinary Course in connection with its investor relations practices, the text and timing of such disclosure to be approved by Alignvest in advance, acting reasonably. Alignvest may make disclosure of material undisclosed information about this Agreement and the transactions contemplated hereby on a confidential basis following the execution of this Agreement, to any of its shareholders or Affiliates or any Alignvest Representatives as reasonably required in connection herewith or otherwise in the Ordinary Course in connection with its investor relations practices. No Party shall:

(1)

otherwise issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(2)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

Section 2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that the recapitalization of Trilogy Equity Interests and issuance of the Trilogy Class C Units, the issuance of the Alignvest Common Shares to the TINZ Unit Holders, the 2Degrees Participating Minority Shareholders (or at least those who are U.S. citizens or residents), the 2Degrees Participating Optionholders (or at least those who are U.S. citizens or residents) and the Alignvest Additional Subscribers (or at least those who are U.S. citizens or residents), the issuances of Trilogy Class A Units and Trilogy Class B Units and the issuance by Alignvest of the Alignvest Special Voting Share, all as set forth in the Plan of Arrangement, will be done in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof or another applicable exemption from the registration requirements of the U.S. Securities Act, and the issuance of the Alignvest Common Shares that may be issued as a result of the exercise of the Trilogy Class C Unit Redemption Rights will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Regulation D (Rule 506) or another applicable exemption from the registration requirements of the U.S. Securities Act. In addition, Alignvest agrees that on or prior to the Effective Time it will enter into the Trilogy LLC Agreement, which will provide for, among other things, certain registration rights for the holder(s) of Trilogy Class C Units party thereto, and that in order to provide for their effectiveness following the Effective Time, it will file and cause the effectiveness of one or more resale registration statements as set forth in Schedule C to the Trilogy LLC Agreement for the holders of the Trilogy Class C Units to enable the resale, on a freely tradeable basis, of any Alignvest Common Shares that may be issued as a result of the exercise of the Trilogy Class C Unit Redemption Rights issued upon redemption of the Trilogy Class C Units on the terms set forth in Schedule B to the Trilogy LLC Agreement. The registration rights will also cover the Alignvest Common Shares to be issued to the TINZ Unit Holders, the 2Degrees Participating Minority Shareholders (or at least those who are U.S. citizens or residents) and the 2Degrees Participating Optionholders (or at least those who are U.S. citizens or residents). In connection with the Parties’ intended reliance upon the above-described exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will, to the extent practical, be carried out on the following basis:

(1)	the Arrangement will be subject to the approval of the Court;

(2)

the Court will be advised prior to the hearing required to approve the Arrangement as to the intention of the Parties to rely, based on the Court’s approval of the Arrangement, on the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements of that Act with respect to the recapitalization of the Trilogy Equity Interests and with respect to the issuance of the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and with respect to the issuance of the Alignvest Common Shares to the 2Degrees Participating Minority Holders (or at least those who are U.S. citizens or residents), the 2Degrees Participating Optionholders (or at least those who are U.S. citizens or residents), the TINZ Unit Holders, the Alignvest Additional Subscribers (or at least those who are U.S. citizens or residents) and with respect to the issuance by Alignvest of the Alignvest Special Voting Share;

(3)

the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement (including the terms and conditions of the issuances and exchanges of securities pursuant thereto) to the Trilogy Unit Holders, Alignvest, the 2Degrees Participating Minority Holders (or at least those who are U.S. citizens or residents), the 2Degrees Participating Optionholders (or at least those who are U.S. citizens or residents), the TINZ Unit Holders and the Alignvest Additional Subscribers (or at least those who are U.S. citizens or residents) subject to the Arrangement;

(4)

each Person entitled to receive Trilogy Class A Units, Trilogy Class B Units or Trilogy Class C Units and each 2Degrees Participating Minority Holder, 2Degrees Participating Optionholder, TINZ Unit Holder and Alignvest Additional Subscribers entitled to receive Alignvest Common Shares and the Person entitled to receive the Alignvest Special Voting Share to be issued by Alignvest will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5)

each Person entitled to receive Trilogy Class A Units, Trilogy Class B Units or Trilogy Class C Units and each 2Degrees Participating Minority Holder (or at least those who are U.S. citizens or residents), 2Degrees Participating Optionholder (or at least those who are U.S. citizens or residents), TINZ Unit Holder and the Alignvest Additional Subscribers (or at least those who are U.S. citizens or residents) entitled to receive Alignvest Common Shares and the Person entitled to receive the Alignvest Special Voting Share to be issued by Alignvest, in each case, pursuant to the Arrangement will be advised that the Trilogy Class C Units, such Alignvest Common Shares and Alignvest Special Voting Share have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(6)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement (including the terms and conditions of the issuances and exchanges of securities pursuant thereto) is approved by the Court as being fair to the Trilogy Unit Holders, Alignvest, the Alignvest Shareholders, the 2Degrees Participating Minority Holders (or at least those who are U.S. citizens or residents), the 2Degrees Participating Optionholders (or at least those who are U.S. citizens or residents), the TINZ Unit Holders, the Alignvest Additional Subscribers (or at least those who are U.S. citizens or residents) and the Trustee, being the Person entitled to receive the Alignvest Special Voting Share to be issued by Alignvest;

(7)

the Interim Order will specify that Trilogy Unit Holders, Alignvest, the 2Degrees Participating Minority Holders, the 2Degrees Participating Optionholders, the TINZ Unit Holders, the Alignvest Additional Subscribers and the Trustee, being the Person entitled to receive the Alignvest Special Voting Share to be issued by Alignvest will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(8)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the recapitalization of Trilogy Equity Interests and issuance of the Trilogy Class C Units, the issuance of the Alignvest Common Shares to the TINZ Unit Holders, the 2Degrees Participating Minority Shareholders and the 2Degrees Participating Optionholders, the issuances of Trilogy Class A Units and Trilogy Class B Units and the issuance by Alignvest of the Alignvest Common Shares and Class B Shares to the Alignvest Additional Subscribers, if applicable, and the Alignvest Special Voting Share, in each case, pursuant to the Plan of Arrangement”.

Section 2.12	Adjustments for Additional 2Degrees Shares

The Parties agree that, in the event that after the date hereof and prior to the filing of the final Prospectus, if additional 2Degrees Shareholders propose, with the consent of Alignvest and Trilogy, to participate directly or indirectly in the transactions contemplated in this Agreement, then the Parties shall make appropriate adjustments to the terms contemplated hereby, including, without limitation, if required seeking modifications to the Interim Order and Final Order.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of Alignvest

(1)

Alignvest represents and warrants to Trilogy as set forth in Schedule C and acknowledges and agrees that Trilogy is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of Alignvest contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. In the event any of the representations and warranties of Alignvest contained in this Agreement are not true and correct in any respect as of the date hereof or as of the Effective Time, Trilogy’s sole remedy will be to exercise its termination right pursuant to Section 7.2, to the extent applicable, and in any event, Alignvest shall have no other liability to Trilogy as a result thereof.

Section 3.2	Representations and Warranties of Trilogy

(1)

Except as set forth in the Trilogy Disclosure Letter (it being agreed that disclosure of any item in any numbered paragraph of the Trilogy Disclosure Letter shall be deemed disclosure with respect to any other numbered paragraph of the Trilogy Disclosure Letter or any other Section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure), Trilogy represents and warrants to Alignvest as set forth in Schedule D and acknowledges and agrees that Alignvest is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of Trilogy contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. In the event any of the representations and warranties of Trilogy contained in this Agreement are not true and correct in any respect as of the date hereof or as of the Effective Time, Alignvest’s sole remedy will be to exercise its termination right pursuant to Section 7.2, to the extent applicable, and in any event, neither Trilogy nor any other Trilogy Group Representative shall have any other liability to Alignvest as a result thereof.

Article 4
COVENANTS

Section 4.1	Conduct of Business of Alignvest.

(1)

Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, other than as contemplated under this Agreement or in connection with the Arrangement, or except with the prior written consent of Trilogy, which will not be unreasonably withheld or delayed, Alignvest shall conduct its business in the Ordinary Course.

(2)

Without limiting the generality of Section 4.1(1) and without derogating from the obligations of Alignvest in Section 4.2, other than as contemplated under this Agreement or in connection with the Arrangement, or except with the prior written consent of Trilogy, which will not be unreasonably withheld or delayed, Alignvest shall not, directly or indirectly:

	(a)	amend or propose to amend its Constating Documents or the terms of any of its outstanding securities (other than as contemplated under this Agreement or in connection with the Arrangement);

(b)

split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity or voting securities or reduce the stated capital in respect of the Alignvest Shares or other equity or voting interests, except in connection with the redemption by Alignvest Shareholders of Class A Shares in accordance with the share terms and as described in the Final IPO Prospectus;

(d)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of, any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights or agreements exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, other than the issuance of any shares or other convertible securities in an amount up to the Redemption Replacement Amount to replace some or all of the Alignvest Class A Shares as to which a redemption right has been exercised (or in excess of such redemptions up to an additional aggregate amount of U.S.$75 million pursuant to the Alignvest Additional Subscriptions, or greater than such amount with the consent of Trilogy) at an issue or conversion price that is not less than CDN$10.00 per any class of Alignvest Share, and other than the Alignvest Sponsor Equity Investment;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any businesses;

(f)	reorganize, amalgamate, combine or merge Alignvest with any other Person;

(g)

enter into any material financing or prepay any material indebtedness for borrowed money before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any material indebtedness for borrowed money or guarantees thereof, other than borrowing up to CDN$1 million in accordance with the rules of the TSX applicable to SPACs;

(h)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(i)	except as required by U.S. GAAP, make any change in Alignvest’s methods of accounting;

(j)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(k)

amend or modify in any material respect, or terminate or waive any right under, any Material Contract, or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(l)	abandon or fail to diligently pursue any application for any material licences, permits, authorizations or registrations; or

(m)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2	Alignvest Covenants Regarding the Arrangement.

(1)

Alignvest shall perform all obligations required to be performed by Alignvest under this Agreement, co-operate with Trilogy in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement or in connection with the Arrangement and, without limiting the generality of the foregoing, Alignvest shall, or shall cause its legal counsel to:

(a)

use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(b)

carry out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(c)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate subscription amount of U.S.$10,000 payable by Alignvest in connection with the Trilogy Class A Units and the aggregate subscription amount of the Arrangement Subscription Consideration payable by Alignvest in connection with the Trilogy Class B Units purchased by it under the Arrangement at the Effective Time;

(d)	if requested by Trilogy, reasonably co-operate with Trilogy (without Alignvest or Trilogy or any of their respective affiliates providing any additional consideration therefor) to:

(i)	negotiate participation in the Arrangement from holders of 2Degrees Shares (other than Trilogy New Zealand) for the purposes of such holders becoming 2Degrees Participating Minority Shareholders;

(ii)

ensure that, immediately following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to 2Degrees Optionholders to exchange any 2Degrees Shares that may be issued upon exercise of 2Degrees options for Alignvest Shares, subject to compliance with applicable Securities Laws, exemptions being available from prospectus requirements, Overseas Investment Act 2005 (New Zealand) requirements and the New Zealand Take-overs Code and applicable transfer requirements.

For greater certainty, nothing in this Section 4.2(1)(d) confers any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(e)	co-operate with Trilogy for the purposes of drafting and establishing the Management Incentive Plan;

(f)	comply in all material respects with all Laws, except where the failure to do so would not have a Material Adverse Effect on Alignvest; and

(g)

not take any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	Alignvest shall promptly notify Trilogy of:

(a)

any Material Adverse Effect with respect to Alignvest or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to Alignvest;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Governmental Entity in connection with this Agreement (and Alignvest shall contemporaneously provide a copy of any such written notice or communication to Trilogy); or

(d)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Alignvest or that relate to this Agreement or the Arrangement.

(3)	On the Effective Date, Alignvest will enter into a new director and officer indemnity agreements in customary form, with each of its director and officers.

(4)

At or prior to the Effective Date, Alignvest shall purchase a customary directors’ and officers’ liability insurance policy with coverage, and on terms, acceptable to Alignvest and Trilogy, each acting reasonably.

Section 4.3	Conduct of Business of Trilogy.

(1)

Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, other than as contemplated under this Agreement, as disclosed in the Trilogy Disclosure Letter (including pursuant to the Trilogy Reorganization Transaction) or except with the prior written consent, which will not be unreasonably withheld or delayed, of Alignvest, Trilogy shall conduct its business in the Ordinary Course.

(2)

Without limiting the generality of Section 4.3(1), and without derogating from the obligations of Trilogy in Section 4.4, Trilogy shall use reasonable commercial efforts to preserve intact the current business of the Trilogy Group Companies, keep available the services of the present employees and agents of Trilogy and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and distributors having a material business relationship with Trilogy and all other Persons having material business relationships with Trilogy, except to the extent that the continuation of such relations and relationships would be damaging to the current business or business prospects of Trilogy and its subsidiaries, and, other than as contemplated under this Agreement (including, without limitation, Sections Section 4.4 through Section 4.8) or the Trilogy Disclosure Letter (including pursuant to the Trilogy Reorganization Transaction) or as required by Law or with the prior written consent of Alignvest, which will not be unreasonably withheld or delayed, Trilogy shall not, directly or indirectly, and shall ensure that its Subsidiaries do not, directly or indirectly:

(a)

amend or propose to amend its or their Constating Documents or the terms of any of its or their outstanding securities (other than the Trilogy Senior Secured Notes, with the prior written consent of Alignvest);

(b)

split, combine, consolidate or reclassify any shares of its or their capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its or their capital stock or other equity or voting interests or reduce the stated capital in respect of any shares of its or their capital stock or other equity or voting interests;

(d)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its or their capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests other than as contemplated under this Agreement, in connection with the Arrangement, except in connection with the due exercise of the 2Degrees Options or the partially paid shares listed in Section D(8) of the Trilogy Disclosure Letter or the grant of 2Degrees Options under the current 2Degrees equity compensation plan;

(e)

unless otherwise permitted by Section 4.3(2)(h), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any material assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate, combine or merge Trilogy or any of the Trilogy Group Companies with any other Person;

(g)	sell, lease, transfer or otherwise dispose of any of its or their assets except for assets which are obsolete or sold in the Ordinary Course;

(h)	make any capital expenditure or commitment except any expenditures that do not exceed the aggregate amount of the Budget or that otherwise do not exceed, in the aggregate, $500,000;

(i)

enter into any material financing or prepay any material indebtedness for borrowed money before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any material indebtedness for borrowed money or guarantees thereof except in the Ordinary Course, in connection with the refinancing of the Trilogy Senior Secured Notes (subject to the prior written consent of Alignvest as contemplated hereby) or under revolving lines of credit in place as of the date hereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments except in the Ordinary Course;

(l)

subject to clause (o) below, pay any bonus or profit sharing distribution or similar payment of any kind, except to employees other than the Trilogy Group Directors, Officers and Senior Employees in the Ordinary Course;

(m)	except as required by IFRS or U.S. GAAP, make any change in Trilogy’s methods of accounting;

(n)

subject to clause (o) below, grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except to employees other than the Trilogy Group Directors, Officers and Senior Employees in the Ordinary Course;

(o)

(a) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any of the Trilogy Group Directors, Officers and Senior Employees; (b) change the benefits payable under any existing severance or termination pay policies with any of the Trilogy Group Directors, Officers and Senior Employees; (c) change the benefits payable under any employment agreements with any of the Trilogy Group Directors, Officers and Senior Employees; (d) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any of the Trilogy Group Directors, Officers and Senior Employees except in connection with the departure of any such individuals on reasonable terms or except as approved by the board of directors of the applicable Trilogy Group Company and Alignvest, acting reasonably; or (e) change compensation, bonus levels or other benefits payable to any of the Trilogy Group Directors, Officers and Senior Employees;

(p)	cancel, waive, release, assign, settle or compromise any material claims or rights, except in the Ordinary Course;

(q)	compromise or settle any material litigation, proceeding or governmental investigation;

(r)

except in the Ordinary Course or as permitted by Section 4.3(2)(a), amend or modify in any material respect, or terminate or waive any right under, any Material Contract, or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof. For greater certainty, extending the term of a Material Contract or entering into a new Material Contract due to the termination of a Material Contract in accordance with its terms shall be deemed to be in the Ordinary Course;

(s)	abandon or fail to diligently pursue any application for continuation of any material licences, permits, authorizations or registrations;

(t)

(i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those applied or disclosed in or employed in the Trilogy Financial Statements or in the preparation of any of Trilogy or its Subsidiaries’ income tax return for its most recent taxation year except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes other than in the Ordinary Course and with the consent of Alignvest, not to be unreasonably withheld; (iii) settle, compromise or agree to the entry of judgment with respect to any material proceeding relating to Taxes; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; and (v) make a request for a Tax ruling to any Governmental Authority; or

(u)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.4	Trilogy Covenants Regarding the Arrangement.

(1)

Trilogy shall perform all obligations required to be performed by Trilogy under this Agreement, co-operate with Alignvest in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement or in connection with the Arrangement and, without limiting the generality of the foregoing, Trilogy shall, or shall cause its legal counsel to:

	(a)	defend all lawsuits or other legal, regulatory or other proceedings against Trilogy challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)

cause its legal counsel in: (i) Bolivia and New Zealand to provide legal opinions dated as at the Effective Date as to the matters, and in the forms, set out in Section 4.4(1)(b)(i)-A and Section 4.4(1)(b)(i)-B, respectively, of the Trilogy Disclosure Letter, and (ii) Washington State to provide a legal opinion dated as at the Effective Date as to the matters, and in the form, set out in Section 4.4(1)(b)(ii) of the Trilogy Disclosure Letter (collectively the “Closing Trilogy Legal Opinions”);

(c)	provide such assistance as may be reasonably requested by Alignvest for the purposes of completing the Alignvest Meeting;

(d)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, issue the Trilogy Class A Units and Trilogy Class B Units to Alignvest that are issuable to it under the Arrangement at the Effective Time;

(e)	comply in all material respects with all Laws, except where the failure to do so would not have a Material Adverse Effect on the Trilogy Group Companies;

(f)

not take any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement, it being agreed and understood that, with respect to any amendment or refinancing of the Trilogy Senior Secured Notes contemplated hereby and completed with the prior written consent of Alignvest, neither the foregoing, nor anything else set forth herein, shall require Trilogy to enter into any such amendment or refinancing that materially and adversely changes the terms of such notes or that is otherwise unduly burdensome; and

(g)

ensure that the number of Trilogy Class C Units to be issued in exchange for Trilogy Equity Interests resulting from the Trilogy Reorganization Transaction pursuant to the terms of the Trilogy LLC Agreement are determined in accordance with the Exchange Rate and consistent with the calculations set forth in the defined term Exchange Formula and Appendix 4.4(1)(g)-A and Appendix 4.4(1)(g)-B of the Trilogy Disclosure Letter.

(2)	Trilogy shall promptly notify Alignvest of:

(a)

any Material Adverse Effect with respect to the Trilogy Group Companies or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to the Trilogy Group Companies;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

	(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to Alignvest); and

(d)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Trilogy or its Material Subsidiaries, this Agreement or the Arrangement.

(3)	Trilogy shall cause:

(a) TISP to exercise immediately prior to the Effective Time any rights it has under the Existing TINZ LLC Agreement to force the sale of units of TINZ by each TINZ Unit Holder (other than TISP) for Alignvest Common Shares on the terms of the applicable TINZ Securities Purchase Agreement (which shall be based on the same exchange ratio as contained in the 2Degrees Securities Purchase Agreements or if no 2Degrees Securities Purchase Agreements are executed by or on the Effective Date then at the higher of (i) US$1.46 or (ii) the fair market value of a 2Degrees Share as determined by the 2Degrees board of directors (acting reasonably and in good faith) for the purposes of establishing an exercise price for a grant of options or for any other purpose not directly related to this transaction, per TINZ unit outstanding as at the date of this Agreement that is not held by TISP); and

(b) TINZ and TISP at the Effective Time to enter into the TINZ LLC Agreement.

Section 4.5	Required Regulatory Approvals

(1)

The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Required Regulatory Approvals and use their reasonable commercial efforts to obtain and maintain all Required Regulatory Approvals.

(2)

The Parties shall reasonably cooperate with one another in connection with obtaining the Required Regulatory Approvals including providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity.

Section 4.6	Trilogy Unit Holder Approval

Trilogy represents and warrants to Alignvest that: (i) on or prior to the date hereof, it has obtained the Trilogy Unit Holder Approval and provided a copy of the same to Alignvest; and (ii) that such approval from the Trilogy Unit Holders has been obtained in accordance with applicable law, is in full force and effect, and has not been amended.

Section 4.7	Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws or the terms of any existing Contracts, upon reasonable notice, each of the Parties shall, and shall cause their respective representatives to, afford to the other Party and to representatives of the other Party, such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their and their respective subsidiaries’ officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request; provided, however, that no such access or furnishing shall be required which would cause a risk of a loss of privilege to the Party providing such access or furnishing such data or information, or would otherwise be prohibited by contract, Law, duty of confidentiality or otherwise.

(2)

Investigations made by or on behalf of a Party, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other in this Agreement.

(3)

Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.7(1) above that is non- public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

	(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

A Party may not elect to not complete the transactions contemplated hereby due to the non-fulfillment of a condition set forth herein or exercise any termination right arising therefrom under Section 7.2(1)(c) or Section 7.2(1)(d)(i) unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered by a Party and the other Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from delivery of such notice.

Section 4.9	Representation on Alignvest’s Board of Directors

(1)

Alignvest shall take all necessary actions such that at the Effective Time: (a) the Alignvest Board shall be comprised of 9 directors, namely: John Stanton (as the Chairman), Brad Horwitz (who will also be appointed as the Chief Executive Officer), Theresa Gillespie, Reza Satchu, Nadir Mohamed, as well as two additional nominees appointed by Alignvest and acceptable to SG Enterprises, acting reasonably, and two additional nominees appointed by SG Enterprises and acceptable to Alignvest, acting reasonably, in each case, unless otherwise agreed by the Parties. Any vacancy occurring on the Alignvest Board by reason of the inability of either Reza Satchu or Nadir Mohamed to serve at the Effective Time may be filled only by a nominee appointed by Alignvest; and any vacancy occurring on the Alignvest Board prior to the first annual meeting referred to below by reason of the death, disqualification, inability to act, resignation or removal of Theresa Gillespie or any inability of her to serve at the Effective Time, may be filled only by a nominee appointed by SG Enterprises. Erik Mickels shall be appointed as the Chief Financial Officer of Alignvest at the Effective Time unless otherwise agreed by the Parties. Initially at the Effective Time, the Sponsor and SG Enterprises must mutually agree to all independent directors of Alignvest, of which there shall be a minimum of three (3). All independent directors of Alignvest must satisfy applicable audit committee independence requirements and not directly or indirectly hold Trilogy Class C Units.

(2)

Trilogy shall take all necessary actions, and shall cause its Material Subsidiaries to take all necessary actions, such that at the Effective Time the boards of directors of each of the Material Subsidiaries shall be constituted as set forth in Section 4.9(2) of the Trilogy Disclosure Letter, and after the Effective Time Alignvest’s Board shall be provided with copies of materials provided to the boards of Trilogy, NuevaTel and 2Degrees.

Section 4.10	Waiver of Access to Escrow Account

Trilogy hereby irrevocably waives and releases, and shall cause any related party or Affiliate of Trilogy in connection with the Arrangement, to waive and release, on substantially similar terms, any and all right, title, interest, causes of action and claims of any kind, whether in tort or contract or otherwise (each, a “Claim”), in or to, and any and all right to seek payment of any amounts due to it in connection with the Arrangement or this Agreement, out of, the Escrow Account, and hereby irrevocably waives and releases any Claim it may have in the future, as a result of, or arising out of, this Agreement or the Arrangement, which Claim would reduce, encumber or otherwise adversely affect the Escrow Account or any monies or other assets in the Escrow Account, and further agrees not to seek recourse, reimbursement, payment or satisfaction of any Claim against the Escrow Account or any monies or other assets in the Escrow Account for any reason whatsoever or to bring any proceedings against the Escrow Account or the Escrow Agent in connection therewith.

Section 4.11	Waiver of Conflicts

In connection with any dispute or proceeding arising under or in connection with this Agreement, the Arrangement, the Alignvest Circular, any ancillary agreement or the transactions contemplated hereby or thereby (collectively, the “Arrangement-Related Matters”), (a) any manager, member, officer, employee, director or shareholder of Trilogy and/or any subsidiary thereof shall have the right, at his, her or its election, to retain the firms of Friedman Kaplan Seiler & Adelman LLP, Blake, Cassels & Graydon LLP, Jones Day or any other legal counsel which represented Trilogy or any subsidiary thereof in connection with any Arrangement-Related Matters (the “Trilogy Retained Firms”) to represent such manager, member, officer, employee, director or shareholder in connection with any dispute, proceeding or related matter under or in connection with the Arrangement-Related Matters, and Alignvest irrevocably consents to, and irrevocably waives, and agrees to cause each of its controlled Affiliates to irrevocably consent to and irrevocably waive, any conflict associated with any such representation in any such matter, and (b) any officer, employee, director, or shareholder of Alignvest shall have the right, at his, her or its election, to retain the firms of Stikeman Elliott LLP, Dorsey & Whitney LLP or any other legal counsel which represented Alignvest in connection with any Arrangement- Related Matters (the “Alignvest Retained Firms”) to represent such officer, employee, director, or shareholder in connection with any dispute, proceeding or related matter under or in connection with the Arrangement-Related Matters, and Trilogy irrevocably consents to, and irrevocably waives, and agrees to cause each of its controlled Affiliates to irrevocably consent to and irrevocably waive, any conflict associated with any such representation in any such matter.

Section 4.12	Privileged Communications

(1)

Trilogy hereby irrevocably acknowledges and agrees, on behalf of itself and its controlled Affiliates, that all attorney-client communications between, on the one hand, Alignvest or any officer, employee, director, or shareholder of Alignvest, and, on the other hand, the Alignvest Retained Firms, that relate to the Arrangement- Related Matters, shall be deemed privileged communications as to which the attorney-client privilege and expectation as to client confidence belongs to and may be waived only by individuals who constituted a majority of the board of directors of Alignvest immediately before the Effective Time; and Trilogy and its Affiliates (whether purporting to act on behalf of or through Alignvest or otherwise) may not claim and will not obtain or use for any purpose any such privileged communications by any means or process without the consent of individuals who constituted a majority of the board of directors of Alignvest immediately before the Effective Time.

(2)

Alignvest hereby irrevocably acknowledges and agrees, on behalf of itself and its controlled Affiliates, that all attorney-client communications between, on the one hand, Trilogy or any of its subsidiaries, or any manager, member, officer, employee, director or shareholder of Trilogy or any subsidiary thereof and, on the other hand, the Trilogy Retained Firms, that relate to the Arrangement-Related Matters, shall be deemed privileged communications as to which the attorney-client privilege and expectation as to client confidence belongs to and may be waived only by individuals who constituted a majority of the Management Committee of Trilogy immediately before the Effective Time; and Alignvest and its Affiliates (whether purporting to act on behalf of or through Trilogy or otherwise) may not claim and will not obtain or use for any purpose any such privileged communications by any means or process without the consent of individuals who constituted a majority of the Management Committee of Trilogy immediately before the Effective Time.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Alignvest Non-Solicitation

(1)

Alignvest shall not, directly or indirectly, through any officer, director or employee of Alignvest, and shall use reasonable commercial efforts to ensure that any representatives (including any financial or other adviser) or agents of Alignvest do not (collectively “Alignvest Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Alignvest or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Alignvest;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Trilogy) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Alignvest, provided, however, that, for greater certainty, Alignvest may advise any Person making an unsolicited Acquisition Proposal for Alignvest that Alignvest is not permitted to pursue such Acquisition Proposal;

(c)	make an Alignvest Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Alignvest; or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for Alignvest.

(2)

Alignvest shall, and shall use reasonable commercial efforts to cause the Alignvest Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Trilogy) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Alignvest, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of Alignvest; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding Alignvest provided to any Person (other than Trilogy) who received it since January 1, 2016, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Alignvest, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of Alignvest in respect thereof.

(3)

Alignvest represents and warrants to Trilogy that Alignvest has not waived any confidentiality, standstill or similar agreement or restriction to which Alignvest is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (a) Alignvest shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Alignvest is a party, and (b) neither Alignvest, nor any of the Alignvest Representatives have released or will, without the prior written consent of Trilogy (which may be withheld or delayed in Trilogy’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Alignvest under any confidentiality, standstill or similar agreement or restriction to which Alignvest is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.1.

Section 5.2	Trilogy Non-Solicitation

(1)

Trilogy shall not, directly or indirectly, and shall cause its Subsidiaries to not, through any officer, director or employee of Trilogy or its Subsidiaries, and shall use reasonable commercial efforts to ensure that the representatives (including any financial or other adviser) or agents of Trilogy or its Subsidiaries (collectively the “Trilogy Group Representatives”) (which, for greater certainty, excludes minority securityholders of the Materials Subsidiaries and their respective representatives that are not acting in concert with, or with the assistance of, any Trilogy Group Representatives) do not, or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Trilogy or its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Alignvest) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, provided, however, that, for greater certainty, Trilogy may advise any Person making an unsolicited Acquisition Proposal for Trilogy that Trilogy is not permitted to pursue such Acquisition Proposal;

(c)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Trilogy, provided that the Subsidiaries of Trilogy (and the directors, officers and employees of each Subsidiary in their capacity as representatives of such Subsidiary) shall be permitted to refrain from taking any position with respect to an Acquisition Proposal; or

(d)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for Trilogy,

provided that Trilogy shall not be in default under the provisions of Section 5.2(1)(a) solely as a result of the officers of 2Degrees providing confidential information of 2Degrees which is marked as confidential to its directors upon reasonable request as may be required under the terms of the 2Degrees Shareholders Agreements and/or applicable New Zealand corporate law, provided that Trilogy shall keep Alignvest reasonably apprised of the nature and extent of the disclosure of all such confidential information so provided.

(2)

Trilogy shall, and shall use reasonable commercial efforts to cause the Trilogy Group Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, and in connection with such termination shall:

	(a)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of Trilogy and its Subsidiaries; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding Trilogy and its Subsidiaries provided to any Person who received it since January 1, 2016 (other than Alignvest) in connection with a material acquisition or disposition by a Trilogy Group Company, a sale of all or substantially all of the assets of a Trilogy Group Company or a material financing of a Trilogy Group Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Trilogy and its Subsidiaries using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of Trilogy and its Subsidiaries in respect thereof.

(3)

Trilogy represents and warrants to Alignvest that none of Trilogy nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which Trilogy or its Subsidiaries are a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (a) Trilogy shall, and shall cause its Subsidiaries, to take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Trilogy and its Subsidiaries is a party, and (b) none of Trilogy, its Subsidiaries nor any of the Trilogy Group Representatives have released or will, without the prior written consent of Alignvest (which may be withheld or delayed in Alignvest’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Trilogy and its Subsidiaries under any confidentiality, standstill or similar agreement or restriction to which Trilogy or its Subsidiaries is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.2.

(4)

Trilogy shall ensure that its Subsidiaries take full advantage of any notice period in, and do not fail to assert any rights under, the 2Degrees Shareholders Agreements, nor waive any rights (including the reduction of any notice periods) thereunder, in either case, the failure or waiver of which would reasonably be expected to adversely affect the consummation of the Arrangement, without the prior written consent of Alignvest, not to be unreasonably withheld.

(5)

Trilogy shall enforce, and shall cause its Subsidiaries to enforce, any of their respective rights under the 2Degrees Shareholders Agreements, in either case, as may be reasonably requested by Alignvest if the failure to enforce could be expected to adversely affect the consummation of the Arrangement or, subject to Trilogy’s consent not to be unreasonably withheld after consultation with the parties, give rise to an Acquisition Proposal for 2Degrees or Trilogy.

Section 5.3	Notification of Acquisition Proposals

(1)

If Alignvest or any of the Alignvest Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for Alignvest, or any request for copies of, access to, or disclosure of, confidential information relating to Alignvest, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Alignvest, Alignvest shall immediately notify Trilogy, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for Alignvest, inquiry, proposal, offer or request, including a description of its material terms (including the financial terms) and conditions, the identity of all Persons making the Acquisition Proposal for Alignvest, inquiry, proposal, offer or request, and shall further provide Trilogy with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)	the status of any developments and negotiations and any changes, modifications or other amendments to any such Acquisition Proposal for Alignvest, inquiry, proposal, offer or request.

(2)

If Trilogy, any of its Subsidiaries or any of the Trilogy Group Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for Trilogy or any request for copies of, access to, or disclosure of, confidential information relating to Trilogy or its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Trilogy or its Subsidiaries, or, subject to any pre-existing confidentiality obligations, if any of the Trilogy Knowledge Parties becomes aware of a Potential Tesbrit Transaction, Trilogy shall immediately notify Alignvest, at first orally, and then promptly and in any event within 24 hours in writing, of:

(c)

such Acquisition Proposal for Trilogy or Potential Tesbrit Transaction, as applicable, inquiry, proposal, offer or request, including a description of its material terms (including the financial terms) and conditions, the identity of all Persons making the Acquisition Proposal for Trilogy or the Potential Tesbrit Transaction, as applicable, inquiry, proposal, offer or request, and shall further provide Alignvest with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(d)

the status of any developments and negotiations and any changes, modifications or other amendments to any such Acquisition Proposal for Trilogy or Potential Tesbrit Transaction, as applicable, inquiry, proposal, offer or request (in the case of any Potential Tesbrit Transaction, to the extent any of the Trilogy Knowledge Parties has become aware of the same).

Section 5.4	Responding to an Acquisition Proposal for Alignvest

(1)

If at any time Alignvest receives an Acquisition Proposal for Alignvest from a Person, Alignvest shall not, under any circumstances, engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal.

(2)	Notwithstanding the foregoing, nothing in this Agreement shall prevent the Alignvest Board from:

	(a)	responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for Alignvest;

(b)

making any disclosure to the Alignvest Shareholders if the Alignvest Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Alignvest Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of the Alignvest Shareholders requisitioned by Alignvest Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal for Alignvest to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.5	Responding to an Acquisition Proposal for Trilogy

(1)

If at any time Trilogy or its Subsidiaries receives an Acquisition Proposal for Trilogy from a Person, neither Trilogy nor any of its Subsidiaries shall, under any circumstances, directly or indirectly engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal.

(2)	Notwithstanding the foregoing, nothing in this Agreement shall prevent the Trilogy Board from:

(a)

making any disclosure to the Trilogy Unit Holders if the Trilogy Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Trilogy Board or such disclosure is otherwise required under applicable Laws; or

(b)

calling and/or holding a meeting of the Trilogy Unit Holders requisitioned by Trilogy Unit Holders in accordance with the applicable Laws or taking any other action with respect to an Acquisition Proposal for Trilogy to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.6	Breach by Representatives

Without limiting the generality of the foregoing: (a) Alignvest shall advise the Alignvest Representatives of the prohibitions set out in this Article 5 as they apply to Alignvest and the Alignvest Representatives, and any violation of the restrictions set forth in this Article 5 by the Alignvest Representatives is deemed to be a breach of this Article 5 Alignvest; (b) Trilogy shall, and shall cause its Subsidiaries to, as applicable, advise the Trilogy Group Representatives of the prohibitions set out in this Article 5 as they apply to Trilogy and the Trilogy Group Representatives and any violation of the restrictions set forth in this Article 5 by the Trilogy Group Representatives is deemed to be a breach of this Article 5 Trilogy.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Alignvest Shareholders at the Alignvest Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Alignvest or Trilogy, each acting reasonably, on appeal or otherwise.

(3)

OSC and TSX Approval. The approval from each of the OSC and the TSX shall have been obtained by Alignvest to enable the Arrangement to qualify as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall also have been obtained by Alignvest with respect to the listing of: (a) the Alignvest Common Shares underlying the Trilogy Class C Units on the TSX; (b) the Alignvest Common Shares issuable in connection with the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment; (c) the Alignvest Common Shares underlying the Alignvest Warrants; and (d) any other Alignvest Common Shares issuable in connection with the transactions contemplated herein and in the Plan of Arrangement, in each case subject only to the satisfaction of customary listing conditions of the TSX.

(4)

Overseas Investment Act Consent. Consent from the New Zealand Office of Overseas Investment to the indirect acquisition of 2Degrees by Alignvest (which amounts to an acquisition of 25% or more of the securities in an entity that directly or indirectly owns or controls an interest in significant business assets in New Zealand) pursuant to the Overseas Investment Act 2005 (New Zealand) and related regulations (the “OIO Consent”) has been obtained on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date.

(5)

Required Regulatory Approvals. In addition to the OIO Consent, all Required Regulatory Approvals shall have been received or concluded on terms satisfactory to Alignvest and Trilogy and without undue burden on either of them, each acting reasonably, and in each case without the imposition of any Restraint.

(6)

Third Party Consents. The third party consents set forth in Section 6.1(6) of the Trilogy Disclosure Letter shall have been obtained on terms satisfactory to Alignvest and Trilogy, each acting reasonably.

(7)	Trilogy Unit Holder Approval and the 2Degrees Shareholder Waivers in force.

The Trilogy Unit Holder Approval shall remain in full force and effect and the 2Degrees Shareholder Waivers shall have been obtained and remain in full force and effect, or the rights of first refusal to which such 2Degrees Shareholder Waivers apply shall have lapsed in accordance with the terms of the 2Degrees Shareholders Agreements.

(8)

Illegality. No Law is enacted, made, enforced, amended or threatened, as applicable, that makes the consummation of the Arrangement illegal or otherwise prevents, prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement or any of the other transactions contemplated in this Agreement.

(9)

No Legal Action. There is no action, inquiry, investigation or proceeding pending or threatened by any Person or any order, ruling, regulation or interpretation is issued or made under or pursuant to any relevant statute or by any Governmental Authority in any jurisdiction that will, or might reasonably be expected to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on the Alignvest Shares or on Alignvest’s ability to acquire, hold, or exercise full rights of ownership over, the Trilogy Purchased Units;

(b)

prohibit, restrict the Arrangement, the ownership or operation by Alignvest of the Post-Closing Business, or compel Alignvest to dispose of or hold separate any material portion of the Post-Closing Business as a result of the Arrangement; or

(c)

prevent, hinder or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect on any of the Trilogy Group Companies or their respective investors, or with respect to Alignvest or its investors, as applicable.

(10)

Alignvest Minimum Cash Requirement. Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses), including: (a) money in the Escrow Account; (b) the amount received by Alignvest from the Alignvest Additional Subscriptions; and (c) the amount received by Alignvest from the Alignvest Sponsor Equity Investment, but after applicable redemptions of Alignvest Class A Shares for which notices of redemption have been provided and not withdrawn; which will be available for the purposes of the Arrangement Subscription Consideration and the subscription of the Trilogy Class A Units; provided that in the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Shares, each of Alignvest and Trilogy agrees to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

(11)

Trilogy Senior Secured Notes. An amendment to the indenture for the Trilogy Senior Secured Notes relieving Trilogy from certain change of control obligations thereunder upon the satisfaction of a minimum cash amount shall have been entered into and shall be in full force and effect.

(12)	Management Incentive Plan. The Management Incentive Plan shall be in full force and effect.

(13)	Trilogy LLC Agreement. The Trilogy LLC Agreement shall have been entered into and shall be in full force and effect as of the Effective Time.

(14)	TINZ LLC Agreement. The TINZ LLC Agreement shall have been entered into and shall remain in full force and effect.

Section 6.2	Additional Conditions Precedent to the Obligations of Alignvest

Alignvest is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Alignvest and may only be waived, in whole or in part, by Alignvest in its sole discretion:

(1)

Representations and Warranties under this Agreement. The representations and warranties of Trilogy (including those in Schedule D) which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties of Trilogy set forth in Section 5.2(2) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Trilogy were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, except where the failure to be so true and correct has not had a Material Adverse Effect on the Trilogy Group Companies, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Trilogy has delivered a certificate confirming same to Alignvest, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to Alignvest and dated the Effective Date.

(2)

Performance of Covenants under this Agreement. Trilogy has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Alignvest, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to the Alignvest dated the Effective Date.

(3)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect on the Trilogy Group Companies that has not been disclosed to Alignvest in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect on the Trilogy Group Companies and Alignvest shall have received a certificate signed on behalf of: (a) each Material Subsidiary by the chief executive officer and chief financial officer (in each case without personal liability) of such Material Subsidiary to such effect as to such Material Subsidiary; and (b) Trilogy and its Subsidiaries (other than the Material Subsidiaries) by the chief executive officer and chief financial officer (in each case without personal liability) of Trilogy as to Trilogy and its Subsidiaries (other than the Material Subsidiaries).

(4)	Lock-up Agreements. Each of the Lock-up Agreements remains in full force and effect.

(5)	Legal Opinions. Alignvest shall have received the Closing Trilogy Legal Opinions, dated the Effective Date, from legal counsel to Trilogy or its Material Subsidiaries.

(6)	Sponsor Investor Rights Agreement. The Sponsor Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

(7)

Issuance of New SG Enterprises Units. The New SG Enterprises Units shall have been issued in accordance with the terms and conditions applicable to all other Class A Trilogy Equity Interests issued by Trilogy and the Fifth Amended and Restated Trilogy LLC Agreement.

Section 6.3	Additional Conditions Precedent to the Obligations of Trilogy

Trilogy is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Trilogy and may only be waived, in whole or in part, by Trilogy in its sole discretion:

(1)

Representations and Warranties under this Agreement. The representations and warranties of Alignvest (including those in Schedule C) which are qualified by references to materiality and the representations and warranties of Alignvest set forth in Section 5.1(2) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Alignvest in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, except where the failure to be so true and correct has not had and would not reasonably be expected to have a Material Adverse Effect on Alignvest, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Alignvest has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of Alignvest (in each case without personal liability) addressed to Trilogy and dated the Effective Date.

(2)

Performance of Covenants under this Agreement. Alignvest has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of Alignvest (in each case without personal liability) addressed to Trilogy and dated the Effective Date.

(3)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to Alignvest that has not been disclosed by Alignvest to Trilogy in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to Alignvest, and Trilogy shall have received a certificate signed on behalf of Alignvest by the chief executive officer and chief financial officer (in each case without personal liability) of Alignvest to such effect.

(4)	Trilogy Voting Agreements. There has not been any breach of any of the Trilogy Voting Agreements by any party to any such agreement other than Trilogy.

(5)

Alignvest Sponsor Equity Investment. The Alignvest Sponsor shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by the Alignvest Sponsor purchasing Alignvest Class A Shares from existing Alignvest Shareholders or a combination of Alignvest Class B Shares and Alignvest Class A Shares in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

(6)

Alignvest Capitalization of Alignvest U.S. Subsidiary. Alignvest shall have capitalized Alignvest U.S. Subsidiary by way of a cash contribution in the amount of U.S.$10,000, which amount will be invested in Trilogy.

(7)	SG Enterprises Investor Rights Agreement. The SG Enterprises Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Article 7
TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except if and to the extent any provisions are specifically noted herein as surviving the termination of this Agreement).

Section 7.2	Termination

(1)     This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either of the Parties if:

(i) any of the mutual conditions precedent contained in Section 6.1 are not satisfied on or prior to the Outside Date;

(ii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable or has not otherwise been rescinded or modified before the Outside Date such that it continues to prohibit or enjoin Alignvest and Trilogy from consummating the Arrangement as contemplated herein; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)

Alignvest if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trilogy under this Agreement occurs that would cause any condition in Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with Section 4.8, and Alignvest is not then in breach of this Agreement so as to cause any condition in Section 6.3 not to be satisfied, or any condition in Section 6.2 is otherwise not able to be satisfied;

(d)	Trilogy if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alignvest under this Agreement occurs that would cause any condition in Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with Section 4.8, and Trilogy is not then in breach of this Agreement so as to cause any condition in Section 6.2 not to be satisfied, or any condition in Section 6.3 is otherwise not able to be satisfied; or

(ii)

the Alignvest Board or any committee of the Alignvest Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Alignvest Board Recommendation within five Business Days (and in any case prior to the Alignvest Meeting) after having been requested in writing by Trilogy to do so (each an “Alignvest Change in Recommendation”) or the Alignvest Board or any committee of the Alignvest Board resolves or proposes to take any of the foregoing actions.

(2)     The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination / Survival

(1)

If this Agreement is terminated pursuant to Section 7.2, then this Agreement shall become void and of no further force or effect without liability as a result of such termination of any Party (or any shareholder, director, officer, sponsor, employee, agent, consultant or representative of such Party, for which such Party acts as agent) to any other Party to this Agreement, except that in the event of termination under the provisions of Section 7.2(1) (other than Section 7.2(1)(a)), Section 4.10, this Section 7.3 and Section 8.2 through to and including Section 8.14, and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any such termination of this Agreement, and provided further that no Party shall be relieved of any liability as a result of such termination for any wilful breach by it of this Agreement.

(2)

As used in this Section 7.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Alignvest Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Alignvest Shareholders and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)

modify any mutual conditions contained in this Agreement; provided that such amendment does not: (a) invalidate any Required Approval of the Arrangement by the Alignvest Shareholders; or (b) after the holding of the Alignvest Meeting, result in an adverse change in the quantum or form of the Arrangement Subscription Consideration (lower than the minimum or greater than the maximum).

Section 8.2	Expenses

All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.3	Notices.

(1)	Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery or courier (or by confirmed electronic mail) and addressed:

(a)	to Alignvest at:
Alignvest Acquisition Corporation
100 King Street West, Suite 7050
Toronto, Ontario
M5X 1C7

Attention:	Reza Satchu and Timothy Hodgson
Email:	rsatchu@alignvest.com and thodgson@alignvest.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:	Simon Romano and Donald Belovich
Email:	sromano@stikeman.com and dbelovich@stikeman.com

(b)	to Trilogy at:
Suite 400
155 108th Avenue NE
Bellevue WA 98004
United States of America

Attention:	Scott Morris
Email:	Scott.Morris@trilogy-international.com

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3

Attention:	Cheryl Slusarchuk
Email:	cheryl.slusarchuk@blakes.com

(2)

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date of the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient on a Business Day, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(3)

A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.5	Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.6	Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 8.7	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8	Entire Agreement.

This Agreement, together with the Confidentiality Agreement and the Trilogy Disclosure Letter, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9	Successors and Assigns.

This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.13	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.14	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

ALIGNVEST ACQUISITION CORPORATION

By:	(Signed) Timothy Hodgson
Authorized Signing Officer

TRILOGY INTERNATIONAL PARTNERS LLC

By:	(Signed) Brad Horwitz
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

“2Degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

“2Degrees Options” means the vested and unvested options in 2Degrees legally and/or beneficially held by the 2Degrees Optionholders;

“2Degrees Optionholder Securities Purchase Agreements” means those agreements pursuant to which 2Degrees Optionholders have agreed with Alignvest to subscribe for Alignvest Shares in exchange for their 2Degrees Shares;

“2Degrees Participating Minority Shareholders” means those holders of 2Degrees Shares who have entered into the 2Degrees Securities Purchase Agreements on or prior to the filing of the Prospectus;

“2Degrees Participating Minority Shareholders Exchange” means the payment by the 2Degrees Participating Minority Shareholders to Alignvest of the 2Degrees Shareholder Consideration and the issuance by Alignvest to the 2Degrees Participating Minority Shareholders of the number of Alignvest Common Shares set out in Part 2 of Exhibit A of the 2Degrees Securities Purchase Agreements;

“2Degrees Participating Optionholders” means the 2Degrees Optionholders who have entered into the 2Degrees Optionholder Securities Purchase Agreements on or prior to the filing of the Prospectus, whereby such holders have agreed to subscribe for Alignvest Shares in exchange for the 2Degree Shares received on the exercise of their 2Degrees Options;

“2Degrees Participating Optionholder Consideration” means the consideration specified in Part 1 of Exhibit A of the 2Degree Optionholder Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2Degrees Participating Optionholders;

“2Degrees Participating Optionholders Exchange” means the payment by the 2Degrees Participating Optionholders to TINZ (or Alignvest) of the 2Degrees Participating Optionholder Consideration and the issuance by Alignvest to the 2Degrees Participating Optionholders of the number of Alignvest Common Shares as set out in Part 2 of Exhibit A of the 2Degrees Optionholders Securities Purchase Agreements;

“2Degrees Securities Purchase Agreements” means those agreements pursuant to which holders of 2Degrees Shares have agreed with Alignvest to subscribe for Alignvest Shares in exchange for their 2Degrees Shares;

“2Degrees Shares” means the issued and outstanding shares of 2Degrees as of the date hereof;

“2Degrees Shareholder Consideration” means the consideration specified in Part 1 of Exhibit A of the 2Degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2Degrees Participating Minority Shareholders by way of transfer of the 2Degrees Shares legally and/or beneficially held by each 2Degrees Participating Minority Shareholder to TINZ (or Alignvest) pursuant to the 2Degrees Securities Purchase Agreements;

“2Degrees Shareholders” means the registered and/or beneficial holders of the 2Degrees Shares;

“Alignvest” means Alignvest Acquisition Corporation;

“Alignvest Additional Subscribers” means the investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or Alignvest Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of CDN$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and the Alignvest Additional Subscribers on the other hand to be dated on or prior to the Effective Date;

“Alignvest Board” means the board of directors of Alignvest, as constituted from time to time;

“Alignvest Circular” means the notice of the Alignvest Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Alignvest Shareholders in connection with the Alignvest Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Alignvest Class A Shares” means the class A restricted voting shares in the capital of Alignvest;

“Alignvest Class B Shares” means the class B shares in the capital of Alignvest;

“Alignvest Common Shares” means the Alignvest Class B Shares, as redesignated pursuant to Section 2.3(e)(i) of this Plan of Arrangement at the Effective Time as common shares in the capital of Alignvest, and having the terms and conditions set out in Exhibit A to this Plan of Arrangement;

“Alignvest Meeting” means the special meeting of Alignvest Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Alignvest Circular;

“Alignvest Shareholders” means: (a) prior to the Effective Time, the registered or beneficial holders of the Alignvest Class A Shares and the Alignvest Class B Shares, as the context requires; and (b) at and after the completion of the transactions contemplated herein, the registered and/or beneficial holders of the Alignvest Common Shares and the registered holder of the Alignvest Special Voting Share;

“Alignvest Shares” means: (a) prior to the Effective Time, collectively, the Alignvest Class A Shares and the Alignvest Class B Shares; and (b) at and following the completion of the transactions contemplated herein, the Alignvest Common Shares and the Alignvest Special Voting Share;

“Alignvest Special Voting Share” has the meaning ascribed thereto in the recitals to the Arrangement Agreement;

“Alignvest Sponsor” means Alignvest Partners Master Fund LP;

“Alignvest Sponsor Equity Investment” means the subscription by the Alignvest Sponsor for, and the issuance by Alignvest to the Alignvest Sponsor of, the number of Alignvest Class B Shares and/or Alignvest Common Shares in consideration of the payment by the Alignvest Sponsor of the amount of approximately U.S.$21,200,000 to Alignvest pursuant to the Alignvest Sponsor Subscription Agreement, as set out in the Alignvest Sponsor Subscription Agreement, which may, by agreement, be substituted in whole or in part by the purchase by the Alignvest Sponsor of Alignvest Class A Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, and such existing Alignvest Shareholders will be deemed to have withdrawn their election to have their Alignvest Class A Shares redeemed and shall not be Participating Shareholders;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and the Alignvest Sponsor, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly formed or incorporated under the laws of Delaware, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as Alignvest will have at the completion of the steps contemplated in Section 2.3 of this Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Trilogy Class A Units and at a subscription price per Trilogy Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for certain Trilogy Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

“Alignvest Warrants” means the share purchase warrants to acquire Alignvest Common Shares following 30 days after the completion of Alignvest’s qualifying acquisition, at an exercise price of CDN$11.50 per share;

“Arrangement” means the arrangement of Alignvest under section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order with the prior written consent of each of Alignvest and Trilogy, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Alignvest and Trilogy relating to, among other things, the Arrangement, as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, dated as of November 1, 2016;

“Arrangement Resolution” means the resolution of the Alignvest Shareholders approving the Plan of Arrangement considered at the Alignvest Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and Alignvest Additional Subscriptions, and less the amount of money for the redemptions of Alignvest Class A Shares, the subscription price for the Trilogy Class A Units and Expenses;

“Arrangement Trilogy Class B Units” means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Common Shares to be issued on the closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Shares;

“Articles of Amendment of Alignvest” means the Articles of Amendment of Alignvest, dated June 16, 2015;

“Articles of Arrangement” means the articles of arrangement of Alignvest in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Alignvest and Trilogy, each acting reasonably;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington;

“Call Right” means the right of Trilogy contained in Article 2 of Schedule B of the Trilogy LLC Agreement to deliver Alignvest Common Shares to a holder of a Trilogy Class C Unit on a redemption of their Trilogy Class C Unit on the terms set out in the Trilogy LLC Agreement;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as Alignvest and Trilogy agree to in writing before the Effective Date;

“Escrow Account” means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Shares and the associated Alignvest Warrants;

“Escrow Agent” means TMX Trust Company, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement among Alignvest, the Escrow Agent, TD Securities Inc. and Cantor Fitzgerald & Co., dated June 24, 2015;

“Expenses” means all Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under this Agreement, together with a reasonable reserve for future expenses;

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to Alignvest and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Alignvest and Trilogy, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alignvest and Trilogy, each acting reasonably) on appeal;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of each of Alignvest and Trilogy, each acting reasonably;

“Law” means, with respect to any Person, any applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, rules, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“OBCA” means the Business Corporations Act (Ontario);

“Participating Shareholder” means an Alignvest Shareholder, other than a Redeeming Shareholder;

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Prior Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement among Trilogy and all of its members dated December 30, 2010;

“Prospectus” means the non-offering preliminary prospectus and/or final prospectus of Alignvest, and any amendment thereto, as the context requires, containing disclosure regarding the Arrangement, as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual;

“Redemption Replacement Amount” means an amount equal to the number of Alignvest Class A Shares, if any, in respect of which redemption rights have been exercised and not withdrawn times CDN$10;

“Redeeming Shareholder” means an Alignvest Class A Shareholder who has validly elected to redeem his, her or its Alignvest Class A Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

“TINZ” means Trilogy International New Zealand LLC;

“TINZ Participating Unit Holder Consideration” means the consideration specified in Part 1 of Exhibit A of the TINZ Securities Purchase Agreement payable to Alignvest by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to Alignvest pursuant to the TINZ Securities Purchase Agreement;

“TINZ Participating Unit Holders” means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

“TINZ Participating Unit Holders Exchange” means the payment by the TINZ Unit Participating Holders to Alignvest of the TINZ Participating Unit Holders Consideration and the issuance by Alignvest to the TINZ Participating Unit Holders of the number of Alignvest Common Shares set out in Part 2 of Exhibit A of the TINZ Securities Purchase Agreement;

“TINZ Securities Purchase Agreement” means the securities purchase agreement between Alignvest on the one hand and all of the TINZ Participating Unit Holders on the other hand;

“TINZ Units” means the units in TINZ;

“Trilogy” means Trilogy International Partners LLC;

“Trilogy Class A Unit” means a class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class B Unit” means a class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class C Unit” means a class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights;

“Trilogy Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement;

“Trilogy Equity Interests” means the issued and outstanding Class A and Class B units of Trilogy (as constituted and determined on the date of the Arrangement Agreement), plus such number of Class A units of Trilogy (as constituted on the date of the Arrangement Agreement) as set forth in Section 1.1(b) of the Trilogy Disclosure Letter as are to be issued in exchange for each issued and outstanding: (i) Class C unit of Trilogy; and (ii) Class C-1 unit of Trilogy; in each case as constituted and determined on the date of the Arrangement Agreement;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among and/or bind Alignvest, Trilogy and all of its members, substantially in the form and substance of Schedule F to the Arrangement Agreement, to be dated the Effective Date;

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Prior Trilogy LLC Agreement to create the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement, all as set forth in Section 1.1(b) of the Trilogy Disclosure Letter;

“Trilogy Unit Holders” means the registered and/or beneficial holders of the Trilogy Equity Interests;

“Trilogy Warrant Rights” means the right of Alignvest to purchase a number of Trilogy Class B Units equal to the number of Alignvest Common Shares issued on the exercise of the Alignvest Warrants for the amount of the net consideration received by Alignvest pursuant to the exercise of such Alignvest Warrants;

“Transfer Agent” means TMX Trust Company, at its principal offices in Toronto, Ontario;

“Trustee” means TMX Trust Company; and

“Voting Trust Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8	Including

Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

ARTICLE 2
ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on: (i) Alignvest; (ii) Trilogy; (iii) the Alignvest U.S. Subsidiary; (iv) the Alignvest Shareholders; (v) the Trilogy Unit Holders; (vi) the 2Degrees Participating Minority Shareholders; (vii) the 2Degrees Participating Optionholders; (viii) the TINZ Participating Unit Holders; (ix) the Alignvest Additional Subscribers; (x) the Alignvest Sponsor; and (xi) the Transfer Agent.

2.3	Effective Time

Commencing at the Effective Time, the following events, matters or transactions shall occur and shall be deemed to occur in the following sequence, without any further act, authorization or formality:

(a)

any Alignvest Class A Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Alignvest Class A Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an Alignvest Shareholder other than the right to be paid the redemption amount for their Alignvest Class A Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)

consistent with Section 4(a) of the Articles of Amendment of Alignvest, each Alignvest Class A Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Alignvest Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i)	the Alignvest Class B Shares shall be redesignated from “Class B Shares” to “Common Shares”;

(ii)	the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Alignvest Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Alignvest Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to this Plan of Arrangement;

(iv)	the rights, privileges, restrictions and conditions of the Alignvest Special Voting Share shall be those set out in Exhibit “A” to this Plan of Arrangement; and

(v) the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire Alignvest Common Shares following 30 days after the Effective Date, at an exercise price of CDN$11.50 per share, but otherwise unamended;

(g)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Alignvest Special Voting Share, in consideration of the payment to Alignvest of CDN$1.00 by SG Enterprises II, LLC, on behalf of the holders of Trilogy Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Trilogy Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2Degrees Participating Minority Shareholders Exchange (if applicable) shall become effective;

(j)	the 2Degrees Participating Optionholders Exchange (if applicable) shall become effective;

(k)	the TINZ Participating Unit Holders Exchange shall become effective;

(l)

all of the TINZ Units and 2Degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Trilogy Class B Units to Alignvest on the basis of one Trilogy Class B Unit per Alignvest Common Share issued in exchange therefor by Alignvest;

(m)	the Call Right shall become effective;

(n)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John Stanton, Brad Horwitz, Theresa Gillespie, Reza Satchu, Nadir Mohamed, •,•,• and •, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John Stanton, Brad Horwitz or Theresa Gillespie are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; (ii) any of Reza Satchu or Nadir Mohamed are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; and (iii) any of •,•,• or • are not willing or able to act as a director of Alignvest, then the Alignvest Board and Trilogy, each acting reasonably, shall jointly appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(o)	the Company shall be authorized to continue from the laws of Ontario to the laws of British Columbia; and

(p)

at the time that a certificate of continuation for the Company is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), the Company shall be discontinued from the laws of Ontario.

2.4	Deemed Fully Paid and Non-Assessable Shares

All Alignvest Common Shares and the Special Voting Share issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 3
DISSENT RIGHTS

3.1	Rights of Dissent

The Alignvest Shareholders will have no dissent rights in connection with the Arrangement.

ARTICLE 4
DELIVERY OF CONSIDERATION

4.1	Share Certificates

(a)

Following the Effective Date, share certificates, if any, representing Alignvest Class A Shares and Alignvest Class B Shares shall be deemed for all purposes to be certificates representing the Alignvest Common Shares issued to Participating Shareholders under the Arrangement.

(b)

As soon as practicable after the Effective Date, Alignvest shall issue and deliver, or cause its Transfer Agent to issue and deliver, to: (i) the 2Degrees Participating Minority Shareholders, 2Degrees Participating Optionholders, the TINZ Participating Unit Holders, the Alignvest Sponsor, and the Additional Alignvest Subscribers, certificates representing the Alignvest Common Shares to which such holder is entitled; and (ii) the Trustee, a certificate representing the Alignvest Special Voting Share, pursuant to the Arrangement.

4.2	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

4.3	Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Alignvest that it would be contrary to applicable Laws to deliver, or cause to be delivered, Alignvest Common Shares pursuant to the Arrangement to a Person that is not a resident of Canada or the United States, the Alignvest Common Shares that otherwise would be issued to that Person shall be issued to the Transfer Agent for sale by Transfer Agent on behalf of that Person. The Alignvest Common Shares so issued to the Transfer Agent shall be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the Alignvest Common Shares sold by it. Each such Person shall receive a pro rata share of the cash proceeds from the sale of the Alignvest Common Shares sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Alignvest Common Shares and any amount withheld in respect of taxes) in lieu of the Alignvest Common Shares themselves. The net proceeds shall be remitted in the same manner as other payments pursuant to this Article 4. None of Alignvest, Trilogy or the Transfer Agent shall be liable for any loss arising out of any such sales.

4.4	No Fractional Shares

No fractional Alignvest Common Shares shall be issued to the Alignvest Sponsor, the Trilogy Unit Holders, the 2Degrees Participating Minority Shareholders, the 2Degrees Participating Optionholders, the TINZ Participating Unit Holders, the Additional Alignvest Subscribers or any other Person in connection with this Plan of Arrangement. Where the aggregate number of Alignvest Common Shares to be issued to a Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, 2Degrees Participating Optionholder, TINZ Participating Unit Holder, the Alignvest Additional Subscribers, or the Alignvest Sponsor as consideration under this Plan of Arrangement would result in a fraction of a Alignvest Common Share being issuable, then, the number of Alignvest Common Shares to be delivered to such Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, 2Degrees Participating Optionholder, TINZ Participating Unit Holder, Alignvest Additional Subscriber or the Alignvest Sponsor shall be rounded down to the nearest whole Alignvest Common Share.

4.5	Lost Certificates

If any certificate representing, immediately prior to the Effective Time, one or more Alignvest Class A Shares or Alignvest Class B Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and the giving by such Person of a bond satisfactory to Alignvest in such sum as Alignvest may determine against any claim that may be made against Alignvest with respect to the certificate alleged to have been lost, stolen or destroyed, Alignvest (or its Transfer Agent) shall make such distribution or delivery in respect of such shares represented by such lost, stolen or destroyed certificate as determined in accordance with Section 4.1.

4.6	Withholding Rights

Alignvest, Trilogy, TINZ and the Transfer Agent shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement to any Person, such amounts or consideration (including securities issuable hereunder equal in value (in Alignvest, Trilogy and TINZ’s reasonable discretion) to the cash equivalent of any withholding taxes required) as each of Alignvest, Trilogy, TINZ and the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the Code, any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, in each case, as amended, or any deduction or withholding required at law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent necessary, such deductions and withholdings may be effected by selling any securities issuable hereunder to which any Person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the Person entitled thereto as soon as reasonably practicable.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

Alignvest and Trilogy may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Alignvest and Trilogy in writing; (iii) filed with the Court and, subject to Section 5.1(d) of this Plan of Arrangement, if made following the Alignvest Meeting, approved by the Court; and (iv) communicated to Alignvest Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alignvest at any time prior to the Alignvest Meeting (provided that Trilogy shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Alignvest Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alignvest Meeting shall be effective only if: (i) it is consented to in writing by each of Alignvest and Trilogy, each acting reasonably; and (ii) if required by the Court, it is consented to by the Alignvest Shareholders, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Alignvest, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any former Alignvest Shareholder, the Alignvest Sponsor or any current or former Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, 2Degrees Participating Optionholder, TINZ Participating Unit Holder or Alignvest Additional Subscriber.

ARTICLE 6
PARAMOUNTCY

6.1	Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over: (i) each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders, the 2Degrees Options held by the 2Degrees Participating Optionholders and the TINZ Units held by TINZ Participating Unit Holders, in each case, as issued prior to the Effective Time; (ii) all of the rights and obligations of the beneficial and/or registered holders of each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants and the TINZ Units held by TINZ Participating Unit Holders, Alignvest, the Alignvest U.S. Subsidiary, Trilogy, TINZ, the Transfer Agent and any transfer agent or other depositary therefor in relation thereto; (iii) all of the rights and obligations of the 2Degrees Participating Minority Shareholders in respect of their 2Degrees Shares; (iv) all of the rights and obligations of the 2Degrees Optionholders in respect of their 2Degrees Shares; and (v) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any of the Alignvest Class A Shares, Alignvest Class B Shares, Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders, the 2Degrees Shares held by the 2Degrees Optionholders and the TINZ Units, which shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.

Exhibit A

Provisions of the Common Shares and Special Share

The classes and maximum number of shares that the Corporation is authorized to issue are amended as follows:

1.	by increasing the authorized capital of the Corporation by the creation of a special voting share (the “Special Voting Share”); and

2.

after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (“Common Shares”) and one Special Voting Share, each having the following rights, privileges, restrictions and conditions attached thereto (the “Common Share Provisions” and the “Special Voting Share Provisions”, respectively):

PART A - COMMON SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1	DIVIDENDS

The holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after Cdn. $1.00 is distributed to the holder of the Special Voting Share.

3	VOTING RIGHTS

(a)

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. Except for class voting rights required by law or stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)

Except as explicitly required by the Business Corporations Act (Ontario), or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Common Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

PART B - SPECIAL VOTING SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1	DEFINITIONS

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Class C Units” means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

(b)

“Class C Unit Redemption Rights” means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(c)	“Common Shareholders” means the holders from time to time of Common Shares;

(d)	“Common Shares” means the common shares in the capital of the Corporation;

(e)

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status;

(f)

“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership);

(g)	“Trilogy” means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington; and

(h)	“Unitholders” means the holders from time to time of Class C Units.

2	DIVIDENDS

No dividend shall be payable to the holder of the Special Voting Share.

3	VOTING RIGHTS

3.1	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Corporation and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Corporation.

(b)

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2	Number of Votes

(a)

With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Corporation or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)

The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded down to the nearest whole number.

3.3	Class Voting

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as explicitly required by the Business Corporations Act (Ontario), the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled under Section 4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

4	REDEMPTION

The Special Voting Share shall not be subject to redemption, except that at such time as Class C Units (other than Class C Units owned by the Corporation and its Subsidiaries) shall outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with amount equal to Cdn. $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

5	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive Cdn. $1.00 after satisfaction of all liabilities and obligations to creditors of the Corporation but before the distribution of the remaining property and assets of the Corporation to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Corporation.

PART C - PROVISIONS APPLICABLE TO COMMON SHARES AND SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Part A above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Part B above, are subject to the following:

1	DEFINITIONS

Where used in this Part C, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Affiliate” means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ii) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Class C Units” has the meaning given to it in Part A;

(c)	“Effective Date” means the effective date of these articles of arrangement;

(d)

“Immediate Family Member” means, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(e)

“Independent Directors of the Corporation” means those directors of the Corporation who are not employees, officers, managers or partners of the Corporation or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Corporation by the board of directors of the Corporation;

(f)

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity;

(g)

“Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly- owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board of Directors), other than in the ordinary course of business, by the Corporation or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Corporation or any wholly-owned subsidiary entity of the Corporation and result (as reasonably determined by the Board of Directors) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre- tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Corporation, assuming that all of the after-tax net proceeds to be received by Trilogy and the Corporation or any wholly owned subsidiary entity of the Corporation were fully distributed to the respective equity holders of Trilogy and the Corporation; and

(h)	“Trilogy” has the meaning given to it in Part A.

2	VOTING OF COMMON SHARES AND SPECIAL VOTING SHARE ON PROPOSED SALE TRANSACTION

Notwithstanding anything to the contrary contained in Part A and Part B of these articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Corporation, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

3	AMENDMENT

The provisions of this Part C may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Alignvest Acquisition Corporation (“Alignvest”) and Trilogy International Partners LLC (“Trilogy”), as more particularly described and set forth in the management information circular (the “Circular”) dated •, 2016 of Alignvest accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is authorized, approved and adopted.

2.

The plan of arrangement of Alignvest (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Circular, is authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) among Alignvest and Trilogy dated November 1, 2016, and all the related transactions contemplated therein, the actions of the directors of Alignvest in approving, executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are ratified and approved.

4.	The Management Incentive Plan of Alignvest, in the form set out in Schedule B to the Circular, is authorized, approved and adopted.

5.

Alignvest is authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Alignvest Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of Alignvest are authorized and empowered to, without notice to or approval of the Alignvest Shareholders: (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

7.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute, whether under the corporate seal or otherwise, and deliver for filing with the Director under the OBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

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8.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF ALIGNVEST

Alignvest hereby represents and warrants to Trilogy as follows, and acknowledges and agrees that Trilogy is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. Alignvest is a “special purpose acquisition corporation” duly incorporated and validly existing under the Laws of Ontario and has the corporate power and authority to own, operate and lease its assets, to conduct its business as presently conducted and to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Alignvest is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of Alignvest have been provided to Trilogy and no action has been taken to amend or supersede such documents.

(2)

Corporate Authorization. Alignvest has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by Alignvest of this Agreement and the consummation of the Arrangement have been duly authorized by the Alignvest Board and no other corporate approvals on the part of Alignvest are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement other than approval by the Alignvest Board of the Alignvest Circular, approval by the Alignvest Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Law and receipt by Alignvest of the Final Order.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Alignvest, and constitutes a legal, valid and binding obligation and agreement of Alignvest enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Governmental Authorization. The execution, delivery and performance by Alignvest of this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the OBCA; (iv) compliance with Securities Laws and stock exchange rules and policies, including filings with the Securities Authority and the TSX; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not (A) individually or in the aggregate, materially impede the ability of Trilogy to consummate the Arrangement and the other transactions contemplated hereby, or (B) have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(5)

No Conflict / Non-Contravention. The execution and delivery of this Agreement by Alignvest and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with or result in any violation or breach of the provisions of the Constating Documents of Alignvest; (ii) contravene, conflict with or result in a violation or breach of Law; (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Alignvest is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which Alignvest is a party or by which Alignvest is bound; (iv) result in the creation or imposition of any Lien upon any of the properties or assets of Alignvest, cause the acceleration or material modification of any rights or obligations under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of, any Material Contract to which Alignvest is a party, or (v) result in a breach or violation by Alignvest of any of the terms, conditions or provisions of any Law which would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(6)	Capitalization.

(a)

The authorized capital of Alignvest consists of an unlimited number of Class A Shares and Class B Shares. As of the date of this Agreement, 25,875,000 Class A Shares and 7,631,720 Class B Shares are issued and outstanding. All outstanding Alignvest Shares have been duly authorized and validly issued, and are fully paid and non-assessable. All of the Alignvest Shares issuable upon the exercise of outstanding Alignvest Warrants have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Alignvest Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)

Except for outstanding Alignvest Warrants, Class A Shares and Class B Shares, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate Alignvest to, directly or indirectly, issue or sell any securities of Alignvest, or give any Person a right to subscribe for or acquire from Alignvest, any securities of Alignvest.

(c)	As at the date of this Agreement, there are 13,402,688 Warrants issued and outstanding.

(d)

25% of the Founders’ Shares held by each of the Founders are subject to forfeiture by the Founders on the fifth anniversary of the Effective Date unless the closing share price of the Alignvest Shares exceeds CDN$13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends (as defined in the Final IPO Prospectus), reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the Effective Date.

(e)	Other than the rights of redemption provided to holders of Class A Shares, there are no issued, outstanding, contractual or authorized:

(i)

obligations of Alignvest to repurchase, redeem or otherwise acquire any securities of Alignvest, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of Alignvest; or

(ii)

notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Alignvest Shares on any matter.

(f)	Alignvest has not declared or paid any dividends or distributions on its Alignvest Shares since its incorporation.

(7)

Shareholders’ and Similar Agreements. There are no securities or other instruments or obligations of Alignvest that carry the right to vote generally with the Alignvest Shareholders on any matter. Alignvest is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Alignvest or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Alignvest and Alignvest has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries. Alignvest does not have any subsidiaries.

(9)	Qualifying Acquisition. The Arrangement constitutes the “qualifying acquisition” of Alignvest as required by and within the meaning of Part X of the TSX Company Manual.

(10)

Prospectus. At the time of its filing with the Securities Authority, the Prospectus will comply in all material respects with the requirements of the Securities Laws pursuant to which it will be prepared and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Trilogy) were at the date of filing thereof, true and correct, contained no Misrepresentation and constituted full, true and plain disclosure of all material facts relating to Alignvest as required by applicable Securities Laws and no material fact or information had been omitted from such disclosure (except information and statements relating solely to Trilogy) which was required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made.

(11)	Securities Law Matters.

(a)

The Alignvest Shares are listed and posted for trading on the TSX and Alignvest is not in default of the rules, regulations or policies of the TSX or in breach of Securities Laws. Alignvest is not subject to continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction other than the provinces and territories of Canada. No delisting, suspension of trading in or cease trade or other order or restriction with respect to any securities of Alignvest and, no inquiry or investigation (formal or informal) of any Securities Authority, other Governmental Entity or the TSX, is pending, in effect or ongoing or, to the Knowledge of Alignvest, has been threatened or is expected to be implemented or undertaken, and to its Knowledge, Alignvest is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(b)

Alignvest is a “reporting issuer” or the equivalent thereof in the each of the provinces and territories of Canada and not in default under applicable Securities Laws, and Alignvest has complied in all material respects with applicable Securities Laws. Alignvest has not taken any action to cease to be a reporting issuer in any province or territory nor has Alignvest received notification from any Securities Authority seeking to revoke the reporting issuer status of Alignvest.

(c)

Alignvest has timely filed or furnished all Alignvest Filings required to be filed or furnished by Alignvest with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations), as modified by the exemptive relief granted by the Securities Authorities in the Final IPO Prospectus. Each of the Alignvest Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(d)

Alignvest has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Alignvest Filings and, to Alignvest’s Knowledge, neither Alignvest nor any of the Alignvest Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or other Governmental Entity.

C - 5

(12)	Financial Statements.

(a)

The audited financial statements of Alignvest as at and for the fiscal year ended April 30, 2016 (including the notes thereto and the auditor’s report thereon) and the unaudited condensed interim financial statements of Alignvest as at and for the three-month period ended July 31, 2016 (collectively, the “Alignvest Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto and in the related report of Alignvest’s independent auditors, as the case may be) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Alignvest as of the date thereof and for the period indicated therein. Since July 31, 2016, there has been no material change in Alignvest’s financial accounting policies, methods or practices.

(b)

Alignvest does not intend to correct or restate, nor to the Knowledge of Alignvest, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. The selected financial data and the summary financial information included in the Alignvest Filings present fairly the information shown in the Alignvest Filings and have been compiled on a basis consistent with that of the Alignvest Financial Statements. The other financial and operational information included in the Alignvest Filings presents fairly the information included in the Alignvest Filings.

(c)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Alignvest with unconsolidated entities or other Persons.

(13)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

Alignvest has established and maintains or has caused to be established and maintained, a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Alignvest in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Alignvest in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to Alignvest’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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(b)

Alignvest has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Alignvest.

(d)

None of Alignvest, or, to Alignvest’s Knowledge, any director or officer or auditor, accountant or representative of Alignvest has received or otherwise obtained Knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that Alignvest has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(14)

Auditors. The auditors of Alignvest are independent public accountants as required by applicable Laws and there is not now, and never has been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of Alignvest.

(15)

No Undisclosed Liabilities. There are no liabilities or obligations of Alignvest of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in Alignvest Filings; (ii) incurred in the Ordinary Course since the date of the most recently filed Alignvest Financial Statements; or (iii) incurred in connection with this Agreement.

(16)

Non-Arms’ Length Transactions. Alignvest is not indebted to any director, officer or employee of Alignvest or any of their respective Affiliates or Associates (except for amounts due in the Ordinary Course as salaries, bonuses and directors’ fees or the reimbursement of Ordinary Course expenses). Except for employment or indemnity arrangements entered into in the Ordinary Course or as disclosed in Alignvest Filings, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of Alignvest, or any of their respective Affiliates or Associates.

(17)

Material Contracts. The Material Contracts are and/or will be at the Effective Date in full force and effect, unamended as of the date hereof, and each Material Contract to which it is a party constitutes a valid and binding obligation of Alignvest enforceable against them in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

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(18)

Authorizations. Alignvest has not received notice from any Governmental Entity of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on the ability of Alignvest to, or of a requirement for Alignvest to qualify to, nor is Alignvest otherwise aware of any restriction on the ability of Alignvest to, or of a requirement for it to qualify to, conduct its business or activities, as the case may be, in such jurisdiction.

(19)

Litigation. There are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of Alignvest or, to the best of Alignvest’s Knowledge, proposed or threatened against Alignvest which, if determined adversely to Alignvest could result in the revocation, cancellation or suspension of any of Alignvest’s licences or qualifications to carry on its activities or could have a Material Adverse Effect or which may restrict or prohibit the ability of Alignvest to perform its obligations hereunder or any of the Material Contracts.

(20)	Taxes.

(a)	Alignvest has paid all material Taxes which are due and payable within the time required by applicable Law, and has paid all assessments it has received in respect of material Taxes.

(b)

Alignvest has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is true and correct in all material respects and such Tax Returns reflect accurately all material liability for Taxes of Alignvest and each of its Subsidiaries for the periods covered thereby.

(c)

Alignvest has withheld and collected all material amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(21)

Brokers. Other than the fees paid and payable to investment bankers engaged by Alignvest in connection with its initial public offering and in connection with the transactions contemplated herein, the details of which have been disclosed to Trilogy, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Alignvest.

(22)

Alignvest Board Approval. The Alignvest Board has unanimously: (i) determined that the Arrangement and this Agreement is fair to the holders of Alignvest Shares and that the Arrangement is in the best interests of Alignvest; (ii) resolved to unanimously recommend that the Alignvest Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by Alignvest of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(23)

No Other Representations. Alignvest acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Section 5.2(2) or Schedule D of this Agreement, neither Trilogy nor any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to Trilogy or its Subsidiaries.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF TRILOGY

Except as set forth in the Trilogy Disclosure Letter (it being agreed that disclosure of any item in any numbered paragraph of the Trilogy Disclosure Letter: (i) shall be deemed to apply to the corresponding Section herein notwithstanding the fact that specific reference to such paragraph in the Trilogy Disclosure Letter is not made herein; (ii) shall be deemed disclosure with respect to any other numbered paragraph of the Trilogy Disclosure Letter or any other Section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure; and (ii) is not an assertion that such disclosure is required hereunder nor an admission or indication of any breach or violation of any agreement, law or regulation), Trilogy hereby represents and warrants to Alignvest as follows, and acknowledges and agrees that Alignvest is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Incorporation and Qualification. Trilogy is a limited liability company organized and existing under the laws of the state of Washington and has the limited liability company power to own and operate its property, carry on its business and enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement, the Plan of Arrangement and the completion of the Trilogy Reorganization Transaction. Trilogy and its Material Subsidiaries are duly qualified, licensed or registered to carry on business in each jurisdiction in which the character of their assets and properties, owned, leased, licensed or otherwise held, or the nature of their activities makes such qualification, licensing or registration necessary, and have all Authorizations required to own, lease and operate their properties and to carry on their businesses as now conducted, except where the failure to be so qualified, licensed or registered, or the failure to have such Authorizations would not, individually or in the aggregate, have a Material Adverse Effect on the Trilogy Group Companies.

(2)

Corporate Authorization. The execution and delivery and performance by Trilogy of this Agreement and the consummation of the Arrangement have been duly authorized by the Trilogy Board and, other than the Trilogy Unit Holder Approval and the completion of the Trilogy Reorganization Transaction, no other limited liability company approvals of Trilogy or any corporate approvals of any of the Trilogy Group Companies are necessary to authorize the execution and delivery by it of this Agreement or the consummation of this Agreement or the Arrangement.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Trilogy and constitutes the legal, valid and binding obligation and agreement of Trilogy enforceable against it in accordance with its terms, subject to Trilogy Unit Holder Approval and any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Subsidiaries. Other than the Trilogy Group Companies, no Subsidiary owns any material assets (other than equity interests in other Subsidiaries), has any material liabilities or obligations (contingent or otherwise), has any current operations, is subject to or a party to any order or judgement or has any employees.

D - 2

(5)

Governmental Authorization. Except for the Required Regulatory Approvals, the execution, delivery and performance by Trilogy of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Trilogy or by any of its Material Subsidiaries other than any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not (A) individually or in the aggregate, materially impede the ability of Trilogy to consummate the Arrangement and the other transactions contemplated hereby, or (B) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies.

(6)

No Conflict. Except for the Required Regulatory Approvals, the performance and consummation of the transactions contemplated by the Agreement and each of the Ancillary Agreements by Trilogy and its Material Subsidiaries:

(a)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any of Trilogy’s or its Material Subsidiaries’ Constating Documents except any consents required for closing which will be obtained by such time;

(b)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any of the terms or provisions of any Material Contracts to which Trilogy or any of its Material Subsidiaries is a party or pursuant to which any of Trilogy’s or its Material Subsidiaries’ assets or property may be affected;

(c)

do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by Trilogy or any of its Material Subsidiaries or the operation of Trilogy’s business as presently conducted;

(d)	do not and will not result in the violation of any Law; and

(e)	except in the case of clauses (b), (c) and (d) above as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies.

(7)

Required Consents. Except for the Required Regulatory Approvals, there is no requirement to obtain any consent, approval or waiver of a party under any Lease or any Contract to which Trilogy or any of its Material Subsidiaries is a party to any of the transactions contemplated by this Agreement, except for any consent, approval or waiver of a party as to which failure to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Trilogy Group Companies.

(8)

Authorized and Issued Capital. Section D(9) of the Trilogy Disclosure Letter sets out (i) the authorized equity interests and (ii) the issued and outstanding equity interests of Trilogy and its Subsidiaries as of the date hereof, all of which (and no more) issued and outstanding equity interests have been duly issued and are outstanding as fully paid and non-assessable, and have been issued in compliance with all applicable Laws. Trilogy is not a reporting issuer (as such term is defined in the Securities Act (Ontario) and there is no published market for the Trilogy Equity Interests. With the exception of 2Degrees, NuevaTel, Trilogy New Zealand, Salamanca Solutions International and Cora de Comstar S.A., all of the issued and outstanding securities of Trilogy’s Subsidiaries are owned by one or more of Trilogy or its Subsidiaries, as set out in Section D(9) of the Trilogy Disclosure Letter as the registered and beneficial owner with a good title, free and clear of all Liens, except for Permitted Liens, other than those restrictions on transfer, if any, contained in the Constating Documents of such Subsidiary, the 2Degrees Shareholders Agreements, the NuevaTel Shareholders Agreement or Applicable Law.

(9)

No Other Agreements to Purchase. Except as set out under this Agreement or in connection with the transactions contemplated hereby, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by Trilogy) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued equity securities of Trilogy or any of its Subsidiaries.

(10)

Dividends and Distributions. Since December 31, 2015, neither Trilogy nor any of its Subsidiaries has, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its equity securities or has, directly or indirectly, redeemed, purchased or otherwise acquired any of its equity securities or agreed to do so.

(11)

Corporate Records. The corporate or limited liability company records, as applicable, of Trilogy and its Material Subsidiaries, including all Constating Documents, minute books, registers, and all other similar documents and records (“Corporate Records”), are complete and accurate in all material respects and all proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the Corporate Records and have been conducted or taken in compliance in all material respects with all applicable Laws and with the Constating Documents of Trilogy and its Subsidiaries. Except for the Fifth Amended and Restated LLC Agreement (and prior versions thereof), the 2Degrees Shareholders Agreements and the NuevaTel Shareholders Agreement, neither Trilogy nor any of its Subsidiaries has ever been subject to, or affected by, any unanimous shareholders agreement or similar document.

(12)

Conduct of Business in Ordinary Course. Except as disclosed in the Trilogy Financial Statements, since December 31, 2015, (i) the business of Trilogy and its Material Subsidiaries has been carried on in the Ordinary Course; and (ii) neither Trilogy nor any of its Material Subsidiaries has taken any action that would have been prohibited by Section 4.3 of this Agreement if this Agreement had been in effect as of the time thereof.

(13)

No Material Adverse Effect. Since December 31, 2015, there has not been any Material Adverse Effect on the Trilogy Group Companies and no event has occurred or circumstance exists which would reasonably be expected to result in such a Material Adverse Effect on the Trilogy Group Companies.

(14)

Compliance with Laws. Trilogy and its Material Subsidiaries are conducting the business and any past business in compliance with all applicable Laws, including Environmental Laws, other than acts of non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies.

(15)

Authorizations. One or more of Trilogy or its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business as presently conducted, all Authorizations which are necessary for them to conduct its business as presently conducted or for the ownership and use of the Assets in compliance with all applicable Laws, except where the failure to have any of the Authorizations has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies. All Authorizations material to Trilogy and its Subsidiaries or the business are listed in Section D(15) of the Trilogy Disclosure Letter. Each such Authorization is valid, subsisting and in good standing, neither Trilogy nor any of its Material Subsidiaries is in default or breach of any such Authorization and, no proceeding is pending or, to the Knowledge of Trilogy or its Material Subsidiaries, threatened to revoke or limit any such Authorization. All such Authorizations are renewable by their terms or in the ordinary course of business without the need for Trilogy or any of its Subsidiaries holding such Authorizations to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(16)

Sufficiency of Assets. The business of Trilogy and its Material Subsidiaries is the only business operation carried on by Trilogy and its Subsidiaries. The Assets include all rights and property necessary to enable, 2Degrees, Two Degrees New Zealand Limited, TIRS, NuevaTel and Trilogy to conduct the business after the Effective Date substantially in the same manner as it was conducted prior to the Effective Date.

(17)

Title to the Assets. Trilogy and its Material Subsidiaries own (with good title) all of the tangible assets that they purport to own (including all the properties and assets reflected as being owned by Trilogy or its Material Subsidiaries, as applicable, in Trilogy’s and its Material Subsidiaries’ financial Books and Records) free and clear of all Liens, except for Permitted Liens or Liens that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies.

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(18)

No Options, etc. to Purchase Assets. No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from Trilogy or any of its Material Subsidiaries of any of the material Assets, other than (i) Assets which are obsolete; or (ii) pursuant to Permitted Liens.

(19)

Condition of Tangible Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies, (a) the buildings, plants, structures, towers, vehicles, equipment, technology and communications hardware and other tangible personal property of Trilogy and its Material Subsidiaries (including the Buildings and Fixtures) are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put, ordinary wear and tear excepted, and (b) none of such buildings, plants, structures, towers, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course.

(20)	Owned Property. None of Trilogy or any of its Material Subsidiaries owns or has ever owned any real property.

(21)

Leases. Section D(22) of the Trilogy Disclosure Letter sets out all leases involving payments in excess of U.S.$100,000 per year of the properties leased by Trilogy and its Material Subsidiaries including the Cell Tower Leases (each, a “Lease”). A true and complete schedule of all Leases have been provided to Alignvest and Section D(22) of the Trilogy Disclosure Letter accurately sets out a description of the leased premises by municipal address, the term of the Lease and the rental payments under the Lease, including, (i) in the case of all Leases other than Cell Tower Master Leases, any rights of renewal and the terms thereof, and any restrictions on assignment, change of control, merger or amalgamation and (ii) in the case of all Cell Tower Leases that are governed by a master lease (a “Cell Tower Master Lease”), any restrictions on change of control, merger or amalgamation contained in such Master Lease. Each Lease creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies.

(22)

Material Contracts. Except for the Contracts in Section D(23) of the Trilogy Disclosure Letter, the Leases, the Employee Plans, and the insurance policies listed in Section D(33) of the Trilogy Disclosure Letter, neither Trilogy nor any of its Material Subsidiaries is a party to or bound by:

(a)

any continuing Contract involving the performance of services, delivery of goods or materials, or payments to or by one or more of Trilogy or any of its Material Subsidiaries, other than Contracts with end-customers, of an amount or value in excess of U.S.$3,000,000 in any one year period which is not terminable on less than ninety days’ notice without material penalty;

(b)

any Contract of an amount or value in excess of U.S. $3,000,000 in any one year period that expires or may be renewed at the option of any Person other than Trilogy or any of its Subsidiaries, as applicable, so as to expire more than one year after the date of this Agreement;

(c)

any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS or U.S. GAAP;

(d)

any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person that is not an Affiliate;

(e)

any Contract in respect of any material Intellectual Property or material software owned by, licensed to or used by Trilogy or any of its Material Subsidiaries, other than commercially available Intellectual Property or commercially available software that is licensed on standard terms to Trilogy and its Material Subsidiaries;

(f)	any Contract for capital expenditures in excess of the aggregate amount of a Budget;

(g)

any material exclusivity Contract or any Contract materially limiting the freedom of Trilogy or any of its Material Subsidiaries to engage in any line of business or materially compete with any other Person; or

(h)

any Contract whose absence would reasonably be expected to have a Material Adverse Effect on the Trilogy Group Companies (the Contracts described in clauses (a) through (h) above, collectively, the “Material Contracts”).

(23)

No Breach of Material Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies: (a) Trilogy and its Material Subsidiaries have performed all of the obligations required to be performed by them and are entitled to all benefits under the Material Contracts to which they are parties; (b) to the Knowledge of Trilogy or its Material Subsidiaries, neither Trilogy nor any of its Material Subsidiaries is alleged to be in default of any Material Contract to which it is a party; and (c) each of the Material Contracts is in full force and effect, unamended, and, to the Knowledge of Trilogy or its Material Subsidiaries, there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of Trilogy or any of its Material Subsidiaries or its counterparty under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered or otherwise made available to Alignvest in the Trilogy Data Room.

(24)	Accounts Receivable. To the Knowledge of Trilogy, all material accounts receivables of Trilogy and its Material Subsidiaries are bona fide, other than receivables recorded as bad debt.

(25)

Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on the Trilogy Group Companies, (a) each of Trilogy and its Material Subsidiaries owns, licenses or otherwise possesses legally enforceable rights to use, all material Intellectual Property used in its business as currently conducted, and (b) there are no material pending or, to the Knowledge of Trilogy, material threatened claims by any Person challenging the use by Trilogy or any of its Material Subsidiaries of any material Intellectual Property in its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on the Trilogy Group Companies: (i) the conduct of the business of each of Trilogy and its Material Subsidiaries does not infringe upon any Intellectual Property rights of any Person, and (ii) neither Trilogy nor any of its Material Subsidiaries has received any written notice, charge, complaint, claim or other written assertion from any other Person pertaining to or challenging the right of Trilogy or any of its Material Subsidiaries to use any Intellectual Property. To the Knowledge of Trilogy, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of Trilogy or any of its Material Subsidiaries. Trilogy or its Material Subsidiaries have taken commercially reasonable actions to protect, preserve and maintain their Intellectual Property under applicable Law, including such reasonable actions as requiring employees and consultants to enter into intellectual property assignment agreements and waivers to any non-assignable rights (including moral rights), in each case, to the extent that such employees or consultants have created, worked on or have developed any part of the Intellectual Property of Trilogy or any of its Material Subsidiaries.

(26)

Books and Records. All accounting and financial Books and Records of Trilogy and its Material Subsidiaries have been fully, properly and accurately kept and completed in all material respects. Such Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which will not be available in the Ordinary Course.

(27)

Financial Statements. The Trilogy Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous fiscal years and each presents fairly in all material respects the consolidated financial position of Trilogy and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of operations for the respective periods then ended (subject in the case of unaudited statements to normal year-end audit adjustments and to any other adjustments described therein). True, correct and complete copies of the Trilogy Financial Statements are attached as Section D(28) of the Trilogy Disclosure Letter.

(28)

No Liabilities. Neither Trilogy nor any of its Subsidiaries has any liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than: (i) liabilities or obligations to the extent shown on the Trilogy Financial Statements; (ii) liabilities or obligations incurred in the Ordinary Course since the date of the Trilogy Financial Statements (iii) liabilities or obligations which have been discharged or paid in full in the Ordinary Course; or (iv) liabilities or obligations, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies, or are not required to be disclosed on the Trilogy Financial Statements.

(29)	Environmental Matters.

(a)

Neither Trilogy nor any of its Subsidiaries has been required by any Governmental Entity to (i) alter any of the Leased Properties in a material way in order to be in compliance with Environmental Laws where such requirement was not complied with, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property.

(b)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies, there are no liabilities of or relating to Trilogy or any of its Material Subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any applicable Laws relating to pollution or protection of human health or the environment.

(c)

To the Knowledge of each of the Trilogy Group Knowledge Parties, as applicable, there has not been a discharge or release of a contaminant that (i) imposes an obligation on Trilogy or any of its Material Subsidiaries to remediate, (ii) currently imposes a reporting obligation at law on the part of Trilogy or any of its Subsidiaries and there has not been a discharge or release of a contaminant that would reasonably be expected to result in material liability to Trilogy or any of its Subsidiaries.

(d)

Section D(29) of the Trilogy Disclosure Letter lists all reports and material documents relating to negative or adverse environmental matters affecting Trilogy or any of its Subsidiaries which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies. Copies of all such reports and documents have been provided to Alignvest.

(30)	Employees.

(a)

Trilogy and its Material Subsidiaries have not engaged in any material unfair labour practice and, to the Knowledge of Trilogy or any of its Material Subsidiaries, no unfair labour practice complaint, grievance or arbitration proceeding is pending or threatened against Trilogy or any of its Material Subsidiaries. Trilogy and its Material Subsidiaries have been and are in material compliance with all Employment Contracts and all Laws respecting employment, including employment standards, labour, health and safety, workers’ compensation and human rights Laws.

(b)

Each Person that performs services for Trilogy or any of its Material Subsidiaries is properly classified as an employee or independent contractor of Trilogy or any of its Material Subsidiaries under relevant Law and neither Trilogy nor its Material Subsidiaries have received any notice from any Person or Governmental Entity disputing such classification.

(c)

No employee providing services to Trilogy or its Material Subsidiaries (i) who is required by Law to possess a permit or visa, is employed without a valid work permit or visa, and (ii) is employed pursuant to a work permit or visa that would be adversely affected by the transactions contemplated by this Agreement. Trilogy and its Material Subsidiaries are in material compliance with applicable immigration Laws.

(31)

Labour and Employment Matters. As of the date of this Agreement neither Trilogy nor any of its Material Subsidiaries is a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement in any foreign country) with employees, a labor union or labor organization. As of the date of this Agreement, to the Knowledge of Trilogy, (i) there are no strikes or lockouts with respect to any employees of Trilogy or any of its Material Subsidiaries, and (ii) there is no union organizing effort pending or threatened against Trilogy or any of its Material Subsidiaries. Each of Trilogy and its Material Subsidiaries is in compliance with all currently applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, the failure to comply with which or engagement in which, as the case may be, would have a Material Adverse Effect on the Trilogy Group Companies.

(32)

Employee Plans. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trilogy Group Companies, (a) each Employee Plan has been maintained in compliance with its terms and in accordance with all applicable Laws, (b) all required employer contributions under such Employee Plans have been made in accordance with the terms thereof, and (c) each Trilogy benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and to the Knowledge of Trilogy nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.

(33)

Insurance. All policies of insurance to which each Trilogy Group Company is a party or that provide coverage to such Trilogy Group Company are valid, outstanding and enforceable; are issued by an insurer that is financially sound and reputable; and taken together, provide adequate insurance coverage for the assets and the operations of such Trilogy Group Company for all risks normally insured against by a Person carrying on the same business as such Trilogy Group Company and similarly situated. Each Trilogy Group Company has paid all premiums due, and has otherwise performed all of its obligations in all material respects, under each policy of insurance to which it is a party or that provides coverage to such Trilogy Group Company.

(34)

Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Trilogy or its Subsidiaries, taken as a whole, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving Trilogy or any of its Subsidiaries, pending, or, to the Knowledge of Trilogy or any of its Material Subsidiaries, threatened, against Trilogy or any of its Material Subsidiaries. To the Knowledge of Trilogy or its Material Subsidiaries, there is no valid basis for any action, suit, proceeding, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving Trilogy or any of its Subsidiaries, except as would not have, individually or in the aggregate, a Material Adverse Effect on Trilogy. Neither Trilogy nor any of its Subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Trilogy.

(35)

Customers, Suppliers and Channel Partners. Section D(36) of the Trilogy Disclosure Letter is a true and correct list setting forth the ten largest customers, the ten largest suppliers and the ten largest sales channel partners of Trilogy and its Material Subsidiaries by dollar amount as at the date of the Trilogy Financial Statements. No such customer, supplier or sales channel partner has given Trilogy or any of its Material Subsidiaries notice terminating, canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Contract or relationship with Trilogy or any of its Material Subsidiaries or threatening to take any of such actions, and, to the Knowledge of Trilogy or its Material Subsidiaries, no such customer, supplier or sales channel partner intends to do any of the foregoing.

(36)

Anti-Corruption. Neither Trilogy nor any of its Subsidiaries nor, to the Knowledge of Trilogy or its Material Subsidiaries, any director, officer, agent, employee, other person associated with or acting on behalf of Trilogy or any of its Subsidiaries: (i) has used any funds for any unlawful contribution, gift, property, entertainment or other unlawful expense relating to political activity; (ii) has made or taken, and neither Trilogy nor any of its Subsidiaries will take, any action in furtherance of any direct or indirect unlawful payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any foreign or domestic government official or employee (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to improperly influence official action or secure an improper advantage for Trilogy or its Subsidiaries; (iii) has made, offered, or taken an act in furtherance of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) is aware of or has taken any action, directly or indirectly, that would result in a violation of any provision of the, the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, in contravention of the FCPA or any applicable anti- bribery and anticorruption laws or regulations to which Trilogy, any of its Subsidiaries, any director, officer, agent, employee or other person associated with or acting on behalf of Trilogy or any of its Subsidiaries is subject. Trilogy and its Subsidiaries have each conducted their businesses in compliance with the FCPA and any applicable anti-bribery and anti-corruption laws or regulations and have instituted and maintain and will continue to maintain policies and procedures designed to promote and ensure, and which are reasonably expected to continue to ensure, continued compliance with all applicable anti-bribery and anti-corruption laws.

(37)	Taxes.

(a)

Each of Trilogy and its Subsidiaries has paid all material Taxes which are due and payable within the time required by applicable Law, and has paid all assessments it has received in respect of material Taxes. Each of Trilogy and its Subsidiaries has provided full and adequate provision in accordance with U.S. GAAP in the Trilogy Financial Statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed in writing to be assessed, incurred or accrued, other than in the ordinary course of business.

(b)

Trilogy and each of its Subsidiaries has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is true and correct in all material respects and such Tax Returns reflect accurately all material liability for Taxes of Trilogy and each of its Subsidiaries for the periods covered thereby.

(c)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment of Taxes, or any payment of Taxes by, Trilogy and each of its Subsidiaries.

(d)

There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened in writing against Trilogy or any of its Subsidiaries in respect of Taxes, other than as disclosed in Section D(38) of the Trilogy Disclosure Letter. Neither Trilogy nor any of its Subsidiaries is negotiating any final or draft assessment in respect of Taxes with any Governmental Entity and neither Trilogy nor any of its Subsidiaries has received any statement in writing from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Effective Date. There are no facts of which Trilogy or any of its Subsidiaries are aware which would constitute grounds for the assessment or reassessment of Taxes payable by Trilogy or any of its Subsidiaries for any period ending on or prior to the Effective Date, except in respect of Taxes accrued or disclosed in the Trilogy Financial Statements.

(e)

Trilogy and each of its Subsidiaries have withheld and collected all material amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(f)

No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where Trilogy and its Subsidiaries does not file Tax Returns that Trilogy and its Subsidiaries is or may be subject to Tax by that jurisdiction.

(g)

Neither Trilogy nor any of its Subsidiaries is party to or bound by any tax sharing agreement, or tax indemnity obligation in favour of any Person (other than (i) any such agreement exclusively between or among Trilogy and/or its Subsidiaries, and (ii) (A) any lease or financing Contract or (B) any other Contract (1) the primary purpose of which is not the allocation or payment of Tax liability, and (2) that was entered into in the Ordinary Course) with respect to Taxes (including any advance pricing agreement relating to Taxes with any Governmental Entity).

(h)

Neither Trilogy nor any of its Subsidiaries will be required to include in any taxable period ending after the Effective Date any taxable income attributable to income that was accrued (or cash that was received), but was not recognized, in any taxable period ending on or before the Effective Date as a result of a reserve, deduction, prepaid amount, advance payment, election, the instalment method of accounting, a change in the method of accounting, or an agreement with any Governmental Entity, excluding the impacts of deferred revenue in the Ordinary Course.

D - 13

(38)

Privacy. The Material Subsidiaries have written privacy policies which govern the collection, storage, use and disclosure of personal information (as defined in the applicable jurisdiction) and Trilogy and its Material Subsidiaries are in compliance in all material respects with such policies.

(39)

Finders’ Fees. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of Trilogy or any of its Material Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from Trilogy or any of its Material Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement or any other transaction contemplated by this Agreement.

(40)

Trilogy Board and TISP Approval. The Trilogy Board has unanimously: (i) determined that the Arrangement and this Agreement is fair to the Trilogy Unit Holders and that the Arrangement is in the best interests of Trilogy; and (ii) authorized the entering into of this Agreement and the performance by Trilogy of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations. TISP, as the sole managing member of Trilogy New Zealand, has determined that the Arrangement is fair to the TINZ Unitholders.

(41)

Prospectus Disclosure. Information and statements relating to Trilogy and its Material Subsidiaries that Trilogy has provided as of the date hereof, and information and statements relating to Trilogy and its Material Subsidiaries that Trilogy subsequently provides, to Alignvest for inclusion in the Prospectus, will be true, complete and correct in all material respects.

(42)

No Other Representations. Trilogy acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Section 5.1(3) or Schedule C of this Agreement, neither Alignvest nor any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to Alignvest.

SCHEDULE E

ALIGNVEST ACQUISITION CORPORATION (“ALIGNVEST”)
MANAGEMENT INCENTIVE PLAN (THE “PLAN”)
TERM SHEET

Capitalized terms used but not otherwise below have the meanings ascribed to them in the Arrangement Agreement between Alignvest and Trilogy International Partners LLC dated November 1, 2016

Purpose

The purpose of the Plan is to advance the interests of the Alignvest by supporting Alignvest’s compensation philosophy of providing selected officers and employees with an opportunity to promote the growth and profitability of Alignvest, to align their interests with shareholders, and earn compensation commensurate with corporate performance. In addition, Alignvest believes the Plan will directly assist in supporting its compensation philosophy by providing Participants with the opportunity to acquire Alignvest Common Shares.

Participants	Officers and employees of Alignvest and of its subsidiaries, as selected by the Alignvest Board.
Awards

Options, stock appreciation rights, deferred share units, performance share units and/or restricted share units (collectively the “Awards”), issued at or above fair market value of such securities, as determined by the Alignvest Board on the date of grant of the Awards (the “Award Date”).

Maximum Size of Plan

The size of the Plan will be, on a fully diluted basis (from time to time), up to 7.5% of the total number of issued and outstanding Alignvest Common Shares inclusive of shares to be issued pursuant to such Alignvest option and/or restricted share plan, less the following (reduced to reflect the proportion of Trilogy’s indirect ownership of 2Degrees): (i) any 2Degrees Options or similar equity instruments of 2Degrees (equal to the corresponding number of Alignvest Common Shares that may be issuable in exchange therefor pursuant to such Alignvest option and/or restricted share plan) that are outstanding at the Effective Time, or (ii) granted in the future to Persons who are (or are related to) directors, officers or employees of 2Degrees.

Vesting

Vesting to be based on the performance conditions and/or the time vesting conditions, as determined by the Alignvest Board on the Award Date, provided that in the event not such vesting conditions are specified, the default vesting shall be vesting as to 1/3 of the Award on each of the first, second and third year anniversary of the Award Date.

Expiry	For a term of up to 10 years from the Award Date, as determined by the Alignvest Board on the Award Date.

E - 1

Award Agreements	Participants will be required to enter into an Award Agreement with Alignvest with respect to the grant of their Awards, in the form appended to the Plan.
TSX, etc. Requirements

The grant of Awards, and the issuance of the underlying Alignvest Common Shares pursuant to the Plan, will be subject to compliance with all applicable laws, rules and regulations of all governmental and regulatory authorities and to the requirements of the TSX, as well as Institutional Shareholder Services and similar guidelines.

E - 2

SCHEDULE F
FORM OF TRILOGY LLC AGREEMENT

See attached

F- 1

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
AMONG
TRILOGY INTERNATIONAL PARTNERS LLC
AND ITS MEMBERS
Dated as of __________,2016

i

ii

Exhibits

Exhibit A	Joinder

Schedules

Schedule A	Members and Units
Schedule B	Redemption Rights and Other Terms and Conditions of Class C Units
Schedule C	Registration Rights Provisions

iii

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
TRILOGY INTERNATIONAL PARTNERS LLC

This Sixth Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Trilogy International Partners LLC, a Washington limited liability company (the “Company”), is effective as of , 2016 (the “Effective Date”), among the Company and the Members of the Company whose names are set forth on Schedule A hereto, and amends and restates in its entirety the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 30, 2010 (as amended, the “Prior Agreement”).

WHEREAS, this Agreement is being entered into to give effect to the transactions contemplated by the Arrangement Drag-Along Notice.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, it is hereby agreed as follows:

ARTICLE 1

DEFINED

Section 1.1     Definitions.

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

“Act” shall mean the Washington Limited Liability Company Act, RCW Ch. 25.15, as amended from time to time.

“Adjusted Capital Account” shall mean, with respect to any Member, the balance, if any, in such Member’s Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(a)     Credit to such Capital Account any amount that such Member is obligated to restore or deemed obligated to restore to the Company under Treasury Regulation Section 1.704 -l(b)(2)(ii)(c), as well as any addition thereto pursuant to the penultimate sentences of Treasury Regulation Sections 1.704 -2(g)(1) and (i)(5); and

(b)     Debit to such Capital Account the items described in Treasury Regulation Sections 1.704 -l(b)(2)(ii)(d)(4), (5) and (6).

This definition is intended to comply with the provisions of Treasury Regulation Sections 1.704 - l(b)(2)(ii)(d) and 1.704 -2, and will be interpreted consistently with those provisions.

“Adjusted Capital Account Deficit” shall mean with respect to any Member, a negative balance in such Member’s Adjusted Capital Account.

“Affected Members” has the meaning ascribed to such term in Section 8.1(c).

“Affiliate” shall mean, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, (ii) a trust the beneficiaries of which, or any corporation, limited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members and (iii) in the case of any Person who was issued Class C Units or other interests in the Company pursuant to Section 4.4 of the Prior Agreement, any entity to which such Person Transfers his or her Class C Units or such other interests, so long as all of the equity interests of such entity are directly or indirectly owned and controlled by such Person, provided that the terms of the operating agreement for such entity do not amend, modify or supersede the rights and obligations such Member had with respect to such Member’s Transferred Class C Units or such other interests or otherwise under this Agreement. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Annual Tax Distribution” has the meaning ascribed to such term in Section 9.1(b)(ii).

“Arrangement Agreement” shall mean that certain Arrangement Agreement, dated as of [__________], 2016, by and between Canadian Parent and the Company.

“Arrangement Drag-Along Notice” shall mean that certain notice, dated as of [__________], 2016, sent by SG Enterprises II, LLC and the other “Drag-Along Sellers” party thereto to all other Members under the Prior Agreement.

“Business Day” shall mean any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in British Columbia or Seattle, Washington.

“Canadian Parent” shall mean Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia.

“Canadian Parent Common Issuance” shall mean any issuance by Canadian Parent of any Canadian Parent Common Shares, including any issuance in connection with a business acquisition by the Company or any of its Subsidiaries, an equity incentive program, a dividend reinvestment plan or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for Canadian Parent Common Shares (other than pursuant to the exercise of a Redemption Right or a Canadian Parent Warrant or an issuance described in Section 4.6).

3

“Canadian Parent Common Shares” shall mean the common shares in the capital of Canadian Parent.

“Canadian Parent Offer” has the meaning ascribed to such term in Section 4.16(a).

“Canadian Parent Shares” shall mean any Canadian Parent Common Shares or any New Canadian Parent Shares.

“Canadian Parent Warrants” shall mean (i) the share purchase warrants to acquire in the aggregate up to [_____] Canadian Parent Common Shares following 30 days after the completion of Canadian Parent’s qualifying acquisition, at an exercise price of CAD$11.50 per share; and (ii) any other share purchase warrants, options or other rights to acquire Canadian Parent Shares issued by Canadian Parent in accordance with Article 4 of this Agreement.

“Candidate” has the meaning ascribed to such term in Section 14.6.

“Capital Account” shall mean the capital account determined and maintained for each Member pursuant to Section 7.2(a).

“Capital Contribution” shall mean any contribution to the capital of the Company in cash or property (the value of which shall be the Fair Market Value thereof) by a Member whenever made.

“Cash Amount” in respect of a Class C Unit, means a cash amount (denominated in U.S. dollars) equal to the Current Market Price of a Canadian Parent Common Share on the last Business Day prior to the applicable Redemption Date.

“Cash Equivalent Investment” shall mean any (a) evidence of indebtedness, maturing not more than one year after the date of issuance, issued or guaranteed by the United States or Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States or Canada), (b) U.S. or Canadian dollar denominated commercial paper (including asset-backed commercial paper) rated at least A-1 by Standard & Poor’s Ratings Services (“S&P”) or P 1 by Moody’s Investors Service, Inc. (“Moody’s”), which is issued by a corporation (other than an Affiliate of Canadian Parent or the Company), (c) any certificate of deposit or bankers’ acceptance or time deposit, maturing not more than one year after such time, or other bank deposit account, which is issued by a commercial banking institution that (i) is a member of the Federal Reserve System or a Schedule I Canadian Chartered Bank; (ii) has a combined capital and surplus and undivided profits of not less than $1,000,000,000; and (iii) has a credit rating at least A-1 by S&P or P 1 by Moody’s, or (d) investment in money market mutual funds rated at least AAA by S&P or aaa by Moody’s.

“Certificate of Formation” shall mean the Certificate of Formation of the Company, which was filed with the Secretary of State of the State of Washington on November 21, 2005.

“Change of Control” shall mean (a) with respect to any Member (other than Canadian Parent) (an “Original Person”) (i) the acquisition by any other Person, directly or indirectly, of voting or equity securities of such Original Person in one or more transactions or series of transactions, including by merger, and after such transaction or transactions such other Person beneficially owns, directly or indirectly, 50% or more of the voting or equity securities of such Original Person, or (ii) such Original Person sells all or substantially all of its assets to any other Person or participates in a plan of liquidation, wind-up, dissolution or similar event in connection with a bankruptcy or insolvency proceeding and (b) with respect to Canadian Parent, the acquisition by any other Person, directly or indirectly, of 100% of the voting and equity securities of Canadian Parent (including any equity securities of Canadian Parent issuable upon the redemption of outstanding Class C Units, but excluding the special voting share of the Canadian Parent created in connection with the Arrangement Agreement) in one or more transactions or series of transactions, whether by merger, acquisition, amalgamation, take- over bid, arrangement, compulsory acquisition, reverse compulsory acquisition or other similar transaction; provided that (x) the acquirer in such Change of Control of Canadian Parent is a bona fide third party, (y) the transaction giving rise to such Change of Control is not for the primary purpose of causing the redemption of the Class C Units (it being understood and agreed that a transaction for the purpose of the acquirer in such Change of Control of Canadian Parent to acquire all of the voting and equity securities of Canadian Parent (including any equity securities of Canadian Parent issuable upon the redemption of outstanding Class C Units, but excluding the special voting share of the Canadian Parent created in connection with the Arrangement Agreement) not held by such acquirer shall not be deemed to be prohibited by this clause (y)), and (z) the consideration payable to each holder of Canadian Parent Common Shares (for clarity, such holders shall include the holders of the Class C Units upon the redemption of such Class C Units) in such Change of Control is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each such holder to pay all tax liabilities arising under, or related to, such Change of Control (assuming that for purposes of the foregoing, the consideration payable to each such holder would be taxable at the Effective Tax Rate).

“Claim” has the meaning ascribed to such term in Section 6.3(a).

“Class A Units” shall mean a Member’s Class A limited liability company interest in the Company which represents a Member’s right to vote in accordance with the provisions of this Agreement and the Act. For the avoidance of doubt, a Member’s Class A Units shall not entitle such Member to any interest in any share of Net Profits, Net Losses or other items of Company income, gain, loss or deduction or a right to receive distributions of the Company’s assets.

“Class B Units” shall mean a Member’s Class B limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C Units” shall mean, collectively, Class C-1 Units, Class C-2 Units, and Class C-3 Units.

“Class C-1 Units” shall mean a Member’s Class C-1 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C-2 Units” shall mean a Member’s Class C-2 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C-3 Units” shall mean a Member’s Class C-3 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor act thereto, and, to the extent applicable, any Treasury Regulations promulgated thereunder.

“Company” has the meaning set forth in the preamble.

“Company Minimum Gain” has the same meaning as the term “partnership minimum gain” in Treasury Regulation Sections 1.704 -2(b)(2) and 1.704 -2(d).

“Company Securities” shall mean (i) the Units and (ii) any securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Units or any other limited liability company interest or equity security issued by the Company in accordance with the terms hereof.

“Company Warrants” shall mean any warrants, options or other rights to acquire Class B Units or New Company Units, as applicable, issued by the Company to Canadian Parent in accordance with this Agreement.

“Current Market Price” shall mean, in respect of a Canadian Parent Share on any date, the weighted average trading price of the Canadian Parent Shares on the Toronto Stock Exchange during a period of 20 consecutive trading days through the last trading day before such date (and in respect of U.S. dollar determinations, the U.S. Dollar Equivalent thereof), or if the Canadian Parent Shares are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Canadian Parent Shares are listed or quoted, as may be selected by the Managing Member for such purpose, or if the Canadian Parent Shares are not then listed or quoted on the Toronto Stock Exchange or on any other stock exchange or automated quotation system, then the Current Market Price of a Canadian Parent Share shall be determined by the Managing Member in good faith, and provided, further, that any such selection, opinion or determination by the Managing Member shall be conclusive and binding.

6

“Drag-Along Members” has the meaning ascribed to such term in Section 11.3(a).

“Drag-Along Notice” has the meaning ascribed to such term in Section 11.3(a).

“Drag-Along Sellers” has the meaning ascribed to such term in Section 11.3(a).

“Effective Date” has the meaning ascribed to such term in the preamble.

“Effective Tax Rate” shall mean 40 percent, except that in the event that applicable tax rates for any taxable year differ from the tax rates in effect as of the Effective Date, the Tax Matters Partner shall in good faith make appropriate adjustments to the Effective Tax Rate.

“Effective Time” has the meaning ascribed to such term in the Arrangement Agreement.

“Equivalency Voting Event” shall mean any matter in respect of which applicable Law provides holders of Class C Units with a vote as holders of Units of the Company in order to approve or disapprove, as applicable, any change to, or any change in the rights of the holders of, the Class C Units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Class C Units and the Canadian Parent Common Shares.

“Estimated Tax Distribution” shall mean for any Estimated Tax Distribution Date the remainder of (i) the Effective Tax Rate multiplied by the product of (a) the number of Taxable Quarters during the fiscal year which will have elapsed as of the end of the last Business Day of the preceding Taxable Quarter and (b) 25 percent of the amount of taxable income of the Company as determined in accordance with Article 8 for such fiscal year, as estimated by the Tax Matters Partner in good faith as of the end of such Taxable Quarter, minus (ii) the cumulative Estimated Tax Distributions made pursuant to Section 9.1(b)(i) for each prior Taxable Quarter during such fiscal year.

“Estimated Tax Distribution Date” shall mean for any fiscal year April 10, June 10 and September 10 of such fiscal year and January 10 of the following fiscal year.

“Fair Market Value” shall mean, with respect to any asset, as of the date of determination, the cash price at which a willing seller would sell and a willing buyer would buy such asset in a transaction negotiated at arm’s length by unaffiliated third parties, each being apprised of and considering all relevant facts, circumstances and factors, and neither acting under compulsion or time constraints, as determined by the Managing Member in good faith unless otherwise provided herein.

“Governmental Authority” shall mean any federal, provincial, state, regional, county, city, municipal or local government, whether foreign or domestic, or any department, agency, court, bureau or other administrative or regulatory body obtaining authority from any of the foregoing, or any stock exchange or similar marketplace.

7

“Immediate Family Member” shall mean, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person.

“Indemnified Persons” has the meaning ascribed to such term in Section 6.3(a) .

“Indenture” shall mean that certain Indenture, dated as of May 6, 2016, pursuant to which the Company issued $450,000,000 in aggregate principal amount of its 13.375% senior secured notes due 2019, as amended, restated, modified, supplemented or superseded from time to time.

“Independent Directors” shall mean those members of the board of directors of the Managing Member who are not employees, officers, managers or partners of the Managing Member or any of its Affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Managing Member by the board of directors of the Managing Member.

“IRS” has the meaning set forth in Section 10.5(a) .

“Joinder” shall mean a joinder in substantially the form of Exhibit A hereto.

“Law” shall mean any statute, law, ordinance, regulation, judgment, decree, injunction, ruling, order, rule, stipulation or determination issued, promulgated or entered by or with any Governmental Authority.

“License” shall mean a license, permit, certificate of authority, waiver, approval, certificate of public convenience and necessity, registration or other authorization consent or clearance, in each case issued or granted by a Governmental Authority.

“Lien” shall mean any mortgage, pledge, hypothecation, claim, assessment, security interest, lease, sublease, license, lien, conditional sale contract, title retention contract, adverse claim or interest, easement, encroachment, title defect, voting trust agreement (other than that in respect of the special voting share of the Canadian Parent being created in connection with the Arrangement Agreement), option, charge, right of first refusal or other encumbrance or restriction of any kind or rights of others, or other contract to grant any of the foregoing.

“Lock-Up Period” shall mean, (i) with respect to Class C-1 Units, a period of 24 months from the Effective Time, (ii) with respect to Class C-2 Units, a period of 12 months from the Effective Time, and (iii) with respect to Class C-3 Units, a period of 180 days from the Effective Time.

“Managing Member” has the meaning ascribed to such term in Section 5.1(a) ..

“Member” shall mean each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter become a Member. “Member” also includes a Person who executed the original Limited Liability Company Agreement of the Company, dated as of November 21, 2005, and any amendment or restatement thereof (including but not limited to the Prior Agreement) or a Joinder thereto, and is still a Member at the appropriate time.

“Member Minimum Gain” has the same meaning as the term “partner nonrecourse debt minimum gain” in Treasury Regulation Section 1.704 -2(i).

“Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Treasury Regulation Sections 1.704 -2(i)(1) and (2). The amount of Member Nonrecourse Deductions for a Company fiscal year shall be determined in accordance with Treasury Regulation Section 1.704 -2(i)(2).

“National Securities Exchange” shall mean (a) an exchange registered with the SEC under Section 6(a) of the Securities Exchange Act, the Toronto Stock Exchange, the Aequitas NEO Exchange, or the Canadian Stock Exchange, or any successor thereto, and (b) any other securities exchange (whether or not registered with the SEC under Section 6(a) of the Securities Exchange Act) that the Managing Member in its sole discretion shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Profits” and “Net Losses” has the meaning ascribed to those terms in Section 8.5(a) .

“New Canadian Parent Shares” has the meaning ascribed to such term in Section 4.5(c) .

“New Company Units” has the meaning ascribed to such term in Section 4.5(c) .

“New Partnership Audit Provisions” has the meaning ascribed to such term in Section 10.5(c)(i) .

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Section 1.704 -2(b)(1). The amount of Nonrecourse Deductions for a Company fiscal year shall be determined pursuant to Treasury Regulation Section 1.704 -2(c).

“Notional Distribution Amount” has the meaning ascribed to such term in Section 11.3(b) .

“Official” has the meaning ascribed to such term in Section 14.6.

“OIO Approval” shall mean, with respect to Canadian Parent’s ownership interest in the Company (as the same may change from time to time), the consents required therefor from the applicable Governmental Authority in New Zealand under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005.

“Party Official” has the meaning ascribed to such term in Section 14.6.

“PEP V” shall mean Providence Equity Partners V L.P., a Delaware limited partnership, and its successors and assigns.

“PEP VA” shall mean Providence Equity Partners V-A L.P., a Delaware limited partnership, and its successors and assigns.

“Percentage Interest” of any Person, at any date of determination, shall mean a fraction, expressed as a percentage, (a) the numerator of which is the aggregate number of outstanding Class B Units, Class C Units and, as applicable, any other Company Securities that the Managing Member, with the prior approval of a majority of the Independent Directors, determines in good faith entitles the holder thereof to a share of the Company’s Net Profits, Net Losses and other items of Company income, gain, loss or deduction and the right to receive distributions of the Company’s assets, owned by such Person and (b) the denominator of which is the aggregate number of outstanding Class B Units, Class C Units and, as applicable, any other Company Securities that the Managing Member, with the prior approval of a majority of the Independent Directors, determines in good faith entitles the holder thereof to a share of the Company’s Net Profits, Net Losses and other items of Company income, gain, loss or deduction and the right to receive distributions of the Company’s assets, owned by all Members (including such Person). The combined Percentage Interest of all Members shall at all times equal 100%. For the avoidance of doubt, all Class B Units and Class C Units held by any Person shall be taken into account, whereas any Class A Units held by any Person shall not be taken into account, in determining such Person’s Percentage Interest.

“Person” shall mean any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Authority, or other entity.

“Political Party” has the meaning ascribed to such term in Section 14.6.

“Prior Agreement” has the meaning ascribed to such term in the preamble.

“Proposed Transfer Notice” has the meaning ascribed to such term in Section 11.1(b) .

“Providence” shall mean PEP V and PEP VA.

“Redemption Date” has the meaning ascribed to such term in Section 2.1(b) of Schedule B.

“Redemption Notice” shall mean the notice in the form of Exhibit A to Schedule B or in such other form as may be acceptable to the Company.

1

“Redemption Right” has the meaning ascribed to such term in Section 2.1(a) of Schedule B.

“Redemption Share” shall mean, with respect to each Class C Unit, one Canadian Parent Common Share.

“Regulatory Allocations” has the meaning ascribed to such term in Section 8.3(a) .

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” with respect to any Person (the “Parent”) shall mean any Person of which such Parent, at the time in respect of which such term is used, (a) owns directly or indirectly more than 50% of the equity or beneficial interests, or (b) owns directly or indirectly, or controls with the power to vote, through one or more Subsidiaries shares of capital stock or beneficial interest having the power to cast at least a majority of the votes entitled to be cast for the election of directors, trustees, managers or other officials having powers analogous to those of directors of a corporation.

“Subject Units” has the meaning set forth in Section 2.1(b) of Schedule B.

“Tax Matters Class C Representative” has the meaning set forth in Section 10.5(b)(i) .

“Tax Matters Partner” has the meaning set forth in Section 10.5(a) .

“Taxable Quarter” means, in any fiscal year, any of the following periods: (i) January 1 to March 31, (ii) April 1 to May 31, (iii) June 1 to August 31, and (iv) September 1 to December 31.

“Third Party” shall mean any Person other than a Member or its Affiliates.

“TINZ” has the meaning ascribed to such term in Section 8.5(b) .

“Transfer” shall mean any direct or indirect sale, conveyance, transfer, assignment, pledge, encumbrance, hypothecation or other grant of any security interest in or Lien on, or any other disposition, by operation of Law or otherwise, of any Company Security or any agreement to do any of the foregoing. With respect to any Member, the term “Transfer” shall include Transfers as a result of a Change of Control of such Member.

“Treasury Regulations” shall mean the U.S. federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such Treasury Regulations may be amended from time to time (it being understood that all references herein to specific sections of the Treasury Regulations shall be deemed also to refer to any corresponding provisions of succeeding Treasury Regulations).

“Units” shall mean, collectively, the Class A Units, the Class B Units, the Class C Units, any New Company Units and any other limited liability company interests or equity security issued by the Company in accordance with the terms of this Agreement.

“Units Offer” has the meaning ascribed to such term in Section 4.16(b) .

“U.S. Dollar Equivalent” shall mean, in respect of an amount expressed in a currency other than United States dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying: (a) the Foreign Currency Amount, by (b) the average noon spot exchange rate, during a period of 20 consecutive trading days through the last trading day before such date, for such foreign currency expressed in U.S. dollars as reported by the Federal Reserve Bank of New York. In the event the Federal Reserve Bank of New York exchange rate is not available in respect of such period, such average spot exchange rate for such period shall be determined by a majority of the Independent Directors in their reasonable judgment exercised in good faith.

“U.S. Holdings” shall mean [__________], a Delaware limited liability company and a wholly-owned subsidiary of Canadian Parent.

“Voting Trust Agreement” shall mean that certain Voting Trust Agreement, dated as of [__________], 2016, between Canadian Parent, the Company and [_____], as the voting trustee, as amended from time to time.

“WWIB LLC” has the meaning ascribed to such term in Section 8.5(b) .

Section 1.2     Construction.

As all parties hereto have participated in the drafting of this Agreement, any ambiguity shall not be construed against any party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to,” (c) references to “hereof,” “hereunder” or “herein” or words of similar import relate to this Agreement, (d) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be an Article, Section, Schedule or Exhibit of this Agreement unless otherwise indicated, and (e) the terms defined hereunder shall have the meanings therein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. The section and article headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number and any other gender as the context of this Agreement requires.

ARTICLE 2

FORMATION AND TERM

Section 2.1     Name.

The name of the Company is Trilogy International Partners LLC.

Section 2.2     Principal Place of Business.

The principal place of business of the Company shall be 155 – 108th Avenue N.E., Suite 400, Bellevue, Washington 98004. The Company may locate its place of business at any other place or places as the Managing Member may from time to time deem advisable. The Managing Member shall notify the other Members of any such change in the principal place of business of the Company.

Section 2.3     Registered Office and Agent.

The Company’s registered agent and the address of its registered office in the State of Washington are SEL, Inc., 800 Fifth Avenue, Suite 4000, Seattle, Washington 98104. The registered office and registered agent may be changed by the Managing Member from time to time by filing an amendment to the Certificate of Formation.

Section 2.4     Term.

The term of the Company shall be perpetual, as set forth in the Certificate of Formation, unless the Company is earlier dissolved in accordance with either Article 12 or the Act.

ARTICLE 3

PURPOSE

Section 3.1     Purpose.

The Company has been formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. Subject to the terms, conditions and limitations set forth in this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in this Article 3.

ARTICLE 4

MEMBERS AND UNITS

Section 4.1     Members.

The names, addresses, number and class of Units, the Percentage Interests, the Capital Contributions and the Capital Accounts of the Members shall be maintained by the Company at its principal office.

Section 4.2     Units.

(a)     Subject to the terms of this Agreement, the interests in the Company of the Members are divided into and represented, as of the Effective Date, by an unlimited number of each of three classes of Units as follows: (i) interests of Canadian Parent and the Managing Member, which are represented by Class A Units and Class B Units; and (ii) interests of the other Members, which are represented by three series of Class C Units as follows (A) Class C-1 Unit, (B) Class C-2 Unit, and (C) Class C-3 Unit, in each case, as set forth on Schedule A. Each series of Class C Unit shall entitle the holder thereof to the same rights and obligations hereunder except with respect to the Lock-Up Period applicable to such series of Class C Unit.

(b)     As of the Effective Date, the Company hereby issues to (i) U.S. Holdings the number of Class A Units as set forth opposite its name on Schedule A, (ii) Canadian Parent the number of Class B Units as set forth opposite its name on Schedule A, and (iii) each other Member the number of Class C Units as set forth opposite such Member’s name on Schedule A, in consideration of the Transfer by such Member of the Company units owned by it immediately prior to the Effective Date, in accordance with the Arrangement Drag-Along Notice. In addition, as of the Effective Date, the Company has issued to Canadian Parent Company Warrants convertible into a number of Class B Units equal to the number of Canadian Parent Common Shares into which the Canadian Parent Warrants outstanding as of the Effective Date are convertible pursuant to the Warrant to Purchase Class B Units, dated as of the Effective Date, between the Company and Canadian Parent. Except in accordance with this Agreement, no other Units or other Company Securities shall be issued.

(c)     Ownership and Transfers of Units shall be registered on the books (Unit transfer ledger) of the Company and no certificates shall be issued with respect to the Units.

Section 4.3     Voting.

(a)     Except as expressly set forth in this Agreement, only Members holding Class A Units shall have any voting rights hereunder.

ARTICLE 4

MEMBERS AND UNITS

(b)    On all matters upon which any or all of the Members are entitled to vote pursuant to the terms of this Agreement or applicable Law, every holder of a Unit that entitles such holder to vote on such matter shall be entitled to one (1) vote in person or by proxy for each such Unit standing in its name on the transfer books of the Company. The vote of holders of a majority of the Units entitled to be voted on a particular matter will be sufficient to approve the matter, unless a higher approval threshold or a vote of holders of a particular class of Units is specifically provided for in this Agreement with respect to such particular matter. This Section 4.3(b) is intended to reduce the required voting thresholds provided for in Sections 121(2) and 441 of the Act.

(c)     Any action of any Members pursuant to this Agreement or the Act required or permitted to be taken at a meeting of Members may be taken without a meeting by written consent signed by such Members that would be required in order to take the same action at a meeting of the Members at which all Members were present. When written action by consent is taken by less than all Members, the Company will promptly notify all Members of the consent’s text and effective date. Failure to provide such notice does not invalidate the written consent.

Section 4.4     Redemption Rights and Other Terms and Conditions of Class C Units.

Each Class C Unit (and only each Class C Unit) will have, in addition to the rights and preferences set forth elsewhere in this Agreement, the redemption rights and other terms and conditions set forth in Schedule B hereto.

Section 4.5     Issuances and Redemptions of Units and Convertible Securities; Shareholder Rights Plans.

(a)     Except as expressly provided in this Section 4.5, the Company shall not, and the Managing Member shall not permit the Company to, issue additional Units or other Company Securities.

(b)     Upon any Canadian Parent Common Issuance, Canadian Parent shall subscribe for additional Class B Units by making a payment to the Company in an amount equal to the proceeds, if any, of such issuance (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company). Upon receipt of and in consideration of any such payment, the Company shall issue to Canadian Parent a number of additional Class B Units equal to the number of Canadian Parent Common Shares issued in the applicable Canadian Parent Common Issuance.

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(c)     If a new class of equity securities (for greater certainty, other than the special voting share of the Canadian Parent being created in connection with the Arrangement Agreement) of Canadian Parent is created and issued by Canadian Parent (“New Canadian Parent Shares”), the Managing Member shall (either immediately before or after such issuance): (i) cause the Company to create a corresponding new class of Units (“New Company Units”) that has corresponding distribution rights to such New Canadian Parent Shares, (ii) cause the Company to issue to Canadian Parent a number of New Company Units equal to the number of New Canadian Parent Shares so issued in consideration of a Capital Contribution by Canadian Parent to the Company with the proceeds from the issuance of such New Canadian Parent Shares (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company), and (iii) effect such amendments to this Agreement as are necessary in order to provide that the distributions and allocations in respect of the New Company Units to Canadian Parent pursuant to this Agreement are made on terms that allow Canadian Parent to fund distributions on such New Canadian Parent Shares in accordance with their terms and such other amendments as are necessary such that the rights and preferences of the capital of Canadian Parent in the Company continue to correspond with the rights and preferences of the outstanding capital of Canadian Parent.

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(d)     Upon the issuance by Canadian Parent of any Canadian Parent Warrants (excluding warrants referred to in clause (i) of the definition of Canadian Parent Warrants), Canadian Parent shall subscribe for additional Company Warrants by making a payment to the Company in an amount, if any, equal to the proceeds of such issuance (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company). Upon receipt of and in consideration of any such payment, the Company shall issue to Canadian Parent additional Company Warrants convertible into a number of Class B Units or New Company Units, as applicable, equal to the number of Canadian Parent Common Shares or New Canadian Parent Shares, as applicable, into which such newly issued Canadian Parent Warrants are convertible.

(e)     Upon the issuance by Canadian Parent of any Canadian Parent Common Shares or New Canadian Parent Shares upon the exercise of any Canadian Parent Warrants, Canadian Parent (i) shall automatically be deemed to have exercised the number of Company Warrants that are exercisable for a number of additional Class B Units or New Company Units, as applicable, equal to the number of Canadian Parent Common Shares or New Canadian Parent Shares so issued (ii) and in connection with such deemed exercise, shall pay to the Company an amount equal to the amount, if any, received by the Company from the holder of such Canadian Parent Warrants upon the exercise thereof. Upon receipt of and in consideration of any such payment, the Company shall issue to Canadian Parent the applicable number of additional Class B Units or New Company Units, as applicable, for such exercised Company Warrants in accordance with the terms thereof.

(f)     Upon the redemption of any Class C Units pursuant to the exercise of a Redemption Right, as of the effective date of such redemption, Canadian Parent shall cause any Redemption Share issued in connection with the redemption to be delivered to the holder exercising the Redemption Right and the redeemed Class C Unit shall thereupon be cancelled and shall cease to exist. Upon the redemption of any Class C Units for the Cash Amount pursuant to the exercise of a Redemption Right, as of the effective date of such redemption, each such Class C Unit automatically shall be deemed cancelled concurrently with such payment, without any action on the part of any Person, including Canadian Parent, the Managing Member or the Company. Notwithstanding any other provision of this Agreement, as a condition to the exercise of a Redemption Right by a holder of Class C Units, such holder shall upon request confirm to Canadian Parent and the Company his, her or its status as an accredited investor under U.S. securities laws and shall comply with all other requirements applicable to the issuance or transfer of Redemption Shares on a basis exempt from registration pursuant to Regulation D thereunder or another applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws matters being relied upon by Canadian Parent and/or the Company.

(g)     Subject to Section 4.6, if Canadian Parent proposes to redeem, repurchase or otherwise acquire any Canadian Parent Shares (or Canadian Parent Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) for cash, the Company shall, immediately prior to, and contingent upon, such redemption, repurchase or acquisition, redeem a number of Class B Units or New Company Units (or Company Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Class B Units or New Company Units), as applicable, equal to the number of Canadian Parent Shares (or Canadian Parent Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) to be redeemed, repurchased or acquired in consideration of a payment by the Company to Canadian Parent equal to the cash amount required for Canadian Parent to fund such redemption, repurchase or acquisition, as the case may be.

(h)     If Canadian Parent adopts a shareholder rights plan or similar plan pursuant to which holders of Canadian Parent Common Shares would receive with respect to their Canadian Parent Common Shares any securities, purchase rights, acquisition rights or similar rights to acquire additional Canadian Parent Common Shares or any other equity or debt securities of Canadian Parent upon the occurrence of specified events or transactions, Canadian Parent shall cause the Company to, and the Company shall, adopt an equivalent rights plan or similar plan that would (i) provide holders of Class B Units and Class C Units, respectively, economically equivalent securities, purchase rights, acquisition rights or similar rights, respectively, to acquire additional Class B Units, Class C Units or equity or debt securities of the Company, as the case may be, that are economically equivalent to the applicable equity or debt securities of Canadian Parent, and (ii) require the Canadian Parent to issue to such holders of Class C Units redemption rights that would permit such holders of Class C Units to redeem such additional Class C Units or equity or debt securities for an equivalent number of Canadian Parent Common Shares or other equity or debt securities of Canadian Parent, as applicable.

Section 4.6     Reciprocal Changes

(a)     So long as any Class C Units are outstanding, Canadian Parent will not:

(i)     issue or distribute Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) to holders of all or substantially all outstanding Canadian Parent Common Shares by way of stock dividend or other distribution, other than an issue of Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) to holders of Canadian Parent Common Shares who exercise an option to receive dividends in Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) in lieu of receiving its portion of any cash dividend to be made by Canadian Parent to all of its shareholders in accordance herewith; or

(ii)    issue or distribute rights, options or warrants to the holders of all or substantially all outstanding Canadian Parent Common Shares entitling them to subscribe for or to purchase Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares); or

(iii)   issue or distribute to the holders of all or substantially all outstanding Canadian Parent Common Shares (A) evidences of indebtedness of Canadian Parent or (B) cash or other assets of Canadian Parent, unless, in each case, rights, options, securities, warrants, shares, evidences of indebtedness, amounts of cash or other assets are issued or distributed on an equitably equivalent basis (per Class C Unit) simultaneously to all holders of the Class C Units; provided that, for greater certainty, the above restrictions shall not apply (A) to dividends or distributions on Canadian Parent Common Shares where an equal distribution is made on each Class C Unit in accordance with Section 9.1(a), (B) to any securities issued or distributed by Canadian Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement, or (C) to payments made to Canadian Parent pursuant to Section 9.1(c) .

(b)     So long as any Class C Units are outstanding, Canadian Parent will not:

(i)     subdivide, redivide or change the then outstanding Canadian Parent Common Shares into a greater number of Canadian Parent Common Shares; or

(ii)    reduce, combine, consolidate or change the then outstanding Canadian Parent Common Shares into a lesser number of Canadian Parent Common Shares; or

(iii)   reclassify or otherwise change Canadian Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares (other than an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares where such Canadian Parent Common Shares are used as consideration in an acquisition by the Company or any Subsidiary of the Company),

unless, in each case, the same or an equitably equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class C Units.

(c)     Canadian Parent and the Managing Member will ensure that the record date for any event referred to in Section 4.6(a) or (b) hereof or if no record date is applicable for such event the effective date for any such event), as well as the payment or effective date thereof, will be the same with respect to both the Class C Units and the Canadian Parent Common Shares, and that such record date or effective date is not less than five Business Days after the date on which such event is declared or announced by Canadian Parent (with contemporaneous notification thereof by Canadian Parent to the Company).

(d)     The Managing Member with the approval of a majority of the Independent Directors shall determine, in good faith, and if desired by the Managing Member with assistance of such reputable and qualified independent financial advisors and/or other experts as the Managing Member may require, equitable equivalence for the purposes of any event referred to in Section 4.6(a) or (b) hereof, and each such determination shall be conclusive and binding on the Members. In making each such determination, the following factors shall, without excluding other factors determined by the Managing Member to be relevant, be considered by the Managing Member:

(i)     in the case of any stock dividend or other distribution payable in any Canadian Parent Common Shares, the number of such shares issued in proportion to the number of Canadian Parent Common Shares previously outstanding;

(ii)    in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase any Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire any Canadian Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of such Canadian Parent Common Shares;

(iii)   in the case of the issuance or distribution of any other form of property (including without limitation any rights, options or warrants other than those referred to in Section 4.6(d)(ii) hereof, any evidences of indebtedness of Canadian Parent or any cash or other assets of Canadian Parent), the relationship between the Fair Market Value (as determined by the Managing Member in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Canadian Parent Common Share and the Current Market Price of such Canadian Parent Common Share; and

(iv)    in the case of any subdivision, redivision or change of the then- outstanding Canadian Parent Common Shares into a greater number of Canadian Parent Common Shares or the reduction, combination, consolidation or change of the then-outstanding Canadian Parent Common Shares into a lesser number of Canadian Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares, the effect thereof upon the then outstanding Canadian Parent Common Shares (other than an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares where such Canadian Parent Common Shares are used as consideration in an acquisition by the Company or any Subsidiary of the Company).

(e)     The Company agrees that, to the extent required, upon due notice from Canadian Parent, the Company will use its reasonable best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate distributions are paid or other distributions are made by the Company, or subdivisions, redivisions or changes are made to the Class C Units, in order to implement the required equitable equivalence with respect to distributions on any Canadian Parent Common Shares and Class C Units as provided for in this Section 4.6.

(f)     The Company shall not effect any subdivision or combination of Units, by reverse split, reclassification, recapitalization or otherwise, other than in accordance with this Section 4.6.

(g)     No actions in respect of the Class C Units contemplated or permitted pursuant to Section 4.5 or Section 4.6 shall be made without the corresponding action contemplated or permitted pursuant to in Section 4.5 or Section 4.6, as applicable, having been made in respect of Canadian Parent Common Shares.

(h)     Notwithstanding anything in this Agreement to the contrary, Canadian Parent shall not take any action that would require an equitably equivalent action with respect to Class C Units to be taken pursuant to Section 4.5 or this Section 4.6, if such equitable equivalent action would result in a violation of, or constitute a default under, the Indenture, as determined by the Managing Member in consultation with the Independent Directors, without the approval of the Canadian Parent board of directors.

Section 4.7     Other Restrictions on Activities of Canadian Parent, U.S. Holdings and Canadian Parent’s Other Subsidiaries.

Without limiting the generality of any other provisions hereof, except as expressly provided in Section 4.5 or Section 4.6, so long as any Class C Units are outstanding, neither Canadian Parent nor U.S. Holdings shall take any of the following actions, except through the Company or its Subsidiaries:

(a)     Redeem, repurchase, otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any equity interests, rights to acquire any equity interests or other securities issued by Canadian Parent except in accordance with Section 4.5(g) .

(b)     Incur any indebtedness for borrowed money or other obligations or liabilities, except with respect to indebtedness for borrowed money, whether on a secured or unsecured basis, the proceeds of which are used to make a loan to the Company on terms substantially identical to the terms of such indebtedness for borrowed money, or guarantees of indebtedness for borrowed money incurred by the Company or any of its Subsidiaries, whether on a secured or unsecured basis.

(c)     Use the proceeds of any issuance of any Canadian Parent Shares other than in accordance with Section 4.5 or any other applicable provision of this Agreement.

(d)     Acquire, purchase or buy any assets, except as otherwise permitted pursuant to this Section 4.7.

(e)     Create any Subsidiaries.

(f)     Make any loans, advances or payments to, or investments in, any Third Party; provided that nothing in this clause (f) will prohibit either Canadian Parent or U.S. Holdings from (i) making any payments in respect of tax liabilities or other liabilities or obligations in respect of which it is entitled to receive a payment from the Company in accordance with Section 9.1(c), or (ii) making Cash Equivalent Investments in accordance with its ordinary course cash management practices.

(g)     In the case of Canadian Parent, sell, transfer or otherwise dispose of any equity interests in U.S. Holdings, or cause U.S. Holdings to issue any additional equity interests or securities exchangeable for or convertible into equity interests of U.S. Holdings.

(h)     Engage in any trade or business, other than (i) ownership of Units of the Company and, in the case of Canadian Parent, the equity interests of U.S. Holdings, and activities incidental thereto, (ii) activities incidental to the maintenance of its corporate existence (including as a public company, where applicable), and (iii) the performance of any obligations not prohibited from being incurred hereunder, which shall include, in the case of U.S. Holdings, obligations in respect of the management of the business and affairs of the Company.

Notwithstanding the foregoing, nothing in this Section 4.7 shall restrict or otherwise prohibit Canadian Parent or U.S. Holdings from taking any action or incurring any obligations or liabilities (i) incidental to (A) the operation of the business of Canadian Parent, U.S. Holdings or the Company, (B) its ownership of Class A Units and/or Class B Units, or (C) the maintenance of Canadian Parent’s status as a public company, or (ii) as otherwise required by applicable Laws.

Section 4.8     Segregation of Funds.

The Managing Member will cause the Company to deposit a sufficient amount of funds in a separate account of the Company and segregate a sufficient amount of such other assets and property as is necessary to enable the Company to pay distributions and other amounts when due under Section 9.1 and to pay or otherwise satisfy its obligations under Article 2 of Schedule B hereto, as applicable.

Section 4.9     Reservation of Canadian Parent Common Shares.

Canadian Parent hereby represents, warrants and covenants in favor of the Company that Canadian Parent has reserved for issuance and will, at all times while any Class C Units are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued share capital at least such number of Canadian Parent Common Shares (or other shares or securities into which Canadian Parent Common Shares may be reclassified or changed as contemplated by Section 4.5) without duplication (a) as is equal to the sum of (i) the number of Class C Units issued and outstanding from time to time and (ii) the number of Class C Units issuable upon the exercise of all rights to acquire Class C Units outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Canadian Parent to meet its obligations under any other security or commitment pursuant to which Canadian Parent may now or hereafter be required to issue Canadian Parent Common Shares, and to enable and permit the Company to meet its obligations hereunder.

Section 4.10     Notification of Certain Events.

In order to assist Canadian Parent in complying with its obligations hereunder, the Company will notify Canadian Parent of the following: (a) the receipt by the Company of a Redemption Notice, immediately upon the receipt thereof; or (b) any mandatory redemption in accordance with Article 2 of Schedule B hereto, at least five (5) Business Days prior to the date on which the Company gives written notice to holders of Class C Units thereof.

Section 4.11     Delivery of Canadian Parent Common Shares to the Company.

Upon any event that requires Canadian Parent Common Shares to be delivered (by book-entry or otherwise) to any holder of Class C Units, Canadian Parent shall forthwith issue and deliver or cause to be delivered the requisite number of Canadian Parent Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered Class C Units. All such Canadian Parent Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any Lien. In consideration of the issuance and delivery of each such Canadian Parent Common Share, Canadian Parent shall be deemed to have subscribed for a Class B Unit as provided in Section 4.5(f) .

Section 4.12     Qualification of Canadian Parent Common Shares.

If any Canadian Parent Common Shares (or other shares or securities into which Canadian Parent Common Shares may be reclassified or changed as contemplated by Section 4.6) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other Canadian or United States legal requirement before such shares (or such other shares or securities) may be issued and delivered by Canadian Parent to the holder of surrendered Class C Units or in order that such shares (or such other shares or securities) may be freely traded thereafter (including on any National Securities Exchange on which Canadian Parent Common Shares may then be listed and with respect to any restrictions on transfer or an amount of Canadian Parent Common Shares which may be transferred by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Canadian Parent for purposes of United States federal or state securities law, but excluding ordinary course blackout provisions or other restricted trading periods pursuant to Canadian Parent’s customary insider trading policies),

Canadian Parent will in good faith use its reasonable best efforts to expeditiously take all such actions and do all such things, including, without limitation, filing, and using its reasonable best efforts to cause and maintain the effectiveness of, one or more resale registration statements under the Securities Act covering the disposition of Canadian Parent Common Shares issued to Affiliates of Canadian Parent or issuable to the holders of surrendered Class C Units (which registration statement(s) shall be pursuant to the Multijurisdictional Disclosure System or on a Form S-1 or S-3 (or such other form that is then available) as necessary to achieve resale registration under United States securities laws of such shares under the then circumstances or anticipated circumstances of Canadian Parent), as are necessary or desirable to cause such Canadian Parent Common Shares (or such other shares or securities) to be and remain duly registered, qualified or approved and to be freely tradeable without volume limits under United States and/or Canadian law, as the case may be, including, without limitation, in accordance with Schedule C, and Canadian Parent will in good faith use its reasonable best efforts to expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Canadian Parent Common Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Canadian Parent Common Shares (or such other shares or securities) have been listed by Canadian Parent and remain listed and are quoted or posted for trading at such time.

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Section 4.13     Payment of Expenses

The Company will pay, to the extent contemplated by any agreement, indenture, prospectus or other offering document, all costs, disbursements and other fees and expenses incurred by the Company or on its behalf, in connection with:

(a)     the organization of the Company;

(b)     the consummation of the transactions contemplated by the Arrangement Agreement;

(c)     the registration of the Company under the Act and under similar legislation of other jurisdictions; and

(d)     the issuance and sale of any additional Company Securities.

Section 4.14     OIO Approval.

Canadian Parent agrees to take all actions reasonably required to obtain and maintain in full force and effect all OIO Approvals currently in place as of the date of this Agreement and any other OIO Approvals or equivalent approvals from any Governmental Authority having jurisdiction over the Company, its Affiliates, Canadian Parent or U.S. Holdings, required for the consummation of the redemption of any Class C Units pursuant to Schedule B, and any corresponding issuance of Class B Units to Canadian Parent in respect of the same (it being acknowledged that a holder of Class C Units may need to obtain his or its own approvals as well, and in addition shall cooperate at all times with Canadian Parent and the Company in seeking to obtain and maintain any and all such approvals in force).

Section 4.15     Withdrawals.

No Member shall have the right to withdraw from the Company except with the consent of the Managing Member and upon such terms and conditions as may be specifically agreed upon between the Managing Member and the withdrawing Member.

Section 4.16     Offers for Units.

For so long as Class C Units remain outstanding:

(a)     no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Canadian Parent Common Shares (a “Canadian Parent Offer”) will be proposed or recommended by Canadian Parent or the board of directors of Canadian Parent or otherwise effected with the consent or approval of the board of directors of Canadian Parent unless the holders of Class C Units are entitled to participate in such Canadian Parent Offer to the same extent and on an equitably equivalent basis as the holders of Canadian Parent Common Shares, without discrimination. Without limiting the generality of the foregoing, except in order to permit the board of directors of Canadian Parent to fulfill its fiduciary duties under applicable Law, neither Canadian Parent nor the board of directors of Canadian Parent will approve or recommend any Canadian Parent Offer or take any action in furtherance of a Canadian Parent Offer unless the holders of Class C Units are permitted to participate in such Canadian Parent Offer on an equitably equivalent basis as the holders of Canadian Parent Common Shares, without discrimination and without being required to redeem such holder’s Class C Units unless the tendered or deposited Canadian Parent Common Shares under such Canadian Parent Offer are taken up; and

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(b)     no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Class C Units (a “Units Offer”) will be proposed or recommended by the Managing Member or the board of directors of the Managing Member or otherwise effected with the consent or approval of the board of directors of the Managing Member unless the holders of Canadian Parent Common Shares are entitled to participate in such Units Offer to the same extent and on an equitably equivalent basis as the holders of Class C Units, without discrimination (and any proposed Transfer of Class C Units shall be subject to the terms of this Agreement in all cases).

Section 4.17     Ordinary Market Purchases.

For greater certainty, nothing contained in this Agreement, including the obligations of Canadian Parent contained in Section 4.16, shall limit the ability of Canadian Parent to make a “Rule 10b-18 Purchase” of Canadian Parent Shares pursuant to Rule 10b-18 of the Securities Exchange Act, or normal course purchases pursuant to Section 4.8 of National Instrument 62-104 of the Securities Act (Ontario), as amended, it being agreed and understood that any such purchase shall be conducted in accordance with Section 4.5(g) .

Section 4.18     Stock Exchange Listing.

Canadian Parent covenants and agrees in favor of the Company and the holders of Class C Units that, subject to Section 2.6 of Schedule B, as long as there are any Registrable Securities (as defined in Schedule C hereto), Canadian Parent will use its commercially reasonable efforts to maintain a listing for the Canadian Parent Common Shares on a National Securities Exchange. This Section 4.18 shall survive any termination or expiration of this Agreement.

ARTICLE 5

MANAGEMENT

Section 5.1     Managing Member.

(a)     The management of the business and affairs of the Company shall be vested in the Member of the Company designated by the holders of the Class A Units as the “Managing Member” (the “Managing Member”), which shall have and may exercise all of the powers that may be exercised or performed by the Company. The initial Managing Member shall be U.S. Holdings, and it shall continue to be the Managing Member unless and until it is removed or otherwise ceases to serve in such capacity in accordance with the terms hereof. Subject to the limitations provided in this Agreement and except where the approval of the Members is expressly required by this Agreement or the Act, the Managing Member shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding such matters, and to perform any and all other acts or activities customary or incident thereto, subject to the right of the Managing Member to delegate such power and authority to officers or others responsible for day-to-day operation of the Company.

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(b)     Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Managing Member as to the identity and authority of the Managing Member to act on behalf of the Company.

(c)     Unless authorized to do so by this Agreement or by the Managing Member, no other Member and no director, officer, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. A Member who is not the Managing Member shall take no part whatsoever in the control, management, direction or operation of the Company’s affairs and shall have no power to bind the Company. The Managing Member may from time to time seek advice from the other Members, but need not accept such advice, and at all times the Managing Member shall have the exclusive right to control and manage the Company pursuant to the terms of this Agreement.

Section 5.2     Removal.

The Managing Member may be removed at any time with or without cause upon written notice to the Company by the holders of a majority in interest of the Class A Units. Any removal of the Managing Member under this Section 5.2 must also provide for the designation of another Member as the Managing Member.

Section 5.3     No Resignation.

Subject to Section 5.2, so long as any Class C Units are outstanding, U.S. Holdings covenants and agrees in favor of the Company that it will not voluntary resign or otherwise cease to be the sole Managing Member of the Company.

Section 5.4     Compensation.

The Managing Member shall not receive any compensation for services to the Company in its capacity as Managing Member; provided that the Managing Member shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by it in connection with the Company’s business, as more fully described in Section 9.1(c) . Neither the Company nor any of its Subsidiaries will pay any management or monitoring fees to any of the Members or their Affiliates (or any Person in which a Member or an Affiliate of a Member holds any economic interest, excluding ownership of less than 2% of the stock of a company traded on a National Securities Exchange) unless otherwise agreed to by a majority of the Independent Directors; provided, however, that the Company or its Subsidiaries may pay salaries and other compensation and benefits to Members (other than the Managing Member) who are rendering services to the Company or its Subsidiaries, as approved by the Managing Member.

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ARTICLE 6

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 6.1     Liability.

Except as otherwise provided by the express provisions of applicable Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Indemnified Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company.

Section 6.2     Exculpation.

(a)     No Indemnified Person shall be liable to the Company or any other Indemnified Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Indemnified Person by this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim involving (i) such Indemnified Person’s (a) intentional misconduct and knowing violations of Law, or (b) conduct which violates Section 231 of the Act, or (ii) any violation by such Indemnified Person of the implied contractual duty of good faith and fair dealing.

(b)     An Indemnified Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnified Person reasonably believes are within such other Person’s professional or expert competence and who has been selected by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(c)     To the extent that, at law or in equity, an Indemnified Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Indemnified Person, an Indemnified Person acting under this Agreement shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at Law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

Section 6.3     Indemnification.

(a)     The Company shall indemnify and hold harmless to the fullest extent permitted by Law the Managing Member, its directors and officers, each other Member and each Member’s respective Affiliates, directors and officers (the “Indemnified Persons”) from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys’ fees) to which such Indemnified Person becomes subject in connection with, or resulting from, any pending or threatened claim, action, suit or proceeding (including the investigation, preparation or defense thereof), whether civil, criminal, administrative, investigative, legislative or otherwise (or any appeal therein) (a “Claim”), to which an Indemnified Person may be made a party or become otherwise involved or with which an Indemnified Person may be threatened, in each case by reason of, or in connection with, any action or alleged action, omission or alleged omission taken by an Indemnified Person in any capacity with regard to or in connection with the Company, provided that the indemnification pursuant to this Section 6.3 shall not indemnify an Indemnified Person from or on account of (i) acts or omissions of such Indemnified Person found by a final, non-appealable adjudication to be intentional misconduct, fraud or knowing violation of Law by such Indemnified Person, (ii) conduct of such Indemnified Person found by a final, non-appealable adjudication to be in violation of Section 231 of the Act, or (iii) a transaction with respect to which it was found by a final, non- appealable adjudication that such Indemnified Person received a benefit in money, property, or services to which such Indemnified Person was not legally entitled.

(b)     Subject to the following provisions of this Section 6.3, the Company shall pay the reasonable expenses incurred by an Indemnified Person in investigating, preparing or defending any pending or threatened Claim referred to in paragraph (a) above, in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if there is a final, non-appealable adjudication that he is not entitled to indemnification hereunder.

(c)     Promptly after receipt by an Indemnified Person pursuant to the provisions of paragraph (a) of this Section 6.3 of notice of the commencement of any Claim involving the subject matter of the foregoing indemnity provision, such Indemnified Person will, if a Claim thereof is to be made against the Company pursuant to the provision of said paragraph (a), promptly notify the Company in writing of the commencement thereof. Any delay or failure to so notify the Company shall relieve the Company of its obligations hereunder only to the extent, if at all, that it is prejudiced by reason of such delay or failure. Any such notice shall (i) describe in reasonable detail the facts and circumstances with respect to the Claim being asserted, and (ii) refer to this Section 6.3.

(d)     In case such Claim is brought or asserted against any Indemnified Person and it notifies the Company of the commencement thereof, the Company shall have the right to participate in, and to assume the defense, thereof, with counsel reasonably satisfactory to such Indemnified Person; provided, however, if the defendants in any action include both the Indemnified Person and the Company and such counsel shall have reasonably concluded that there may be legal defenses available to the Indemnified Person and/or other Indemnified Persons which are different from or in addition to those available to the Company, or if there is a conflict of interest which would prevent counsel for the Company from also representing the Indemnified Person, the Indemnified Person or Indemnified Persons have the right to select separate counsel to participate in the defense of such action on behalf of such Indemnified Person or Indemnified Persons. After notice from the Company to such Indemnified Person of its election so to assume the defense thereof, the Company will not be liable to such Indemnified Person pursuant to the provisions of said paragraph (a) for any legal or other expense subsequently incurred by such Indemnified Person in connection with the defense thereof other than reasonable costs of investigation, unless (i) the Indemnified Person shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Company shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after the notice of the commencement of the Claim, or (iii) the Company has authorized the employment of counsel for the Indemnified Person at the expense of the Company. The Company may, without the Indemnified Person’s consent, settle or compromise any Claim or consent to the entry of any judgment if such settlement, compromise or judgment involves only the payment of money damages by the Company or provides for the unconditional release by the claimant of the Indemnified Person from all liability in respect of such Claim.

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(e)     In the event the Company, within twenty (20) Business Days after receiving written notice of any such Claim, fails to assume the defense thereof, the Indemnified Person shall have the right, subject to the right of the Company thereafter to assume such defense pursuant to the provisions of this Section 6.3, to undertake the defense, compromise or settlement of such Claim for the account of the Company.

(f)     The Company shall make all indemnification payments provided for pursuant to this Section 6.3 solely out of Company assets, and only to the extent of such assets. No Member shall have any personal liability for any indemnification required or permitted pursuant to this Section 6.3. None of the provisions of this Section 6.3 shall be deemed to create or grant any rights in favor of anyone other than the Indemnified Persons referred to herein. The rights of indemnification granted hereunder shall survive the dissolution, winding up and termination of the Company and the termination of this Agreement.

ARTICLE 7

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 7.1     Capital Contributions.

(a)     Each Member has contributed to the capital of the Company cash, or other consideration having a value agreed upon by such Member and the Managing Member, in exchange for the Units.

(b)     No Member shall be required to make any additional Capital Contribution to the Company or to subscribe for additional Units, except Canadian Parent, to the extent expressly required under Section 4.5.

(c)     Persons or entities hereafter admitted as Members of the Company shall make such contributions of cash (or promissory obligations), property, or services to the Company as shall be determined by the Managing Member in its sole discretion.

Section 7.2     Capital Accounts.

(a)     Establishment and Maintenance. A separate Capital Account will be maintained for each Member throughout the term of the Company in accordance with the rules of Treasury Regulation Section 1.704 -l(b)(2)(iv). Each Member’s Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the Fair Market Value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take the property subject to under Code Section 752); (3) allocations to such Member of Net Profits; and (4) any items in the nature of income or gain that are specially allocated to such Member pursuant to Sections 8.2 and 8.3. Each Member’s Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the Fair Market Value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take the property subject to under Code Section 752); (3) allocations to such Member of expenditures described in Code Section 705(a)(2)(B); (4) any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Sections 8.2 and 8.3; and (5) allocations to such Member of Net Losses. In the event of a permitted sale or exchange of Units of the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units.

(b)     Compliance with Treasury Regulations. The manner in which Capital Accounts are to be maintained pursuant to this Section 7.2 is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If in the opinion of the Company’s legal counsel or accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 7.2 should be modified in order to comply with Code Section 704(b) and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 7.2, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

Section 7.3     Status of Capital Contributions.

(a)     No Member shall have the right to demand the return of its Capital Contributions.

(b)     No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account.

(c)     Except as expressly set forth in this Agreement, the Members shall be liable only to make their Capital Contributions pursuant to Section 7.1, and no Member shall be required to lend any funds to the Company or, after a Member’s Capital Contributions have been fully paid pursuant to Section 7.1 hereof, to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

ARTICLE 8

ALLOCATIONS

Section 8.1     Allocations.

(a)     Allocation of Net Profit. After giving effect to the special allocations set forth in Sections 8.2 and 8.3, the Net Profit for any fiscal year of the Company shall be allocated among the Members as follows:

(i)     First, among the Members in proportion to their Percentage Interests until the cumulative amount of Net Profits allocated to the Members pursuant to this Section 8.1(a)(i) from the Effective Date of this Agreement is equal to the cumulative amount of Net Losses allocated to the Members pursuant to Section 8.1(b)(iii) (other than as the result of any revaluation of Company assets pursuant to Section 8.5(b)(ii)) from the Effective Date of this Agreement;

(ii)    Second, among the Members to the extent of the excess, if any, of the cumulative amount of Net Losses allocated to the Members pursuant to Section 8.1(b)(ii) from the Effective Date of this Agreement over the cumulative amount of Net Profits previously allocated to the Members pursuant to this Section 8.1(a)(ii) from the Effective Date of this Agreement with such allocation being made proportionately among all Members based on the relative excess for each Member; and

(iii)   Third, among the Members entitled to participate in such allocation in proportion to their relative Percentage Interests.

(b)     Allocation of Net Loss. After giving effect to the special allocations set forth in Sections 8.2 and 8.3 and subject to the limitation set forth in Section 8.1(c), the Net Loss for any fiscal year of the Company shall be allocated among the Members as follows:

(i)     First, among the Members to the extent of and in reverse order of the allocations of Net Profits pursuant to Section 8.1(a)(iii) (other than Net Profits allocated as the result of any revaluation of Company assets pursuant to Section 8.5(b)(ii));

(ii)    Second, among the Members in proportion to their positive Adjusted Capital Account balances until all such Adjusted Capital Account balances are equal to zero; and

(iii)   Third, among the Members in proportion to their Percentage Interests. (c) Limitation. The Net Loss allocated to any Member for any Company fiscal year pursuant to Section 8.1(b) shall not exceed the maximum amount of Net Loss that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of the fiscal year. All Net Losses in excess of the limitation set forth in this Section 8.1(c) shall be allocated to the Members with positive Adjusted Capital Account balances (the “Affected Members”) in proportion to those positive Adjusted Capital Account balances and an equivalent amount of subsequent items of Company income or gain shall be allocated among the Affected Members to offset such reallocated Net Loss.

Section 8.2     Special Allocations.

The following special allocations shall be made for any fiscal year of the Company in the following order:

(a)     Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704 -2(f), notwithstanding any other provision of this Article 8, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(g)(2). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Regulation Sections 1.704 -2(f)(6) and 1.704 -2(j)(2). This Section 8.2(a) is intended to satisfy the minimum gain chargeback requirement in Treasury Regulation Section 1.704 -2(f) and shall be interpreted and applied accordingly.

(b)     Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704 -2(i)(4), notwithstanding any other provision of this Article 8, if there is a net decrease in Member Minimum Gain during any Company fiscal year, each Member who has a share of that Member Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(i)(4). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Regulation Sections 1.704 -2(i)(4) and 1.704 -2(j)(2). This Section 8.2(b) is intended to satisfy the minimum gain chargeback requirement in Treasury Regulation Section 1.704 -2(i)(4) and shall be interpreted and applied accordingly.

(c)     Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704 - 1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and in a manner sufficient to eliminate as quickly as possible, to the extent required by Treasury Regulation Section 1.704 -1(b)(2)(ii)(d), the Adjusted Capital Account Deficit of the Member (which Adjusted Capital Account Deficit shall be determined as if all other allocations provided for in this Article 8 have been tentatively made as if this Section 8.2(c) were not in this Agreement).

(d)     Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Company fiscal year, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 8.2(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 8.2 have been made as if Section 8.2(c) and this Section 8.2(d) were not in this Agreement.

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(e)     Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their respective Percentage Interests.

(f)     Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated among the Members in accordance with Treasury Regulation Section 1.704 -2(i)(1).

(g)     Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(2) or 1.704 -1(b)(2)(iv)(m)(4), to be taken in account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(4) applies.

Section 8.3     Corrective Allocations.

(a)     Allocations to Achieve Economic Agreement. The allocations set forth in the last sentence of Section 8.1(c) and in Section 8.2 (the “Regulatory Allocations”) are intended to comply with certain regulatory requirements under Code Section 704(b). The Members intend that, to the extent possible, all allocations made pursuant to such Sections will, over the term of the Company, be offset either with other allocations pursuant to Section 8.2 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 8.3(a) . Accordingly, the Managing Member is hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 8.3(a) in whatever manner the Managing Member determines is appropriate so that, after such offsetting special allocations are made, the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the Regulatory Allocations were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 8.1(a) .

(b)     Waiver of Application of Minimum Gain Chargeback. The Managing Member shall request from the Commissioner of the Internal Revenue Service a waiver, pursuant to Treasury Regulation Section 1.704 -2(f)(4), of the minimum gain chargeback requirements of Treasury Regulation Section 1.704 -2(f) if the application of such minimum gain chargeback requirement would cause a permanent distortion of the economic arrangement of the Members, as reflected in Section 8.1.

Section 8.4     Other Allocation Rules.

(a)     General. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the year.

(b)     Allocations for Book and Tax Purposes. All allocations of income, gain, loss and deduction for financial accounting and tax purposes shall be made in a manner consistent with the allocation provisions set forth herein, except as required by Section 8.6.

(c)     Allocation of Recapture Items. In making any allocation among the Members of income or gain from the sale or other disposition of a Company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members in a manner consistent with Treasury Regulations Section 1.1245 -1(e).

(d)     Allocation of Excess Nonrecourse Liabilities. Solely for purposes of determining each Member’s share of the “excess nonrecourse liabilities” of the Company within the meaning of Treasury Regulation Section 1.752 -3(a)(3):

(i)     first, such excess nonrecourse liabilities shall be allocated to each Member to the extent of any gain allocable to such Member on “section 704(c) property” (as defined in Treasury Regulation Section 1.704 -3(a)(3)(i)) or property for which “reverse section 704(c) allocations” are applicable (as described in Treasury Regulation Section 1.704 -3(a)(6)(i)) where such property is subject to the nonrecourse liability, but only to the extent that built-in gain exceeds the gain described in Treasury Regulation Section 1.752 -3(a)(2); and

(ii)    thereafter, any remaining excess nonrecourse liabilities shall be allocated among the Members in proportion to their respective Percentage Interests.

(e)     Allocations in Connection with Varying Interests. If, during a Company fiscal year, there is (i) a permitted Transfer of Units under this Agreement during a Company fiscal year or (ii) the admission of a Member or additional Members, Net Profit, Net Loss, each item thereof, and all other tax items of the Company for such period shall be divided and allocated among the Members by taking into account their varying interests during such fiscal year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by the Managing Member.

(f)     Foreign Tax Filings. If the Company shall open an office in, or invest in the securities of an entity organized in, a jurisdiction outside the United States or the Cayman Islands in which the Company does not have a direct or indirect investment on the date hereof, it shall use commercially reasonable efforts to obtain written advice of a reputable local counsel or an accounting firm (which may be a U.S. or international law or accounting firm with a local office) that the opening of such office or the making such an investment should not cause any limited partner of Providence, solely as a result of the opening of such office or the making of such investment by the Company, (a) to be required to file income tax returns (other than in connection with an application for refund of withholding or similar taxes) in such jurisdiction or (b) pay any tax in such jurisdiction based on its net income other than its income from such investment. If, despite its commercially reasonable efforts, the Company is unable to obtain such advice, the Company shall use its reasonable best efforts to structure such investment in a manner so as to allow the requirements described in (a) and (b) to be satisfied; provided, however, such reasonable best efforts shall not require a taxable entity organized outside such jurisdiction to own, directly or indirectly, the Company’s interest in such investment. Notwithstanding that the Company is neither able to obtain such advice nor structure such investment, the Company shall not be precluded from making such investment. In that event, however, the Company will allow Providence either (i) to restructure its investment in the Company in a manner mutually agreeable to both Providence and the Company so that, after such restructuring, the requirements described in (a) and (b) are satisfied, or (ii) to be excluded from any ownership interest in the Company’s investment in such jurisdiction in a manner mutually agreeable to Providence and the Company.

Section 8.5     Determination of Net Profit and Loss.

(a)     Computation of Net Profit or Loss. The Net Profit or Net Loss of the Company, for each fiscal year or other period, shall be an amount equal to the Company’s taxable income or loss for such period, determined in accordance with Code Section 703(a) (and, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1), including income and gain exempt from federal income tax, shall be included in taxable income or loss).

(b)     Adjustments to Net Profit or Loss. For purposes of computing taxable income or loss on the disposition of an item of Company property or for purposes of determining the cost recovery, depreciation, or amortization deduction with respect to any property, the Company shall use such property’s book value determined in accordance with Treasury Regulation Section 1.704 -l(b). Consequently, each property’s book value shall be equal to its adjusted basis for federal income tax purposes, except as follows:

(i)     the initial book value of any property contributed by a Member to the Company shall be the gross Fair Market Value of such property at the time of contribution;

(ii)    unless the Managing Member determines otherwise, the book value of all Company properties shall be adjusted to equal their respective gross Fair Market Values, as determined as of the following times: (1) in connection with the acquisition of an interest in the Company by a new or existing Member for more than a de minimis capital contribution, (2) in connection with the liquidation of the Company as defined in Treasury Regulation Section 1.704 -(l)(b)(2)(ii)(g), or (3) in connection with a more than de minimis distribution to a retiring or a continuing Member as consideration for all or a portion of his or its interest in the Company. In the event of a revaluation of any Company assets hereunder, (x) the resulting amount of the adjustment shall be treated as additional Net Profits or Net Loss recognized immediately prior to the event giving rise to such adjustment and allocated among the Members in accordance with the terms of this Agreement; and (y) the Capital Accounts of the Members shall correspondingly be adjusted, including continuing adjustments for depreciation, to the extent provided in Treasury Regulation Section 1.704 -(l)(b)(2)(iv)(f); and

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(iii)   if the book value of an item of Company property has been determined pursuant to this Section 8.5(b), such book value shall thereafter be used, and shall thereafter be adjusted by depreciation or amortization, if any, taken into account with respect to such property, for purposes of computing taxable income or loss.

In connection with the acquisition by Canadian Parent and U.S. Holdings of interests in the Company in exchange for contributions to the Company as of the Effective Date, the Company shall revalue its assets and adjust the Capital Accounts of its Members pursuant to Treasury Regulation Section 1.704 -1(b)(2)(iv)(f). In addition, after the Effective Date, the Company shall allocate its distributive share of tax items of Western Wireless International Bolivia, LLC (“WWIB LLC”) and Trilogy International New Zealand LLC (“TINZ”) (if, and only if, TINZ is treated as a partnership for U.S. tax purposes from the Effective Date) among its Members taking into account the Member’s shares, passed through to the Company by WWIB LLC and TINZ, as applicable, of the unrealized appreciation and depreciation in WWIB LLC’s and TINZ’s assets, as applicable, pursuant to the principles of Code Section 704(c) and Treasury Regulation Section 1.704 -3(a)(9), as if WWIB LLC and TINZ, as applicable, had also revalued its assets and adjusted the Capital Accounts of its members under the principles set forth in Treasury Regulation Section 1.704 -1(b)(2)(iv)(f) as of the Effective Date.

(c)     Items Specially Allocated.

Notwithstanding any other provision of this Section 8.5, any items that are specially allocated pursuant to Sections 8.2 or 8.3 shall not be taken into account in computing Net Profit or Net Loss.

Section 8.6     Mandatory Tax Allocations Under Code Section 704(c).

(a)     In accordance with Code Section 704(c) and Treasury Regulation Section 1.704 -3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value computed in accordance with Section 8.5(b)(i) . The Managing Member may select any method permitted by Treasury Regulation Section 1.704 -3 for allocations with respect to any built-in gain or loss.

(b)     If the book value of any Company property is adjusted pursuant to Section 8.5(b)(ii), subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property for federal income tax purposes and its book value in the same manner as under Code Section 704(c), using any method permitted by Treasury Regulation Section 1.704 -3 that the Managing Member may select; provided, however, that, unless a majority of the Independent Directors determine to elect otherwise, the remedial method will be used with respect to “reverse” Code Section 704(c) gain or loss arising with respect to the Company’s assets under Treasury Regulation Section 1.704 -1(b)(2)(iv)(f) in connection with the issuance of interests in the Company to Canadian Parent and U.S. Holdings, including the method of making allocations under the principles of Treasury Regulation Section 1.704 -3(a)(9) with respect to the tax items allocated by WWIB LLC and TINZ, as applicable, to the Company.

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(c)     Allocations pursuant to this Section 8.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profit, Net Loss, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

ARTICLE 9

DISTRIBUTIONS; CANADIAN PARENT AND U.S. HOLDINGS EXPENSES

Section 9.1     Distributions; Canadian Parent and U.S. Holdings Expenses.

(a)     In General. Distributions, other than distributions in liquidation pursuant to Section 12.3(c), shall be made to the Members at the times and in the amounts determined by the Managing Member. Except as otherwise provided in this Section 9.1, all such distributions shall be made to the Members in proportion to their respective Percentage Interests. For the avoidance of doubt, amounts paid by the Company to Canadian Parent in connection with the redemptions, repurchases or other acquisitions of Canadian Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) shall not be considered a distribution for purposes of the foregoing, nor shall payments under Section 9.1(c) .

(b)     Tax Distributions. Notwithstanding the provisions of Section 9.1(a), the Company shall distribute to the Members (including Canadian Parent and U.S. Holdings) in proportion to their respective Percentage Interests an amount in cash equal to the amount of any Estimated Tax Distribution or Annual Tax Distribution as follows:

(i)     The Company shall distribute the Estimated Tax Distributions for each Taxable Quarter to the Members on the Estimated Tax Distribution Date immediately following such Taxable Quarter.

(ii)    In addition, the Company shall distribute to the Members, within 10 days after the due date (including extensions) for filing of the Company’s IRS Form 1065 for any taxable year, an additional amount equal to the amount by which (x) the Effective Tax Rate multiplied by the amount of taxable income on such IRS Form 1065 filed for such taxable year (including any schedules thereto) exceeds (y) the aggregate Estimated Tax Distributions actually distributed in respect of such taxable year under Section 9.1(b)(i) (an “Annual Tax Distribution”).

(iii)   Any amounts distributed to a Member pursuant to this Section 9.1(b) shall reduce, dollar for dollar, the amounts that would otherwise be distributable to such Member pursuant to Section 9.1(a) . In addition, any amounts distributed to any Member pursuant to Sections 9.1(a) in any fiscal year shall be applied against the amount of any Estimated Tax Distributions or Annual Tax Distribution required to be made to such Member pursuant to the terms of this Section 9.1(b) with respect to such fiscal year.

(c)     Canadian Parent and U.S. Holdings Expenses. Notwithstanding the provisions of this Section 9.1, and so long as Canadian Parent and U.S. Holdings (or any 100% owned Subsidiary of Canadian Parent) hold any Class A Units or Class B Units (or successor instruments), to the extent either of Canadian Parent or U.S. Holdings (or any such Subsidiary) does not have cash on hand to pay its expenses, costs, disbursements, fees and other obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) that are related to U.S. Holdings’ role as the Managing Member or any business or affairs of Canadian Parent or U.S. Holdings (or any such Subsidiary), as determined by the Managing Member, in its sole discretion, the Company shall make payments in cash (and, for the avoidance of doubt, only in cash) to Canadian Parent or U.S. Holdings (or any such Subsidiary) in amounts required for Canadian Parent and U.S. Holdings (or any such Subsidiary) to pay such expenses, costs, disbursements, fees and other obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) (other than income tax obligations except to the extent set forth in Section 9.1(c)(vi)) that are determined by the Managing Member to be in respect of any business or affairs of Canadian Parent or U.S. Holdings (or any such Subsidiary) that relate to the investment of Canadian Parent or U.S. Holdings (or any such Subsidiary) in the Company (or any successor), including, without limitation: (i) any operating, administrative and other similar costs incurred by Canadian Parent or U.S. Holdings (or any such Subsidiary) (including (x) customary indemnification obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) owing to directors, officers, employees or other persons under Canadian Parent’s or U.S. Holdings’ (or any such Subsidiary’s) articles, charter, by- laws or other constating documents or pursuant to written agreements with any such person, (y) obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) in respect of director and officer insurance (including premiums therefor), and (z) any applicable professional fees and expenses); (ii) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, Canadian Parent or U.S. Holdings (or any such Subsidiary); (iii) fees and expenses (including any underwriters’ discounts and commissions) related to any securities offering, investment or acquisition transaction (whether or not successful) permitted hereunder and authorized by the board of directors of Canadian Parent or U.S. Holdings (or any such Subsidiary); (iv) other fees and expenses in connection with the maintenance of the existence of Canadian Parent or U.S. Holdings (or any such Subsidiary) (including any costs or expenses associated with being a public company, whether or not listed on a National Securities Exchange, and compliance with applicable Laws or the requirements of a Governmental Authority); (v) any costs and expenses (including, without limitation, under indemnification obligations and/or matters referred to in clause (ii) above) incurred by Canadian Parent or U.S. Holdings (or any such Subsidiary) after the Effective Date arising under the Voting Trust Agreement, or in connection with the performance of their obligations under, or otherwise arising under, the registration rights provisions set forth on Schedule C; and (vi) any tax liability to the extent and in respect of payments made to Canadian Parent or U.S. Holdings (or any such Subsidiary) pursuant to Section 9.1(c)(i) through (v) above. For the avoidance of doubt, payments made under this Section 9.1(c) may not be used to pay or facilitate dividends or distributions on the Canadian Parent Shares and must be used solely for one of the purposes expressly set forth pursuant to the immediately preceding sentence. All payments under this Section 9.1(c) shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code.

Section 9.2     Distributions in Kind.

Non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for Fair Market Value would have been distributed (after any unrealized gain or loss attributable to such non-cash assets has been allocated among the Members in accordance with Article 8).

Section 9.3     Withholding; Amounts Withheld Treated as Distributions.

(a)     To the extent the Company is required by any applicable Law to withhold or to otherwise make tax payments on behalf of or with respect to distributions to, allocations to, or otherwise for any Member in such Person’s capacity as a Member, the Managing Member, on behalf of the Company, is authorized to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or any of its Affiliates (pursuant to the Code or any provision of U.S. federal, state, local or Canadian or other foreign tax law) with respect to each Member or as a result of each Member’s participation in the Company; and if and to the extent that the Company shall be required to withhold or pay any such withholding or other taxes with respect to any Member, such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment shall (except to the extent that the funds for the payment are supplied by the Member as provided below) be deemed to be a distribution with respect to such Member’s interest in the Company to the extent that the Member (or any successor to such Member’s interest in the Company) is then entitled to receive a distribution. To the extent that the aggregate amount of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, the Managing Member shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount by wire transfer. No such payment will be treated as a Capital Contribution. If any Member represents to the Managing Member in writing that it is exempt from taxation under U.S. federal, state or local or Canadian or other foreign tax laws along with any other certificate that the Managing Member may reasonably request with respect to such Laws, the Managing Member will, before withholding and paying over to any U.S. federal, state or local or Canadian or other foreign taxing authority any amount purportedly representing a tax liability of such a Member, provide that Member with written notice of the taxing authority’s claim that withholding and payment is required by law, and provide the Member the opportunity to contest the claim during any period, so long as the contest does not subject the Company, the Managing Member or any of their Affiliates to any potential liability to any such taxing authority for the claimed withholding and payment or any interest or penalties with respect thereto.

(b)     If the Company makes a distribution in kind and such distribution is subject to a required withholding, the Managing Member shall notify such Member as to the extent (if any) of the amount of such required withholding, and such Member shall make a prompt payment to the Company of such amount by wire transfer. No such payment will be treated as a Capital Contribution. This clause (b) shall not apply to payments made to Canadian Parent or U.S. Holdings pursuant to Section 9.1(c) .

(c)     Any withholdings referred to in this Section 9.3 in respect of a Member shall be made at the maximum applicable statutory rate under the applicable tax law unless the Managing Member shall have received (i) an opinion of counsel or other evidence, satisfactory to the Managing Member, to the effect that a lower rate is applicable, or that no withholding is applicable and (ii) any documentation required by the relevant taxing authority to establish the entitlement of such Member to such lower rate or that no withholding is applicable.

(d)     If the Company receives a distribution from or in respect of which tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and each Member shall be treated as having received as a distribution the portion of such amount that is attributable to such Member’s interest in the Company as equitably determined by the Managing Member.

(e)     If any tax is withheld with respect to a Member’s investment in the Company by a taxing authority outside of the United States and outside the jurisdiction of the Member’s organization, formation or operations, the Managing Member shall notify the affected Member and shall, at the request and at the expense of the Company, use its reasonable efforts to assist the Member in recovering any tax so withheld.

(f)     Each holder of Class C Units shall, to the fullest extent permitted by applicable Law, indemnify and hold harmless each Person who is or who is deemed to be the responsible withholding agent for U.S. federal, state, local or Canadian or other foreign income tax purposes against all claims, liabilities and expenses of whatever nature relating to such Person’s obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or as a result of such holder of Class C Units’ participation in the Company except for any such claims, liabilities and expenses resulting from such Person’s willful malfeasance, recklessness or gross negligence.

ARTICLE 10

ACCOUNTING, BOOKS, AND RECORDS

Section 10.1     Books and Records; Accounting Principles.

The Company shall maintain or cause to be maintained proper and complete books and records in which shall be entered all transactions and other matters relating to the Company’s business on a consolidated basis and in the detail and completeness customary and usual for businesses of the type engaged in by the Company. The Company’s financial statements shall be kept on the accrual basis and in accordance with U.S. generally accepted accounting principles (as they may be modified from time to time) and shall be audited by independent certified public accountants of national standing selected by the Managing Member.

Section 10.2     Accounting Period.

The Company’s accounting period and fiscal year for U.S. federal income tax purposes shall be the calendar year.

Section 10.3    Records, Audits and Reports.

(a)     At the expense of the Company, the Managing Member shall maintain records and accounts of all operations and expenditures of the Company and its Subsidiaries. At a minimum, the Company shall keep at its principal place of business the following records:

(i)     a current list and past list, setting forth the full name and last known mailing address of each Member;

(ii)    a copy of the Certificate of Formation and all amendments thereto;

(iii)   copies of this Agreement and all amendments hereto;

(iv)    copies of the Company’s federal, state, and local tax returns and reports, if any, for the three most recent years;

(v)     minutes of every meeting of Members and any written consents obtained from Members or the Managing Member; and

(vi)    copies of the Company’s consolidated financial statements for the three most recent years.

(b)      Upon reasonable request, each Member shall have the right to inspect and copy at such Member’s expense, during regular business hours the records and accounts required to be maintained by the Company hereunder.

Section 10.4    Information Rights.

    As soon as available, and in any event within thirty (30) days after the end of each fiscal quarter of the Company and within one seventy-five (75) days after the end of each fiscal year of the Company, the Company will provide each Member with a copy of the Company’s financial statements as of and for such period, which shall include a consolidated balance sheet of the Company and its Subsidiaries, if any, as of the end of such period, and consolidated statements of income and cash flows of the Company and its Subsidiaries, if any, for such period. The annual financial statements shall be audited.

Section 10.5    Tax Matters Partner.

(a)     Designation. For all taxable years of the Company ending before or including the Effective Date, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Class C Units, shall serve as the tax matters partner of the Company, as provided in the regulations promulgated under Section 6231 of the Code and shall act in a similar capacity with respect to any state, local or foreign income tax proceeding in respect of such taxable years for which there is a similar representative of the Company (the “Tax Matters Partner”); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable Law, or related to or arising out of any matter encompassed by Schedule B), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Class B Units, in either case, as compared to the holders of Class C Units. For all other taxable years of the Company, an individual selected by the Managing Member with the approval of a majority of the Independent Directors shall serve as the Tax Matters Partner of the Company. To the extent and in the manner provided by applicable Code sections and regulations thereunder, the Tax Matters Partner shall (i) furnish the name, address, profits interest and taxpayer identification number of each Member to the Internal Revenue Service (the “IRS”) and (ii) promptly inform each Member of administrative or judicial proceedings (or any threat thereof) for the adjustment of Company items required to be taken into account by a Member for income tax purposes.

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(b)     Future Taxable Years Matters.

For all taxable years of the Company ending after the Effective Date:

(i)     The Tax Matters Partner shall not, without the prior written consent of Theresa E. Gillespie (as the same may be replaced from time to time with the approval of the holders of a majority of the Class C Units, the “Tax Matters Class C Representative”), take any of the following actions (w) extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount or tax character of any Company tax items); (x) settle any audit with the IRS concerning the adjustment or readjustment of any Company item(s) (within the meaning of Section 6231(a)(3) of the Code); (y) file a request for an administrative adjustment with the IRS at any time or file a petition for judicial review with respect to any such request; or (z) initiate or settle any judicial review or action concerning the amount or character of any Company tax item(s) (within the meaning of Section 6231(a)(3) of the Code).

(ii)    The Tax Matters Partner shall notify each Member of the commencement of any Tax audit (including any threatened or pending Tax audit), and the Tax Matters Partner shall keep each Member reasonably informed of the conduct of any such Tax audit or resulting proceeding, including without limitation, if requested in writing by a Member: (w) providing the Tax Matters Class C Representative with a copy of any correspondence with the relevant taxing authority; (x) reasonably in advance of the time for any written communication to or substantive oral presentation to the relevant taxing authority, providing the Tax Matters Class C Representative with a draft of such communication or presentation and make any reasonable changes requested by the Tax Matters Class C Representative; (y) providing the Tax Matters Class C Representative (and its counsel) with the opportunity, to the extent permitted by relevant law or practice, to attend and participate in (at its own expense) any substantive meeting with the relevant taxing authority; and (z) consulting in good faith with the Tax Matters Class C Representative concerning decisions in such audit or proceeding.

(c)     New Partnership Audit Provisions.

(i)     Title XI of the Bipartisan Budget Act of 2015, H.R. 1314, Public Law Number 114-74 (the “New Partnership Audit Provisions”) provides that effective for taxable years beginning on or after January 1, 2018, there will be extensive changes to the manner in which the IRS audits and collects taxes with respect to partners and their partnerships, including (v) repeal of the “TEFRA” audit rules, including the provisions of Section 6231 of the Code referenced above; (w) replacement of the “tax matters partner” with a single partnership “representative” and limitation of the rights of other partners to notice; (x) provision for collecting taxes deemed to result from an audit assessment directly from the partnership instead of the partners; (y) elections by which a partnership can cause partners to be liable for certain amounts that would otherwise be payable by the partnership; and (z) a limited ability to “elect out” of this new system and instead require the IRS to audit each partner separately with respect to its share of a partnership’s activities. There are expected to be extensive new Treasury Regulations, and perhaps technical corrections by U.S. Congress. Upon request of any Member, prior to the effectiveness of such new rules, the Managing Member will consult in good faith with the Tax Matters Partner and the Tax Matters Class C Representative to determine whether any amendments to this Agreement are advisable in response to such changes in law. The initial partnership “representative” for the New Partnership Audit Provisions shall be the Managing Member, provided that the Managing Member may instead designate such of its officers, employees or affiliates as may be eligible for such position if such party agrees to be bound by the terms of this Section 10.5(c) and the Managing Member guarantees compliance by such designee.

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(ii)    For any audit or controversy that is subject to the New Partnership Audit Provisions, the provisions of this Section 10.5 shall apply to the partnership “representative” in the same manner as they apply to the Tax Matters Partner.

(iii)   For any period for which the New Partnership Audit Provisions are or could be applicable, except with the prior written consent of the Tax Matters Partner and the approval of a majority of the Independent Directors, the Company shall not take any of the following actions: (x) electing to apply such new provisions to any taxable year before application of such provisions is required by Law; (y) electing out of the new provisions so that such provisions will not apply; or (z) electing to cause Members to be liable for amounts that would otherwise be payable by the Company; provided, however, that clause (z) shall not apply to the extent, and only to the extent, that (1) a Member would be liable for amounts that are both material and disproportionately greater, based on such Member’s Percentage Interests, than the amounts for which the other Members would be liable, based on their Percentage Interests or (2) a material liability is attributable to one or more Persons who are no longer Members of the Company.

(iv)    Notwithstanding anything in this Section 10.5(c) to the contrary, Canadian Parent, the Managing Member, the Tax Matters Partner and the Company shall, to extent permitted by Law, exercise the rights and obligations in this Section 10.5(c) so as to not disturb the economic equivalence of the Class B Units and Class C Units.

(d)     Expenses of Tax Matters Partner; Indemnification. The Company shall indemnify and reimburse the Tax Matters Partner for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Members. Neither the Tax Matters Partner nor any Member shall have any obligation to provide funds for such purpose. The provisions for exculpation and indemnification set forth in Article 6 of this Agreement shall be fully applicable to the Member acting as Tax Matters Partner for the Company.

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(e)     Additional Matters. Except as expressly provided in this Agreement, each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable Law with respect to any examination, proposed adjustment or proceeding relating to Company tax items. Without limiting the generality of the foregoing, nothing in this Section 10.5 limits the ability of any Member to take any action in its individual capacity relating to the Company that is left to the determination of an individual Member under Sections 6222 to 6231 of the Code or any similar provision of state or local law. The Tax Matters Partner shall notify the other Members, within (10) Business Days after it receives notice from the governmental authorities, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company or any Subsidiary tax items in excess of $250,000. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, solely at their own expense, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation.

Section 10.6    Tax Classification, Returns and Other Elections.

The Managing Member shall cause the preparation and timely filing of all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company’s fiscal year. Except as otherwise expressly provided to the contrary in this Agreement, all elections permitted to be made by the Company under U.S. federal or state laws shall be made by the Managing Member in its sole discretion. Notwithstanding the foregoing, it is intended that the Company be treated as a partnership for U.S. federal income tax purposes and neither the Company nor any Member shall make any election (for tax purposes or otherwise) inconsistent with such treatment without the approval of the Managing Member. At the request of a majority of the Independent Directors, the Company shall make an election under Code Section 754 to adjust the basis of its assets under Code Section 743(b) and Code Section 734(b). Similarly, if requested by a majority of the Independent Directors, the Company shall cause an election under Code Section 754 to be made by (i) WWIB LLC, or (ii) any other entity treated as a partnership for U.S. federal tax purposes in which the Company owns an interest either directly or indirectly through one or more entities treated as partnerships or disregarded entities for U.S. federal tax purposes; provided, however, that in the case of any such other entity referred to in clause (ii) above, this provision shall apply only to the extent that it is within the Company’s power, directly or indirectly, to cause such an election to be made.

ARTICLE 11

TRANSFERS

Section 11.1    Transfer Restrictions.

(a)     General Restrictions on Transfers. So long as any Class C Units are outstanding, no Member shall Transfer all or any part of the Company Securities at any time held by such Member except as expressly permitted pursuant to Section 11.1(b) . No Transfer of, or attempt to Transfer, any Company Securities in violation of the preceding sentence shall be effective or valid for any purpose. In the event of a Transfer of any Class C Units by a holder of Class C Units in violation of this Section 11.1(a), the Company shall have the right to cause a mandatory redemption of the Class C Units so Transferred, on the date as is specified by the Company by written notice to such holder (which such date shall be within thirty days from the date of delivery of written notice to the Managing Member of such Transfer), pursuant to Section 2.6(c) of Schedule B (and such Class C Units shall be deemed the Subject Units), and for greater certainty the holder of such Class C Units shall not have the right to revoke such redemption pursuant to Section 2.5 of Schedule B.

(b)     Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, any holder of Class C Units may Transfer all or any Class C Units at any time held by it (i) in accordance with Schedule B, (ii) from and after the expiration of any Lock-Up Period applicable to such Class C Units upon fifteen (15) Business Days prior written notice to the Managing Member (a “Proposed Transfer Notice”), subject to the Company’s ability to cause the redemption of any such Class C Units in accordance with Schedule B, (iii) pursuant to a transaction consummated in accordance with Section 11.3, or (iv) in compliance with any applicable exemption under U.S. securities laws, to any Person that is (and remains at all subsequent times, failing which the Class C Units must be transferred back to the original transferor) an Affiliate of such Member and an accredited investor; provided however, that such Transfer would not (1) negatively affect the treatment of the Company under the Code or any provision of U.S. federal, state, local or Canadian or other foreign securities or tax law, or (2) negatively affect any License owned or used by the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, Canadian Parent or U.S. Holdings shall be permitted to Transfer all or any of the Company Securities at any time held by it (i) pursuant to, and conditioned upon the consummation of, a Change of Control of Canadian Parent, (ii) pursuant to a transaction consummated in accordance with Section 11.3 if, and only if, the consideration payable to each Drag-Along Member in respect of such Transfer is comprised of (X) cash or (Y) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each Drag- Along Member to pay all tax liabilities arising under, or related to, such Transfer (assuming that for purposes of the foregoing, the consideration payable to each such Drag-Along Member would be taxable at the Effective Tax Rate), or (iii) to any 100% owned direct or indirect Subsidiary of Canadian Parent.

Section 11.2    Further Restrictions.

Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Company Securities shall be permitted if the Managing Member determines that such Transfer would cause the Company to have more than one hundred (100) Members for purposes of Treasury Regulation Section 1.7704 -1(h).

Section 11.3    Drag-Along.

(a)     Grant of Drag-Along Right. If Canadian Parent and U.S. Holdings (the “Drag- Along Sellers”), determine to Transfer, in one or a series of related bona fide arm’s-length transactions, all and not less than all of the Company Securities held by them (whether in connection with a merger, acquisition or other similar transaction) and the consideration payable to each Drag-Along Member in respect of such Transfer is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each Drag-Along Member to pay all tax liabilities arising under, or related to, such Transfer (assuming that for purposes of the foregoing, the consideration payable to each such Drag-Along Member would be taxable at the Effective Tax Rate), then, as a condition to any such Transfer by the Drag-Along Sellers, and upon thirty (30) days’ prior written notice (a “Drag-Along Notice”) from the Drag-Along Sellers to all other Members (the “Drag-Along Members”), the Drag-Along Sellers shall cause the transferee to acquire all of such Drag-Along Member’s Company Securities, and each Drag- Along Member shall be obligated to, and shall, Transfer to the transferee all of such Drag-Along Member’s Company Securities, on the same terms and for the same type and form of consideration as to be paid and given to the Drag-Along Sellers, except as provided in Section 11.3(b) . For the avoidance of doubt, Class B Units and Class C Units shall be treated substantially identically in such proposed transaction and only $10,000 shall be permitted to be attributed to the Class A Units. The Drag-Along Notice shall set forth the principal terms and conditions of such proposed Transfer, including the name of the prospective transferee, a representation that the Drag-Along Sellers will be Transferring all Company Securities held by such Drag-Along Sellers, the purchase price proposed to be paid therefor, the form of consideration, and the payment terms and type of Transfer to be effectuated.

(b)     Closing of Drag-Along Sale. At the closing of any Transfer in respect of which a Drag-Along Notice has been delivered, the Drag-Along Members shall execute and deliver such agreements for the purchase of the Company Securities to be Transferred, and such other documents and instruments as the Drag-Along Sellers shall execute and deliver in connection with such proposed transaction (provided that no Drag-Along Member shall have to make any representations and warranties other than as to due authorization by such Drag-Along Member, that such Drag-Along Member has good title to the Company Securities such Member is Transferring, free and clear of all Liens, and that the Transfer by such Drag-Along Member does not conflict with any Law, governing document or other contract applicable to such Drag-Along Member, along with other representations and warranties as may be reasonably requested by the Drag-Along Sellers and are customarily made by minority holders in transactions of the nature contemplated by the Drag-Along Notice), sell to the proposed transferee the Company Securities to be sold, free and clear of all Liens. The purchase price payable for any Company Securities sold by a Drag-Along Member in a Transfer under this Section 11.3 shall equal the total amount of distributions that the holder of such Company Securities would have received if the Company had been liquidated immediately prior to the effective time of such Transfer and liquidation proceeds equal to the Notional Distribution Amount had been distributed to the Members in accordance with Section 12.3. For purposes of this Section 11.3(b), the “Notional Distribution Amount” shall mean the total amount of cash that, at the time of any Transfer subject to this Section 11.3, would have to be distributed to all of the Members in accordance with Section 12.3 in order for the aggregate amount of distributions to Canadian Parent and U.S. Holdings under Section 12.3 to equal the aggregate purchase price to be paid for their Company Securities in such Transfer, as specified in the Drag-Along Notice. For greater clarity, the purchase price payable for any Company Securities sold by a Drag-Along Member in a Transfer pursuant to and in accordance with this Section 11.3 would be subject to any applicable escrow arrangements and any adjustments equal to such Drag-Along Member’s pro rata share of any indemnification obligations of the Drag-Along Sellers and the Drag-Along Members in connection with the applicable transaction.

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(c)     Further Assurances. If approval of the Members is required to effectuate any sale or exchange of securities of the Company, or any merger, consolidation, recapitalization, reorganization or other business combination, effected in connection with a Transfer of Company Securities pursuant to and in accordance with this Section 11.3, each Member hereby grants a limited power of attorney to the Managing Member, with full power of substitution, with respect such Member’s votes and hereby authorizes the Managing Member to vote all of such Member’s Company Securities in favor of such transaction. Each power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement.

(d)     Sales by Canadian Parent or U.S. Holdings. For the avoidance of doubt, any sale by Canadian Parent or U.S. Holdings of all or any of the Company Securities at any time held by it that does not include the concurrent sale by all of the other Members of all of their Company Securities in a transaction in which the consideration payable to each such other Member in respect of such sale is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each such other Member to pay all tax liabilities arising under, or related to, such sale (assuming that for purposes of the foregoing, the consideration payable to each such other Member would be taxable at the Effective Tax Rate), shall not be a Transfer permitted by Section 11.1(b)(ii) .

Section 11.4    Purchase for Investment.

Each Member acknowledges that all of the Company Securities held by such Member are being (or have been) acquired for investment and not with a view to the distribution thereof and that no Transfer of any such securities may be made except in compliance with applicable securities Laws.

Section 11.5    Effectiveness of Transfers.

Any Company Securities Transferred by a Member in accordance with this Agreement shall be held by the transferee pursuant to this Agreement. Such transferee shall, except as otherwise expressly stated in this Agreement, have all the rights and be subject to all of the obligations of the transferring Member under this Agreement, automatically and without requiring any further act by such transferee or by any parties to this Agreement. Without affecting the preceding sentence, if such transferee is not already a Member, then such transferee, as a condition to such Transfer, shall confirm such transferee’s obligations hereunder in accordance with Section 11.6. The transferring Member shall not be relieved of its obligations under this Agreement arising prior to such Transfer. No Company Securities shall be transferred on the Company’s books and records, and no Transfer thereof shall be otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this Agreement, and the Company is hereby authorized by all of the Members to enter appropriate stop transfer notations on its records to give effect to this Agreement.

Section 11.6    Joinder.

If a Person that is not a Member acquires Company Securities, such Person must, as a condition precedent to the effectiveness of the issuance or Transfer of Company Securities to such Person, execute and deliver to the Company a Joinder (or, if requested by the Managing Member, a counterpart signature page to this Agreement) and such other documentation as shall be reasonably required by the Company, and shall thereby become a party to this Agreement.

Section 11.7    Prior Notice of Transfer Required.

Each Member agrees, prior to any Transfer of any Company Securities (except pursuant to an effective registration statement under the Securities Act), to give reasonable prior written notice to the Company of such Member’s intent to effect such Transfer and agrees to comply in all other respects with the provisions of this Agreement. Each such notice shall describe the manner and circumstances of the proposed Transfer, state the name and address of the transferee and the relationship of the transferring Member to the transferee and, in the event reasonably requested by the Company, shall be accompanied by a written opinion, addressed to the Company, of counsel for the holder of such Company Securities (which counsel shall be reasonably satisfactory to the Company), stating that in the opinion of such counsel (which opinion shall be reasonably satisfactory to the Company) such proposed Transfer does not involve a transaction requiring registration or qualification of such Company Securities under the Securities Act or the securities laws of any state or province of the United States, Canada or of any other foreign jurisdiction.

Section 11.8    Compliance with Applicable Law, Etc.

The completion of any Transfer of any Company Securities shall be subject to compliance with applicable Law. The Company and each Member shall cooperate with each other and shall take all such action, including, obtaining all governmental approvals required to comply with applicable Law in connection with the sale or Transfer of any Company Securities pursuant to this Agreement. Each of the Company and each Member (except in the case of Canadian Parent or U.S. Holdings, in which case the Company shall bear such costs) shall bear its own costs and expenses in connection with obtaining any such governmental approvals; provided, however, that no Member shall be required to bear any costs or expenses in order for another Member to obtain any such governmental approvals.

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ARTICLE 12

DISSOLUTION AND TERMINATION

Section 12.1    Dissolution.

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a)    the approval of the dissolution of the Company (i) by the holders of a majority of each class of Company Securities or (ii) by the Managing Member in the event the Company has disposed of all of its assets, other than immaterial or de minimis assets;or

(b)    the entry of a decree of judicial dissolution of the Company under Section 274 of the Act.

Section 12.2    Allocation of Net Profit and Loss in Liquidation.

The allocation of Net Profit, Net Loss and other items of the Company following the date of dissolution, including but not limited to gain or loss upon the sale of all or substantially all of the Company’s assets, shall be determined in accordance with the provisions of Article 8 and Article 9 and shall be credited or charged to the Capital Accounts of the Members in the same manner as Net Profit, Net Loss, and other items of the Company would have been credited or charged if there were no dissolution and liquidation.

Section 12.3    Winding Up, Liquidation and Distribution of Assets.

Upon dissolution, the Managing Member shall immediately proceed to wind up the affairs of the Company. The Managing Member shall sell or otherwise liquidate all of the Company’s assets as promptly as reasonably practicable (except to the extent the Managing Member may determine to distribute any assets to the Members in kind) and shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a)     Payment of creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b)     To establish any reserves that the Managing Member deem reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period, as the Managing Member shall deem advisable, the balance then remaining in the manner provided below; and

(c)     By the end of the taxable year in which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation), to the Members in accordance with their respective positive Capital Account balances, as determined after taking into account all other Capital Account adjustments for the taxable year in which the liquidation occurs, until their Capital Accounts have been reduced to zero.

Section 12.4    No Obligation to Restore Negative Capital Account Balance on Liquidation.

Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulation Section 1.704 -l(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member’s Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

Section 12.5    Termination.

The Managing Member shall comply with any applicable requirements of applicable Law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

Section 12.6    Certificate of Cancellation.

When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, the Managing Member shall file a certificate of cancellation. Upon filing the certificate of cancellation, the existence of the Company shall cease, except as otherwise provided in the Act.

Section 12.7    Return of Contribution Nonrecourse to Other Members.

Except as provided by Law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of its Capital Contribution or its Capital Account. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the contributions of Members, no Member shall have recourse against any other Member.

Section 12.8    Effect of Termination.

Except as expressly set forth in this Agreement, all provisions of this Agreement shall terminate upon the filing of a certificate of cancellation pursuant to Section 12.6.

ARTICLE 13

INDEPENDENT ACTIVITIES OF MEMBERS

Section 13.1    Independent Activities of Members.

The Members and their respective Affiliates shall be entitled to and may have financial and business interests and may engage in business activities or ventures in addition to those relating to the Company, including interests, activities and ventures in direct or indirect competition with the Company. Neither the Company nor any of the other Members nor any other Person shall have any rights by virtue of this Agreement or otherwise in any financial or business ventures of any such Member or its Affiliates or in the profits and revenues derived therefrom. In addition, no such Member or its Affiliates shall be required to provide the Company or any Member with notice of any such interest in any other business or venture or to otherwise offer such opportunity or any investment opportunity therein to the Company or its Members or any of their respective Affiliates. For the avoidance of doubt, this Section 13.1 shall not expand or contract any fiduciary duties or other duties of any Member acting in its capacity as a director or officer of Canadian Parent or U.S. Holdings as required by applicable Laws.

ARTICLE 14

MISCELLANEOUS

Section 14.1     Entire Agreement.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior written agreements and oral statements among the parties. In the event of a conflict between any provision of this Agreement, the Company’s organizational documents and any non-mandatory provision of Law, the provisions of this Agreement shall control.

Section 14.2    Amendments.

Any amendment to this Agreement shall be in writing and shall require the approval of Members holding Units constituting greater than fifty percent (50.0%) of each class of the issued and outstanding Units of the Company; provided, that any amendment that materially adversely affects or disproportionately affects the economic benefits of any Member shall require the written consent of such Member; provided, further, and without limiting the foregoing, that any amendment that extends the duration of the Lock-Up Period of any series of Class C Units shall require the written consent of the holders of greater than fifty percent (50.0%) of such series of Class C Units. All Members agree to be bound by any amendment adopted pursuant to this Section 14.2.

Section 14.3    Confidentiality.

Each Member shall, and shall cause its Affiliates and its and their respective shareholders, members, partners, directors, managers, officers, employees and agents to, retain in strict confidence, and not use for any purpose except as contemplated by this Agreement, all confidential information relating to the Company which is (i) not otherwise in the public domain, (ii) not otherwise in the rightful possession of such Member from third parties having no obligation of confidentiality to a Member or the Company, and (iii) not required to be disclosed by such Member pursuant to Law or stock exchange requirements. Notwithstanding the foregoing, each Member may disclose such information to its legal, tax or accounting advisers, or prospective purchasers of Company Securities, who agree, or are required by professional standards, to keep such information confidential.

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Section 14.4    Certain Agreements.

Notwithstanding any other provision contained in this Agreement, in no event shall a Member be permitted to Transfer their Company Securities nor shall the Company be required to take any action or be prohibited from taking any action to issue any Company Securities to any Person, if such Transfer, issuance, action or omission would result in the Company or its Subsidiaries being (i) in violation of any Law applicable thereto, (ii) jeopardizing or violating any License held thereby, or (iii) cause the proportional composition of the equity ownership of the Company to violate or conflict with any foreign investment restrictions to which the Company or its Subsidiaries may be subject.

Section 14.5    Transaction with Affiliates.

The Company shall not, and shall cause its Subsidiaries to not, enter into any transaction or series of related transactions with any Member or any Affiliate of any Member except (i) as contemplated herein or (ii) in compliance with applicable Law, including the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, if applicable, and that is on terms at least as favorable to the Company as would be obtained in an arm’s length transaction with a Third Party.

Section 14.6    Foreign Corrupt Practices Act.

The Parties and their respective Affiliates, officers, employees, directors, representatives or agents have not, and the Parties shall not and they shall each cause their Affiliates, officers, employees, directors, representatives and agents not to pay, give, offer, promise to pay or give, or offer to promise to pay or give (or has authorized or will authorize the payment, giving of, or offer or promise to pay or give) any money or thing of value, directly or indirectly through any department, agency, bureau or instrumentality thereof, or any person acting in an official capacity for or on behalf of any such government or department, agency, bureau or instrumentality (“Official”), (b) any political party or official, agent or representative thereof (“Political Party” or “Party Official”), or (c) any candidate for political office (“Candidate”), for the purposes of:

(a)     influencing any act or decision of any Official, Political Party, Party Official or Candidate in his, her or its official capacity, or

(b)     inducing any Official, Political Party, Party Official or Candidate to do or omit to do any act in violation or contravention of the lawful duty of such Official, Political Party, Party Official or Candidate, or

(c)     inducing any Official, Political Party, Party Official or Candidate to use his, her or its influence with any government or any department, agency, bureau or instrumentality thereof to affect or influence any act or decision of such government, department, agency, bureau or instrumentality;

in order to obtain, retain or direct any business to the Company, any of the Parties or any other person. Without limiting the foregoing, the Company and each of the Parties will comply in all respects with and will not violate, or fail to take any action that would be required to be taken pursuant to, or in connection with the United States Foreign Corrupt Practices Act (15 U.S.C. Sections 78m, 78dd-1, 78dd-2 and 78ff (1988), as the same may be amended from time to time, and will not engage in conduct inconsistent therewith, or violative thereof, regardless of whether or not such person is subject to the law of the United States.

Section 14.7    Binding Effect; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective permitted transferees, successors, assigns, heirs and administrators; provided that the rights under this Agreement may not be assigned except as expressly provided herein. No such assignment shall relieve an assignor of its obligations hereunder.

Section 14.8    Severability.

In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had not been contained herein.

Section 14.9    Notices.

All notices, consents and other communications required, or contemplated under this Agreement shall be in writing and shall be deemed to have been duly given upon written confirmation of receipt, if delivered by hand, overnight courier, fax or e-mail, in each case to the recipient’s mailing address, fax number or e-mail address set forth below:

For notices and communications to the Company:

Trilogy International Partners LLC
155-108th Avenue, N.E.
Suite 400
Bellevue, WA 98004
Attention: John W. Stanton and Scott K. Morris
Telephone: 425-458-5900
Facsimile No.: 425-458-5999
Email: john.stanton@trilogypartnership.com and scott.morris@trilogy-
international.com

with a copy to:

Trilogy International Partners Inc.
[insert address]
Attention: Bradley J. Horwitz and Scott K. Morris
Email: brad.horwitz@trilogypartnership.com and scott.morris@trilogy-
international.com

and to:

Friedman Kaplan Seiler & Adelman LLP
7 Times Square, 28th Floor
New York, NY 10036
Attention: Gregg S. Lerner, Esq.
Telephone: 212-833-1100
Facsimile No.: 212-833-1250
Email: glerner@fklaw.com

For notices and communications to the Members to the respective addresses or fax numbers set forth in the books and records of the Company.

(i)     By notice complying with the foregoing provisions of this Section 14.9, each Member shall have the right to change the mailing address, fax number or e-mail address for future notices and communications.

Section 14.10   No Right to Partition.

No Member shall have the right to bring an action for partition against the Company. Each of the Members hereby irrevocably waives any and all rights which it may have to do so.

Section 14.11   Further Assurances.

Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

Section 14.12    Governing Law; Jurisdiction; Service of Process.

This Agreement shall be governed by the laws of the State of Washington, without regard to any conflicts of laws principles thereof that would call for the application of the laws of any other jurisdiction. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against either of the parties in the courts of the State of Washington, or if it has or can acquire jurisdiction, in the United States District Court for the District of Washington, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world, whether within or without the State of Washington. The parties hereto irrevocably waive the right to a trial by jury in any action or proceeding under this Agreement or any action or proceeding arising out of the transactions contemplated hereby, regardless of which party initiates such action or proceeding.

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Section 14.13   No Waiver.

No course of dealing and no delay on the part of any party in exercising any right, power or remedy conferred by this Agreement shall operate as waiver thereof or otherwise prejudice such party’s rights, powers and remedies. No single or partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver of any breach of or noncompliance with this Agreement shall be held to be a waiver of any other or subsequent breach or noncompliance.

Section 14.14   Remedies.

Each Member acknowledges and agrees that no remedy at law would be adequate in the event of any breach of this Agreement. Accordingly, if any dispute arises concerning the sale or other disposition of any Company Securities or concerning any other provisions of this Agreement or the obligations of the Members hereunder, each Member agrees that, in addition to any other remedy to which they may be entitled at law or in equity, the other parties hereto shall be entitled to a decree of specific performance to enforce the provisions of this Agreement, including, without limitation, Article 11 (without bond or other security being required unless the party seeking such remedy fails to demonstrate to an appropriate court having jurisdiction that such party has a likelihood of success on the merits), and each Member waives the defense in any action or proceeding brought to enforce this Agreement that there exists an adequate remedy at law. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement or otherwise.

Section 14.15   Units Acquired After the Effective Date; Recapitalizations, Exchanges, etc.

The provisions of this Agreement shall apply, to the full extent set forth herein with respect to all Company Securities, whether now owned or hereafter acquired in any manner by any Member, including any and all equity interests in the Company which may be issued or transferred hereafter to any Member in respect of, in exchange for, or in substitution of Units, by reason of a distribution, unit split, unit issuance, reverse unit split, combination, recapitalization, reclassification, conversion, merger, consolidation or otherwise. Upon the occurrence of any such events, amounts hereunder shall be appropriately adjusted.

Section 14.16   Aggregation of Shares.

For purposes of determining the availability of any rights under this Agreement, the holdings of the applicable Member shall be aggregated with the holdings of its transferees that are Affiliates of such Member.

Section 14.17   No Third Party Beneficiaries.

This Agreement shall not confer any rights or remedies upon any Person (including any other Member not party hereto) other than the parties hereto and their respective successors and permitted assigns and other than the indemnified persons hereunder.

Section 14.18   Counterparts.

This Agreement may be executed in two or more counterparts (including Joinders as counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

TRILOGY INTERNATIONAL PARTNERS LLC

By:	Name: Bradley J. Horwitz
Title: President and
Chief Executive Officer

MANAGING MEMBER:

[U.S. HOLDINGS]

By:	Name:
Title:

MEMBER:

[MEMBER NAME]

By:	Name:
Title:

EXHIBIT A

JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Sixth Amended and Restated Limited Liability Company Agreement, dated as of , 2016 (the “Agreement”), among Trilogy International Partners LLC, the signatories thereto and any Person that may become a party thereto from time to time.

By executing and delivering this Joinder to the Agreement, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Agreement in the same manner as if the undersigned were an original signatory to such agreement as a Member. In connection therewith, effective as of the date hereof the undersigned hereby makes the representations and warranties contained in the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the_____ day of__________ , 20 .

Signature of Member

Print Name of Member

SCHEDULE A

MEMBERS AND UNITS

[see attached.]

SCHEDULE B

REDEMPTION RIGHTS AND OTHER TERMS AND CONDITIONS OF CLASS C UNITS

ARTICLE 1	DEFINITIONS

For the purposes of this Schedule B, unless the context otherwise requires, each capitalized term used and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of this Agreement.

ARTICLE 2	REDEMPTION OF CLASS C UNITS BY HOLDER

2.1	Redemption Right

(a)     From and after the expiration of the Lock-Up Period applicable to any Class C Units, a holder of such Class C Units shall, from time to time, have the right to require the repurchase (the “Redemption Right”) of any or all of such Class C Units held by such holder for either (i) the Redemption Shares or (ii) the Cash Amount, the form of consideration to be determined by the Company. Written notice of the determination of the form of consideration shall be given by the Company to the holder of the Class C Units exercising the Redemption Right no later than ten (10) Business Days prior to the Redemption Date.

(b)     To exercise the Redemption Right, the holder shall deliver to the Managing Member, the Company and Canadian Parent a duly executed Redemption Notice. The Redemption Notice shall (i) specify the number of Class C Units in respect of which the holder is exercising the Redemption Right (the “Subject Units”) and (ii) state the Business Day on which the holder desires to have the Subject Units repurchased (the “Redemption Date”), provided that the Redemption Date shall be not less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date on which the Redemption Notice is delivered to the Managing Member, the Company and Canadian Parent and further provided that, in the event that no such permitted Business Day is specified by the holder in the Redemption Notice, the Redemption Date shall be deemed to be the fifteenth Business Day after the date on which the Redemption Notice is delivered to Canadian Parent, the Managing Member and the Company.

2.2	Share Settlement Option

If Canadian Parent Company Shares are to be issued in exchange for the Subject Units in connection with an exercise of the Redemption Right, and provided that the Redemption Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule B, effective at the close of business on the Redemption Date:

(a)     the Company shall be deemed to have repurchased the Subject Units for cancellation in consideration for the issuance by Canadian Parent to such holder of the applicable number of Redemption Shares and such holder shall be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units;

(b)     Canadian Parent shall either, in its sole discretion, (i) issue and deliver (or cause to be delivered) to such holder, in the manner provided for in Section 2.4 of this Schedule B, the applicable number of Redemption Shares, or (ii) register on its books or via a book-entry system (which may be maintained by or on behalf of its transfer agent), the applicable number of Redemption Shares issued to such holder, in which case no certificate shall be issued to such holder with respect to such Redemption Shares.

(c)     the Company shall issue to Canadian Parent a number of Class B Units equal to the number of Redemption Shares issued and delivered to such holder pursuant to Section 2.2(b) of this Schedule B, in consideration for Canadian Parent issuing and delivering such Redemption Shares to such holder.

Notwithstanding the foregoing, in the event such holder (i) does not provide to Canadian Parent and the Company the account information requested in the “Delivery Instructions” section of the Redemption Notice or (ii) fails to make the representations, warranties and covenants set forth in Annex A to the Redemption Notice or to deliver a properly completed Accredited Investor Certification set forth in Annex B to the Redemption Notice, Canadian Parent and the Company shall be permitted to (x) take all steps deemed reasonable, necessary or desirable in order to effectuate the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B) or (y) withhold the issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.3	Cash Settlement Option

If the Company elects to repurchase the Subject Units for the Cash Amount, and provided that the Redemption Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule B, effective at the close of business on the Redemption Date:

(a)     in the event such holder does not provide the necessary information in the Redemption Notice to allow for the Company to deliver to such holder the aggregate Cash Amount, then, prior to the Redemption Date, the Company shall mail to such holder notice of the intention of the Company to redeem the Subject Units in accordance with the procedures set forth in this Section 2.3(a) of this Schedule B; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Company or, in the event of the address of any such holder not appearing on the records of the Company, then to the last known address of such holder; such notice shall state that (i) the Company shall have the right to deposit the aggregate Cash Amount in a special account with any chartered bank or trust company in Canada (which shall be named in the notice), (ii) the aggregate Cash Amount shall be paid to such holder upon presentation of reasonable evidence of his, her or its identity, and (iii) such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date;

(b)     the Company shall be deemed to have repurchased the Subject Units for cancellation in consideration for the payment to such holder of the aggregate Cash Amount, or upon the deposit of the aggregate Cash Amount in the chartered bank or trust company named in the notice, and such holder shall be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units; and

(c)     the Company shall deliver (or cause to be delivered) to such holder the aggregate Cash Amount and shall cancel such Subject Units; provided that if such holder did not provide the necessary information for the Company to deliver the aggregate Cash Amount in the Redemption Notice, the Company shall have the right to deposit the aggregate Cash Amount in a special account with any chartered bank or trust company in Canada named in the notice delivered by the Company to such holder, the aggregate Cash Amount to be paid to such holder upon presentation of reasonable evidence of his, her or its identity and such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.4	Effect of Redemption

(a)     Subject to compliance by the applicable holder of the Subject Units with the terms of this Schedule B, Canadian Parent (in the case of clause (i) below) or the Company (in the case of clause (ii) below) shall deliver or cause to be delivered to the relevant holder (subject to Sections 2.3(a) and 2.3(c) of this Schedule B), as applicable (i) the applicable Redemption Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or (ii) an amount in cash by wire transfer in an amount equal to the aggregate Cash Amount, in each case, less any amounts withheld on account of tax pursuant to Section 9.3 of this Agreement, and such delivery shall be deemed to be payment of and shall satisfy and discharge all liability for the total consideration payable or issuable.

(b)     On and after the close of business on the Redemption Date, the holders of the Subject Units shall cease to be holders of such Subject Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the applicable consideration, unless payment of the consideration is not made in accordance with the provisions of this Article 2 of this Schedule B. On and after the close of business on the Redemption Date, provided payment of the applicable consideration has been made in accordance with the foregoing provisions, the holder of the Subject Units repurchased in consideration of newly issued Canadian Parent Common Shares shall thereafter be considered and deemed for all purposes to be a holder of Canadian Parent Common Shares issued and delivered to it.

(c)     As a condition to delivery of the consideration, Canadian Parent or the Company (for itself or Canadian Parent) may require presentation and surrender at the head office of the Company, with a copy to the head office of Canadian Parent, of such documents, instruments and information as Canadian Parent or the Company may reasonably require, including, without limitation, requiring the holders of the Subject Units to (i) deliver to Canadian Parent the account information requested in the “Delivery Instructions” section of the Redemption Notice, (ii) deliver the Accredited Investor Certification set forth in Annex B to the Redemption Notice, and (iii) comply with all other requirements applicable to the issuance or transfer of Redemption Shares on a basis exempt from registration under the Securities Act pursuant to Regulation D thereunder or another applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws matters being relied upon by Canadian Parent and/or the Company prior to the Redemption Date. In the event that any holder of the Subject Units does not provide such documents, instruments and information, Canadian Parent and the Company shall be permitted to (x) take all steps deemed reasonable, necessary or desirable in order to effect the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the aggregate Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B) or (y) in the case which Canadian Parent Company Shares are to be issued in exchange for the Subject Units pursuant to Section 2.2 of this Schedule B, withhold issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in the each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

(d)     Notwithstanding Section 2.4(b) of this Schedule B, where a record date in respect of a distribution occurs prior to the Redemption Date and there is any declared and unpaid distribution on any Class C Unit redeemed hereunder, subject to Section 3.1 of this Schedule B, such distribution shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Class C Unit so redeemed hereunder.

(e)     All filing fees, transfer taxes, sales taxes, document stamps or other similar charges (other than income tax obligations) levied by any Governmental Authority in connection with the repurchase of the Class C Units pursuant to this Agreement shall be paid by the Company; provided, however, that the holder of such Class C Units shall pay any such fees, taxes, stamps or similar charges that may be payable as a result of any transfer of the consideration payable in respect of such Class C Units to a Person other than such holder. Except as otherwise provided in this Agreement, each party (other than Canadian Parent and Managing Member, whose costs shall be borne by the Company) will bear its own costs in connection with any holder’s exercise of its Redemption Right.

2.5	Revocation Right

A holder of Subject Units may, by notice in writing given by the holder to the Managing Member, the Company and Canadian Parent before the close of business on the tenth Business Day immediately preceding the Redemption Date, and payment to the Company of all out-of-pocket expenses incurred by the Company, the Managing Member and Canadian Parent in connection with the Redemption Notice, if any, withdraw its Redemption Notice, in which event such Redemption Notice shall be null and void; provided that such holder has not withdrawn a Redemption Notice within the prior twelve (12) month period.

2.6	Mandatory Redemption

(a)     On the earliest to occur of the following: (i) the seven (7)-year anniversary of the Effective Date, (ii) there remains outstanding fewer than five percent (5%) of the number of Class C Units outstanding as of the Effective Time (as such number of Class C Units may be adjusted in accordance with this Agreement to give effect to a combination or subdivision of, or unit distribution on, the Class C Units, or any issue or distribution of rights to acquire Class C Units or securities exchangeable for or convertible into Class C Units following the Effective Time), or (iii) an Equivalency Voting Event is proposed and the holders of the Class C Units fail to vote in a manner so as to maintain the economic equivalence of the Class C Units and the Canadian Parent Common Shares; then on prior written notice given by the Company to the holders of Class C Units at least fifteen days prior to such mandatory redemption in the case of the foregoing Sections 2.6(a)(i) and 2.6(a)(ii), and on the Business Day following the date on which the holders of the Class C Units failed to vote in such manner in the case of the foregoing Section 2.6(a)(iii), the Company shall cause a mandatory redemption of all of the outstanding Class C Units (which shall be deemed to be the Subject Units), on such date as is specified by the Company in such notice (which shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

(b)     In the event a Change of Control of Canadian Parent is to be consummated, then immediately prior to, and conditioned upon the consummation of, such Change of Control, the Company shall cause a mandatory redemption of all of the outstanding Class C Units (which shall be deemed to be the Subject Units), effective immediately prior to, and conditioned upon, the consummation of such Change of Control (which shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

(c)     In the event the Company receives from any holder of Class C Units a Proposed Transfer Notice, then upon notice to such holder within five (5) Business Days of receipt of such notice, the Company shall, unless otherwise determined by all of the Independent Directors, cause a mandatory redemption of all of the outstanding Class C Units subject of the Proposed Transfer Notice (which Units shall be deemed to be the Subject Units), on such date as is specified by the Company in such notice (which shall be no later than the date of the proposed Transfer in the Proposed Transfer Notice and shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

Notwithstanding the foregoing, in the event of any mandatory redemption in accordance with this Section 2.6 of this Schedule B pursuant to which Canadian Parent Company Shares are to be exchanged for the Subject Units, the Company and Canadian Parent shall deliver written notice of such mandatory redemption to the holders of the Subject Units promptly after the occurrence of the event causing such mandatory redemption and such notice shall request each holder to provide to Canadian Parent and the Company (i) the account information requested in the “Delivery Instructions” section of the Redemption Notice, (ii) the representations, warranties and covenants set forth in Annex A to the Redemption Notice are true and correct, and (iii) confirmation to the Company and Canadian Parent of his, her or its status as an accredited investor under U.S. securities laws by delivering the Accredited Investor Certification set forth in Annex B to the Redemption Notice, in each case, prior to the Redemption Date. Such notice from the Company and Canadian Parent shall also provide that (x) in any event, such holder’s Subject Units shall be cancelled and the Redemption Shares shall be issued, in each case, effective at the close of business on the Redemption Date and (y) in the event that such holder does not provide such information and confirmation to Canadian Parent and the Company prior to the Redemption Date, fails to make the representations, warranties and covenants set forth in Annex A to the Redemption Notice, or to deliver a properly completed Accredited Investor Certification set forth in Annex B to the Redemption Notice, Canadian Parent and the Company shall be permitted to (1) take all steps deemed reasonable, necessary or desirable in order to effectuate the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B), or (2) withhold issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.7	Take-Over or Issuer Bid

In the event of a Canadian Parent Offer, the Company will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures to ensure that, if holders of any Class C Units are required to redeem such Class C Units to participate in the Canadian Parent Offer, any such redemption shall be conditional upon and shall only be effective if the Canadian Parent Common Shares tendered or deposited under such Canadian Parent Offer are taken up.

ARTICLE 3	GENERAL

3.1	Fractional Shares

A holder of Class C Units shall not be entitled to any fraction of a Canadian Parent Common Share and no such fractional interest (whether certificated or by book entry) shall be issued, and such holder otherwise entitled to a fractional interest shall only be entitled to receive the nearest whole number of Canadian Parent Common Shares, rounded down.

3.2	Tax Treatment

This Schedule B shall be treated as part of the partnership agreement of the Company as described in Section 761(c) of the Code and Sections 1.704 -1(b)(2)(ii)(h) and 1.761 - 1(c) of the Treasury Regulations promulgated thereunder.

EXHIBIT A REDEMPTION NOTICE1

To: Trilogy International Partners LLC (the “Company”), Trilogy International Partners Inc. (“Canadian Parent”) and U.S. Holdings (the “Managing Member”):

This notice is given pursuant to Section 2.1(a) of Schedule B of the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”), and all capitalized words and expressions used in this notice that are defined in the LLC Agreement have the meanings ascribed to such words and expressions in such LLC Agreement.

The undersigned hereby notifies Canadian Parent, the Managing Member and the Company that the undersigned desires to have redeemed in accordance with the terms of the LLC Agreement:

[ ]	all Class C Unit(s) held by the undersigned; or

[ ]	_____Class C Unit(s) held by the Undersigned.

The undersigned hereby notifies Canadian Parent, the Managing Member and the Company that the Redemption Date shall be the Business Day after the date on which this Redemption Notice is delivered to Canadian Parent, the Managing Member and the Company.

NOTE: The Redemption Date must be a Business Day and must not be less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date upon which this notice is delivered to Canadian Parent, the Managing Member and the Company. If no such Business Day is specified above, the Redemption Date shall be deemed to be the fifteenth Business Day after the date on which this notice is delivered to Canadian Parent, the Managing Member and the Company.

This Redemption Notice may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the fifth Business Day preceding the Redemption Date.

The undersigned acknowledges that any securities issued by Canadian Parent in connection with the redemption (A) have not been registered under the Securities Act, or the securities laws of any state of the United States and may not be offered, sold, pledged or otherwise transferred except (1) pursuant to an exemption from the registration requirements under the Securities Act or (2) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable state securities laws and the securities laws of other jurisdictions and (B) shall bear a restricted legend to the effect set forth in (A).

The undersigned hereby represents and warrants that (i) the representations and warranties set forth in Annex A, are true and correct as of the date hereof and are expected to be true and correct as of the Redemption Date, (ii) the undersigned has attached hereto a completed and executed accredited investor certification dated the date hereof, the form of which is attached hereto as Annex B, and (iii) the undersigned has good title to, and owns, the Class C Units subject to this notice to be acquired by the Company free and clear of all liens, claims and encumbrances.

_________________________________________
          1 Note to Draft: Form of Redemption Notice subject to review and comment by the Transfer Agent.

(Date)	(Signature of Unitholder)

Delivery Instructions:

Any securities resulting from the redemption of the Class C Units shall be delivered to the undersigned by book-entry transfer made to the direct registration systems account maintained by the Registrar and Transfer Agent with CDS and the account of the undersigned, and any cash resulting from a redemption shall be wired, based on the completion of the following:

Name of Holder: ________________________________________
Registrar and Transfer Agent’s CDS Account Number for Canadian Parent:
_______________________________________________________
Transaction Code Number: __________________________________
Redemption Date:_________________________________________
Name of Bank or Financial Institution: __________________________
Account Number: _________________________________________
Routing Number: _________________________________________

Annex A

Representations, Warranties and Covenants of the Holder of Class C Units. Each holder of Class C Units hereby makes the following representations, warranties and covenants to the Company, the Managing Member and Canadian Parent:

(a)     The information regarding the holder of Class C Units set forth herein and in the accompanying accredited investor certification attached hereto completed and signed by the holder of Class C Units and delivered to Canadian Parent, is accurate and complete. The holder of Class C Units is a resident of the state or country of domicile set forth in the accompanying accredited investor certification, or, in the case of an entity, its principal place of business is located in the state or country set forth in its address in the accompanying accredited investor certification and its state or country of organization is as set forth in the accompanying accredited investor certification. The holder of Class C Units is not acquiring the Redemption Shares as a nominee or agent or otherwise for any person.

(b)     The holder of Class C Units has been a holder of Units of the Company, is familiar with the business, financial condition and prospects of the Company, and understands that the initial business of Canadian Parent will be the legacy business of the Company.

(c)     The holder of Class C Units understands that the issuance of the Redemption Shares has not been registered under (i) the Securities Act, in reliance upon the exemption provided in Sections 4(a)(1) or 4(a)(2) of the Securities Act and/or Rule 506(b) thereunder, or (ii) the securities or “Blue Sky” laws of any state, and may rely upon available exemptions therefrom, in each case, based in part on the representations of the holder of Class C Units contained herein.

(d)     The holder of Class C Units is acquiring the Redemption Shares for such holder’s own account as the sole beneficial owner. No other person will have a direct or indirect beneficial interest in the Redemption Shares.

(e)     The holder of Class C Units will not, nor will such holder cause any person to, offer, sell, transfer or otherwise dispose of (collectively, “transfer”) such holder’s Redemption Shares (including any portion thereof) unless such transfer is made (i) pursuant to an applicable exemption from the registration requirements of, or an effective registration statement under, the Securities Act and any applicable state securities or “Blue Sky” laws, (ii) in compliance with the provisions of Canadian Parent’s constating documents, as amended from time to time, (iii) (if applicable) in compliance with the rules and provisions of the applicable National Securities Exchange where such Redemption Shares are listed and where such transfer is proposed to be made and (iv) in the case of a transfer pursuant to an exemption from the Securities Act and/or “Blue Sky” laws such holder and its prospective transferee each certify to Canadian Parent in writing such facts surrounding the transfer as are true and correct and as are required to establish the availability of such exemption. Canadian Parent may require an opinion of counsel in customary form, acceptable to and in form and substance reasonably satisfactory to it, that such transfer is being made pursuant to an exemption from the Securities Act.

(f)     The holder of Class C Units understands that an investment in the Redemption Shares involves substantial risks. At the time of such holder’s acquisition of the Redemption Shares, such holder has such knowledge and experience in financial and business matters and of investment considerations that such holder is and will be capable of evaluating the merits and risks of the prospective investment in the Redemption Shares.

(g)     The holder of Class C Units recognizes that there may not continue to be any public market for the Redemption Shares. Accordingly, it may not be possible for such holder readily to liquidate such holder’s investment. Such holder has no need for liquidity in this investment, has the ability to bear the economic risk of this investment, and at the present time and in the foreseeable future can afford a complete loss of his, her or its investment in the Redemption Shares.

(h)     The holder of Class C Units is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(i)     The holder of Class C Units has received, carefully read and reviewed and is familiar with the latest annual and quarterly reports of the Company and publicly filed annual or quarterly report of Canadian Parent and Canadian Parent’s constating documents and confirms that all requested documents pertaining to such holder’s investment in Canadian Parent have been made available to such holder and/or its representatives. In formulating a decision to invest in Canadian Parent, such holder has not relied or acted on the basis of any representations or other information purported to be given on behalf of the Company, the Managing Member or Canadian Parent (it being understood that no person has been authorized by the Company, the Managing Member, or Canadian Parent to furnish any such representations or other information). Such holder confirms that it is not acquiring the Redemption Shares as a result of any form of general solicitation or general advertising.

(j)     Except in the case of a mandatory redemption of Class C Units, the holder of Class C Units and/or its advisors have had the opportunity to ask questions of, and receive answers from, Canadian Parent concerning the terms of an investment in Canadian Parent. Except in the case of a mandatory redemption of Class C Units, all such questions have been answered to the full satisfaction of such holder. Such holder and/or its advisors have received or have had full access to all the information Canadian Parent and/or Canadian Parent’s advisors consider necessary or appropriate to make an informed investment decision with respect to the Redemption Shares.

(k)     The holder of Class C Units is not relying on Canadian Parent or the Company or any person or entity with respect to the legal, tax and other economic considerations of such holder relating to the investment to acquire the Redemption Shares. In regard to such considerations, such holder has relied on the advice of, or has consulted with, only its advisors.

Annex B

ACCREDITED INVESTOR CERTIFICATION
(Date, initial the appropriate item(s) and sign)

__________, 20__

The undersigned represents and warrants to Trilogy International Partners Inc. and Trilogy Internal Partners LLC indicated below by the undersigned’s initials and signature:

A.	Individual investors: (Please initial one or more of the following four statements.)

1.	_____

I certify that I am an accredited investor because I have had individual income (exclusive of any income earned by my spouse) in excess of $200,000 in each of the most recent two years and I reasonably expect to have an individual income in excess of $200,000 for the current year

2.	_____

I certify that I am an accredited investor because I have had joint income with my spouse in excess of $300,000 in each of the most recent two years and I reasonably expect to have joint income with my spouse in excess of

3.	_____

I certify that I am an accredited investor because I have an individual net worth, or my spouse and I have a joint net worth, not including the value of my or our primary residence, in excess of $1,000,000. In calculating "net worth" exclude from total liabilities any mortgage on the primary residence in an amount of up to the home's estimated fair market value as long as the mortgage was incurred more than 60 days before the securities are purchased but include (i) any mortgage amount in excess of the

4.	_____	I am a director or executive officer of Trilogy International Partners Inc
B.	Partnerships, corporations, trusts or other entities: (Please initial one of the following eight statements.) The undersigned herby certifies that it is an

1.		an investment company registered under the Investment Company Act of
2.		an employee benefit plan whose total assets exceed $5,000,000;
3.	_____

an employee benefit plan whose investments decisions are made by a plan fiduciary which is either a bank, savings and loan association or an insurance company (as defined in Section 3(a) of the Securities Act) or an

4.	_____	a self-directed employee benefit plan, including an Individual Retirement Account, with investment decisions made solely by persons
5.

an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc., whose

6.	_____

a corporation, partnership or Massachusetts or similar business trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc. and whose purchase is directed by a sophisticated person as described in Rule 506(b)(ii) of Regulation D and who has such knowledge and experience in financial and business matters that he is

7.	_____

a trust, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc., with total assets in excess of $5,000,000, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in equity

8.

an entity (including a revocable grantor trust but other than a conventional trust) in which each of the equity owners qualifies as an accredited investor (a separate Accredited Investor Certification must be

If the holder is an INDIVIDUAL, or if the holder are INDIVIDUALS who hold as JOINT TENANTS WITH RIGHT OF SURVIVORSHIP, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

Print Name(s)	Social Security Number(s)

Signature(s) of holder(s)	Joint Signature

Address	Date

State/Country of Domicile

If the holder is a PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY or LIMITED LIABILITY PARTNERSHIP:

Name of Partnership, Corporation, Trust	Federal Taxpayer Identification Number
Limited Liability Company or Limited
Liability Partnership

By:
State/Country of Organization

Name:
Address

Title:
Date

SCHEDULE C

REGISTRATION RIGHTS PROVISIONS

1.	DEFINITIONS.

For purposes of this Schedule C, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of the Agreement to which this Schedule is annexed, and the following terms shall have the following meanings:

(a)     “Additional Filing Deadline” means, with respect to any Registration Statement(s) that may be required to be filed pursuant to Section 3(a)(iii), (i) the first date or time that such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required because (A) the SEC shall have notified Canadian Parent in writing that certain Registrable Securities were not eligible for inclusion in a previously filed Registration Statement or (B) the existing Registration Statement is no longer available for resales of the Registrable Securities, or (ii) if such Registration Statement is required for any reason other than as described in (i) above, the twentieth (20th) calendar day following the date on which Canadian Parent first becomes aware or is notified that such additional Registration Statement is required.

(b)     “Additional Registration Deadline” means, with respect to any Registration Statement(s) that may be required to be filed pursuant to Section 3(a)(iii), the thirtieth (30th) calendar day following (i) the first date or time that such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required because (A) the SEC shall have notified Canadian Parent in writing that certain Registrable Securities were not eligible for inclusion on a previously filed Registration Statement or (B) the existing Registration Statement is no longer available for resales of the Registrable Securities, or (ii) if such Registration Statement is required for any reason other than as described in (i) above, the twentieth (20th) calendar day following the date on which Canadian Parent first becomes aware or is notified that such additional Registration Statement is required.

(c)     “Board of Directors” means the Board of Directors of Canadian Parent. (d) “Canadian Securities Regulators” means the ten Canadian provincial and three Canadian territorial regulatory agencies responsible for securities regulation in their respective provinces and territories, and, if applicable, a national Canadian securities regulator.

(e)     “FPI” means a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(f)     “FPI Determination” means an assessment by the Board of Directors and, after consultation with the Holder Representative, a determination by the Board of Directors as to whether Canadian Parent (i) in the case of a January FPI Determination and an April FPI Determination, will continue to qualify as a FPI as of the last business day of Canadian Parent’s second fiscal quarter next to occur, and (ii) in the case of a July FPI Determination, qualifies as a FPI as of the last business day of Canadian Parent’s most recently completed second fiscal quarter.

(g)     “FPI Failure Determination” means the determination made (or deemed made) by the Board of Directors pursuant to Section 2(a) of this Schedule C that (i) in the case of a January FPI Determination or an April FPI Determination, Canadian Parent will no longer qualify as a FPI as of the last business day of its second fiscal quarter next to occur and (ii) in the case of July FPI Determination, Canadian Parent no longer qualifies as a FPI as of the last business day of its most recently completed second fiscal quarter.

(h)     “Holder” means any holder or beneficial owner of Registrable Securities and any transferee or assignee thereof who agrees to become bound by the provisions of this Schedule C in accordance with Section 10 of this Schedule C.

(i)     “Holder Representative” means___________________________ .

(j)     “Initial Filing Deadline” means the first to occur of (i) the first February 28 (in the case of a January FPI Determination), May 31 (in the case of an April FPI Determination) or August 31 (in the case of a July FPI Determination) which follows an FPI Failure Determination, (ii) the 15th day following a U.S. Listing Determination and (iii) [July 31], 2017 [NTD: This date is to be adjusted to the six month anniversary of the closing date of the Arrangement].

(k)     “MJDS” means the Multijurisdictional Disclosure System adopted by the SEC and the Canadian Securities Administrators to facilitate cross-border public offerings of securities between the United States of America and Canada.

(l)     “MJDS Shelf Registration” means a shelf registration statement (i) filed by Canadian Parent with the OSC and the SEC on Form F-10 pursuant to the MJDS, (ii) having, in each case, been ordered, declared or otherwise having become effective under Canadian and U.S. securities laws, and (iii) registering a number of Canadian Parent Common Shares for offering on a continuous basis which at all times during which such registration statement remains effective shall be no less than the number of Registrable Securities permitted to be registered thereon.

(m)     “MJDS Registrable Securities Registration” means a registration of Registrable Securities effected by means of a MJDS Shelf Registration and the filing with the SEC pursuant to General Instruction II.L. to Form F-10 (or any successor form or instruction providing for offering securities on a continuous basis pursuant to the MJDS) of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus, and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(n)     “OSC” means the Ontario Securities Commission.

(o)     “Redemption Shares” means all of the Canadian Parent Common Shares issued or issuable pursuant to the Redemption Right.

(p)     “Register,” “registered,” and “registration” refer to a securities resale registration effected by either a MJDS Registrable Securities Registration or a U.S. Registrable Securities Registration, and in either case including (i) the applicable Registration Statement 2 becoming effective under the Securities Act (whether by declaration of the SEC or otherwise) and (ii) the filing with the SEC of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(q)     “Registrable Securities” means all (i) Canadian Parent Common Shares held and/or beneficially owned by SG, (ii) Redemption Shares initially issued or issuable to any Person pursuant to the Redemption Right, (iii) Canadian Parent Common Shares issued in exchange for (x) membership units in Trilogy International New Zealand LLC or (y) shares, or options for shares, of Two Degrees Mobile Limited, and (iv) any shares of capital stock issued or issuable with respect to the securities described in clause (i) through (iii) as a result of any stock split, stock dividend, recapitalization, exchange or similar event. Securities will cease to be Registrable Securities: when (I) (x)(A) they have been effectively registered and disposed of in accordance with such registration or (B) they have been disposed of pursuant to Rule 144 or Rules 903 or 904 of Regulation S under the Securities Act and (y) the recipient thereof receives securities that are not “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act; or (II) following the second anniversary of the first date that there are no longer any Class C Units outstanding, when all of the Registrable Securities may be immediately sold to the public without registration, additional holding period or restriction (including without limitation as to volume by any Holder thereof) under Rule 144.

(r)     “Registration Deadline” shall mean the date (which shall not be prior to [May 31], 2017) [NTD: this date shall be adjusted to the five month anniversary of the closing of the Arrangement] by which a Registration Statement must be effective under the Securities Act and a final prospectus or prospectus supplement covering the resale of all of the Registrable Securities filed with the SEC either pursuant to Rule 424 or General Instruction 11.L. of Form F- 10, as follows: (i) with respect to a registration required pursuant to clause (iii) of the definition of Initial Filing Deadline, [November 30,] 2017 [NTD: This date shall be adjusted to the four month anniversary of an Initial Filing Deadline pursuant to said clause (iii) of Sec. 1(j)]; (ii) with respect to a registration required following a FPI Failure Determination (y) pursuant to clause (i) of the definition of FPI Failure Determination, ten (10) days before the last Business Day of Canadian Parent’s second fiscal quarter next to occur, and (z) pursuant to clause (ii) of the definition of FPI Failure Determination, sixty (60) days before the last Business Day of Canadian Parent’s fourth fiscal quarter next to occur; (iii) with respect to a registration following a U.S. Listing Determination, 90 days after such Determination; (iv) in the case of a MJDS Shelf Registration the date that is thirty (30) days after the date that the Registration Statement is actually filed; and (v) with respect to any Registration Statements required to be filed under Section 3(a)(iii), the Additional Registration Deadline.

(s)     “Registration Statement” means a registration statement of Canadian Parent under the Securities Act required to be filed hereunder.

(t)     “Second Filing Deadline” means the first February 28 (in the case of a January FPI Determination), May 31 (in the caseof an April FPI Determination) or August 31 (in the case of a July FPI Determination) which follows a FPI Failure Determination made (or deemed made) after a MJDS Registrable Securities Registration had been completed.

3

(u)     “SG” means SG Enterprises II, LLC.

(v)     “U.S. Listing Determination” means the determination by the Board of Directors to list any Canadian Parent Common Shares on a U.S. securities exchange (including, without limitation, the Nasdaq Global Market).

(w)     “U.S. Registrable Securities Registration” means a registration of Registrable Securities effected by (i) preparing and filing a Registration Statement with the SEC on Form S-1 or if Canadian Parent is then eligible therefor, Form S-3 (or the successor form to either such form) in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act (or any successor rule providing for offering securities on a continuous basis), (ii) the effectiveness of the applicable Registration Statement under the Securities Act (whether by declaration or otherwise) and (iii) the filing with the SEC of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus, and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

2.	FPI AND U.S. LISTING DETERMINATION.

(a)     Unless and until a U.S. Registrable Securities Registration shall have already been effected, during each January, April and July until there are no longer any Registrable Securities outstanding, the Board of Directors shall complete a FPI Determination. On or before January 31, April 30, or July 31 of that year, as applicable, Canadian Parent shall give written notice to SG and the Holder Representative of the outcome of the FPI Determination. If the Board of Directors fails to timely complete or timely give notice of the FPI Determination, it shall be deemed to have made a FPI Failure Determination.

(b)     Canadian Parent shall not list Canadian Parent Common Shares on a U.S. securities exchange (including, without limitation, the Nasdaq Global Market) unless the Board of Directors has made a U.S. Listing Determination not less than 30 days before the effective date of such listing. Within one Business Day after such U.S. Listing Determination, Canadian Parent shall give written notice thereof to SG and the Holder Representative. Canadian Parent shall not list any Canadian Parent Common Shares on a U.S. securities exchange unless, on the date such listing occurs, all Registrable Securities are covered by an effective Registration Statement.

(c)     The chief executive officer, chief financial officer and general counsel of Canadian Parent shall, in advance of a required FPI Determination date, review Canadian Parent’s circumstances and their upcoming recommendation to the Board of Directors as to Canadian Parent’s FPI status; and if such officers believe that a FPI Failure Determination is likely on the next FPI Determination date, cause preparation of a U.S. Registrable Securities Registration to begin sufficiently in advance of the Initial Filing Deadline or Second Filing Deadline, as applicable, so that such Filing Deadline and the related Registration Deadline will be satisfied. If at any time a Holder of Registrable Securities notifies Canadian Parent that such Holder believes that a U.S. Registrable Securities Registration or a MJDS Registrable Securities Registration is or will shortly become necessary, and the reason therefor, Canadian Parent shall advise the Board of Directors of such notification, and the Board of Directors shall promptly thereafter determine if it believes such registration is or will become necessary. If the Board of Directors believes that such registration is or will become necessary it shall cause preparation of the requested Registration Statement to begin promptly and in advance of the next required FPI Determination, and to be filed as promptly as possible to ensure that the Initial Filing Deadline or Second Filing Deadline, as applicable, and related Registration Deadline, will be satisfied.

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3.	REGISTRATION.

(a)     Mandatory Registration. (i) On or prior to the Initial Filing Deadline, Canadian Parent shall file with the SEC a Registration Statement to register the resale of the Registrable Securities. The Registration Statement shall be a U.S. Registrable Securities Registration and register only the Registrable Securities and no other securities of Canadian Parent; provided that if Canadian Parent is then a FPI and no FPI Failure Determination has occurred, Canadian Parent may effect the registration of the resale of the Registrable Securities by filing a MJDS Registrable Securities Registration, and in the case that Canadian Parent does not then already have an effective MJDS Shelf Registration the resale registration process shall be initiated by the filing of a MJDS Shelf Registration prior to the Initial Filing Deadline, and promptly after the effectiveness thereof with the OSC and SEC, Canadian Parent shall file a final prospectus or prospectus supplement with the OSC and SEC pursuant to General Instruction II.L. to Form F-10 (or successor thereto) meeting the requirements of the Securities Act and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(ii)     On or prior to the Second Filing Deadline, Canadian Parent shall file with the SEC a Registration Statement for the resale registration of the Registrable Securities, which shall be a U.S. Registrable Securities Registration and register only the Registrable Securities and no other securities of Canadian Parent, provided that such filing of a Registration Statement shall not be required if all outstanding Registrable Securities are registered on an effective Registration Statement pursuant to a U.S. Registrable Securities Registration at such time.

(iii)     If for any reason the SEC does not permit the resale of all of the Registrable Securities to be registered on the Registration Statement filed pursuant to Section 3(a)(i) or (ii) above, or for any other reason any Registrable Securities are not then included in, and available for resale under, the Registration Statement filed pursuant to this Schedule C, or for any other reason the previously filed Registration Statement, prospectus or prospectus supplement may no longer be used (including, without limitation, if the registration is a MJDS Registrable Securities Registration Statement because the related Canadian home jurisdiction shelf prospectus may no longer be used), then Canadian Parent shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC an additional Registration Statement (which shall, subject to the proviso to Section 3(a)(i) which may permit a MJDS Registrable Securities Registration, be a U.S. Registrable Securities Registration) covering the resale of all Registrable Securities not already covered, or that will no longer be covered, by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to (depending on the Registration Statement form then used) Rule 415 or General Instruction II.L. of Form F-10 (or successor thereto).

5

(b)     Each Registration Statement (and each amendment or supplement thereto, as applicable) and each final prospectus or prospectus supplement, as applicable, shall be provided to SG, the Holder Representative and their respective counsel at least seven (7) Business Days prior to its filing or other submission and shall not be filed or otherwise submitted if any of the foregoing notifies Canadian Parent of their objection thereto until such objections are resolved. Subject to any comments from the SEC or applicable Canadian Securities Administrators, such final prospectus, prospectus supplement or Registration Statement shall include a plan of distribution substantially identical to that attached hereto as Exhibit A; provided, however, that no selling shareholder shall be named as an “underwriter” therein without the selling shareholder’s prior written consent.

4.	OBLIGATIONS OF CANADIAN PARENT.

In connection with the registration of the Registrable Securities, Canadian Parent shall have the following obligations:

(a)     Canadian Parent shall prepare promptly after a U.S. Listing Determination or FPI Failure Determination, and in any case in advance of [July 31], 2017 [NTD: adjust date per (iii) of 1(j)], and file with the SEC as soon as practicable thereafter (but in any event no later than the Initial Filing Deadline or Second Filing Deadline, as applicable), a Registration Statement and, to the extent required, a final prospectus or prospectus supplement thereto, as required by Section 3(a), in each case with respect to all of the Registrable Securities, and thereafter use its reasonable best efforts to cause the Registration Statement relating to Registrable Securities to become effective as soon as possible after such filing, but in any event no later than the Registration Deadline, and shall keep the Registration Statement current and effective (including by means of all amendments and supplements as may be required for such purposes) pursuant to Rule 415, if applicable, or General Instruction II.L. of Form F-10 (or successor thereto), if applicable, in which latter case Canadian Parent shall also make all such filings with all applicable Canadian Securities Administrators or other securities regulatory authorities of a Canadian shelf prospectus, and all amendments and supplements thereto, as shall be necessary or appropriate, at all times until such date as there are no longer any Registrable Securities covered thereby (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein and any related prospectus and amendments or supplements thereto), except for information provided by a Member or any transferee of a Member, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.

(b)     Canadian Parent shall promptly prepare and file with the SEC such amendments, including post-effective amendments (and use its reasonable best efforts to cause effectiveness of such amendments), prospectuses and prospectus supplements as may be required pursuant to Rule 424 under the Securities Act, and supplements to each Registration Statement and the prospectus used in connection with each Registration Statement as may be necessary to keep each Registration Statement current and effective at all times during the Registration Period, prepare and file (and use its reasonable best efforts to cause effectiveness of) such additional Registration Statements as may be required pursuant to Section 3(a)(iii) hereof, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by each Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in each Registration Statement. In the event that on any Trading Day (as defined below) (the “Registration Trigger Date”) the number of Canadian Parent Common Shares available under the Registration Statement(s) filed pursuant to this Schedule C is insufficient to cover the resale of all of the Registrable Securities issued or issuable pursuant to Redemption Rights, Canadian Parent shall amend the Registration Statements, or file a new Registration Statement (on the short form available therefore, if applicable), or both, so as to register for resale the total number of Registrable Securities so issued or issuable as of the Registration Trigger Date as soon as practicable, but in any event within twenty (20) calendar days after the Registration Trigger Date. Canadian Parent shall cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof, but in any event Canadian Parent shall cause such amendment and/or new Registration Statement to become effective within sixty (60) days of the Registration Trigger Date or as promptly as practicable in the event Canadian Parent is required to increase its authorized shares. “Trading Day” shall mean any day on which the Canadian Parent Common Shares are traded for any period on the TSX, or on the principal U.S. securities exchange or other U.S. securities market on which the Canadian Parent Common Shares are then traded.

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(c)     Canadian Parent shall furnish to SG and the Holder Representative and their respective legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by Canadian Parent, one copy of each Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and, in the case of a Registration Statement referred to in Section 3(a), each letter written by or on behalf of Canadian Parent to the SEC or OSC or the staff of the SEC or OSC, and each item of correspondence from the SEC or OSC or the staff of the SEC or OSC, in each case relating to such Registration Statement (other than any portion of any thereof for which Canadian Parent has sought confidential treatment from the SEC or OSC); provided that if the Registration Statement has been filed on Form F-10 (or successor thereto), any preliminary prospectus and prospectus and each amendment or supplement thereto included in such Registration Statement shall consist of the corresponding preliminary prospectus, prospectus or amendment or supplement thereto filed with the Canadian Securities Administrators or other securities regulatory authorities, with such additions and deletions as are required or permitted by Form F-10; and provided further that Canadian Parent may excise any information contained therein which would constitute [material non-public information as to any shareholder which has not executed a confidentiality agreement with Canadian Parent,]1 and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements and such other documents as SG or the Holder Representative may reasonably request in order to facilitate the disposition of the Registrable Securities owned by a holder thereof. Canadian Parent will immediately notify SG and the Holder Representative and the Members by facsimile or email of the effectiveness of each Registration Statement or any post- effective amendment thereto. Canadian Parent will respond to any and all comments received from the SEC or any Canadian Securities Administrators or other securities regulatory authorities as soon as reasonably practicable, with a view towards causing each Registration Statement or any amendment thereto to become effective under the Securities Act as soon as practicable and, if applicable, shall file an acceleration request as soon as practicable, but no later than five (5) Business Days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review (or, in the case of a Registration Statement on Form F-10 (or successor thereto), obtain a final receipt in respect of the related shelf prospectus from Canadian Parent’s principal provincial securities regulator, and provide such final receipt to the SEC as promptly as practicable after the filing of such Registration Statement).

_________________________________________
1 Confirm that holders want to receive MNPI, which may require cessation of sales until publicly disclosed, and that Canadian Parent will notify whenever MNPI is provided.

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(d)     Canadian Parent shall use its reasonable best efforts to (i) register and qualify, in any jurisdiction in the United States where registration and/or qualification is required or reasonably requested by SG or the Holder Representative to facilitate the resale of the Registrable Securities, the Registrable Securities covered by the Registration Statements under such other securities or “blue sky” laws of such jurisdictions, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that Canadian Parent shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.

(e)     As promptly as practicable after first becoming aware of such event, Canadian Parent shall notify the Holders and the Holder Representative of the happening of any event as a result of which the prospectus included in any Registration Statement, as then in effect, or any applicable prospectus supplement includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use its reasonable best efforts promptly to prepare a supplement or amendment to any Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to the Holder Representative and the Holders as they may reasonably request.

(f)     Canadian Parent shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, and, if such an order is issued or suspension occurs, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Holder Representative and each Holder (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof.

(g)     Canadian Parent shall permit a single firm of counsel designated by the Holder Representative and a single firm of counsel designated by SG to review such Registration Statement and all amendments and supplements thereto (as well as all requests for acceleration or effectiveness thereof), at Canadian Parent’s cost, a reasonable period of time prior to their filing with the SEC or OSC (not less than five (5) Business Days but not more than eight (8) Business Days) and not file any documents in a form to which either such counsel reasonably objects and, to the extent applicable, will not request acceleration of such Registration Statement without prior notice to such counsel.

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(h)     Canadian Parent shall hold in confidence and not make any disclosure of information concerning a Holder provided to Canadian Parent unless (i) disclosure of such information is necessary to comply with applicable federal, state or provincial securities laws, (ii) the disclosure of such information is necessary to avoid or correct a material misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. Canadian Parent agrees that it shall, upon learning that disclosure of such information concerning such Holder is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Holder prior to making such disclosure, and allow such Holder, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(i)     Canadian Parent shall use its reasonable best efforts: to cause all the Registrable Securities covered by each Registration Statement to be listed on each U.S. and Canadian securities exchange on which securities of the same class or series issued by Canadian Parent are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange; to in any case cause the Registrable Securities to be listed on a National Securities Exchange; and to arrange for at least two market makers to register with the Financial Industry Regulatory Authority, Inc. (“FINRA”) as such with respect to such Registrable Securities.

(j)     Canadian Parent shall provide and maintain at all times a transfer agent and registrar, which may be a single entity, for the Registrable Securities.

(k)     Canadian Parent shall cooperate with the Holders and the managing underwriter or underwriters, if any, as reasonably requested by them with respect to an applicable Registration Statement, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to any Registration Statement and enable such certificates to be in such denominations or amounts as a Holder may reasonably request and registered in such names as the Holder may request or (ii) entry into a direct registration or other electronic book-entry system representing those Registrable Securities (not bearing any restrictive legends or similar notations) to be offered pursuant to such Registration Statement, in such denominations or amounts, as the case may be, as the managing underwriter or underwriters, if any, or the Holder may reasonably request and registered in such names as the managing underwriter or underwriters, if any, or the Holder may request. Within three (3) Business Days after a Registration Statement for the resale of Registrable Securities becomes effective with the SEC (or a prospectus supplement relating thereto is otherwise available for the sale of Registrable Securities as contemplated herein), Canadian Parent shall deliver, and shall cause legal counsel selected by Canadian Parent to deliver, to the transfer agent for the Registrable Securities (with copies to the SG and the Holder Representative) an appropriate instruction and an opinion of such counsel if, and in the form, required by the transfer agent in order to issue the Registrable Securities free of restrictive legends or similar notations. Within one (1) Business Day after any Registration Statement becomes effective with the SEC, Canadian Parent shall deliver to the Transfer Agent for such Registrable Securities (with copies to the Holders and the Holder Representative) confirmation that such Registration Statement has become effective with the SEC and stating (if applicable) that certificates representing the Registrable Securities may be issued (or entry into a direct registration or other book-entry system may be made) without any restrictive legend or notation. Thereafter, if reasonably requested by the Holder Representative or a Holder at any time, Canadian Parent shall deliver to the Holder Representative or Holder a written confirmation of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is currently effective and available to the Holder for sale of all of its Registrable Securities.

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(l)     At the reasonable request of SG or the Holder Representative, Canadian Parent shall prepare and file with the SEC such amendments, including post-effective amendments (and use its reasonable best efforts to cause effectiveness of such amendments) and supplements to a Registration Statement and any prospectus used in connection with the Registration Statement, and shall prepare and file with all applicable Canadian Securities Administrators or other securities regulatory authorities, any corresponding amendments to the related Canadian prospectus, as may be necessary in order to change the plan of distribution set forth in such Registration Statement.

(m)     Canadian Parent shall take all other reasonable actions necessary to expedite and facilitate disposition by the Holders pursuant to a RegistrationStatement.

(n)     Canadian Parent shall comply with all applicable laws related to a Registration Statement (and any related Canadian prospectus) and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including, without limitation, the Securities Act, the Securities Exchange Act, applicable U.S. state “blue sky” laws, and applicable Canadian (and Canadian provincial) law and the rules and regulations promulgated by the SEC, applicable Canadian Securities Administrators or other U.S. or Canadian securities regulatory authorities, self-regulatory authorities and securities exchanges).

(o)     If required by the Financial Industry Regulatory Authority, Inc. Corporate Financing Department, Canadian Parent shall promptly effect a filing with FINRA pursuant to FINRA Rule 5110 with respect to a public offering in connection with the resale of Registrable Securities under the Registration Statement (an “Issuer Filing”), and pay the filing fee required by such Issuer Filing. Canadian Parent shall use commercially reasonable efforts to pursue the Issuer Filing and respond to all comments and requests from the staff of FINRA until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by the Registration Statement.

(p)     In connection with any Registration Statement filed on Form F-10 (or successor thereto), Canadian Parent shall make such filings (including, without limitation, of one or more shelf prospectuses or amendments and/or supplements thereto) with all applicable Canadian Securities Administrators or other securities regulatory authorities, self-regulatory authorities and securities exchanges, shall promptly respond to any comments thereof, and shall take such other actions in Canada or any province thereof as shall be necessary or appropriate, in each case, to enable such Registration Statement to become effective and become and remain available for resale of all of the Registrable Securities covered thereby in the same manner and to the same extent as if such Registration Statement were registered on Form F-3.

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(q)     Canadian Parent shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Securities Exchange Act, including, without limitation, Rule 172 under the Securities Act, promptly file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act or General Instruction II.L. of Form F-10, promptly inform the Holders and the Holder Representative in writing if, at any time during the Registration Period, Canadian Parent does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration and resale of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection (q), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of Canadian Parent’s fiscal year, “Availability Date” means the 120th day after the end of such fourth fiscal quarter).

5.	OBLIGATIONS OF THE HOLDERS.

In connection with the registration of the Registrable Securities, the Holders shall have the following obligations:

(a)     It shall be a condition precedent to the obligations of Canadian Parent to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a Holder thereof that such Holder shall furnish to Canadian Parent such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities of such Holder and shall execute such documents in connection with such registration as Canadian Parent may reasonably request, provided that no failure of any Holder to comply with such obligations shall in any way limit Canadian Parent’s obligations with respect to any other Holder. At least five (5) Business Days prior to the anticipated filing date of a Registration Statement, Canadian Parent shall notify each Holder and the Holder Representative of the information Canadian Parent requires from such Holder. Any such information shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(b)     Each Holder, by such Holder’s acceptance of the Registrable Securities, agrees to cooperate with Canadian Parent as reasonably requested by Canadian Parent in connection with the preparation and filing of a Registration Statement (including the filing of the initial prospectus supplement referred to in Section 3(a)(i) above) hereunder, unless such Holder has notified Canadian Parent in writing of the Holder’s election to exclude all of the Holder’s Registrable Securities from such Registration Statement.

(c)     Each Holder agrees that, upon receipt of any notice from Canadian Parent of the happening of any event of the kind described in Section 4(e) or 4(f), the Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(e) and, if so directed by Canadian Parent, the Holder shall deliver to Canadian Parent (at the expense of Canadian Parent) or destroy (and deliver to Canadian Parent a certificate of destruction) all copies in the Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice (other than such copies maintained for such Holder’s administrative records).

6.	EXPENSES OF REGISTRATION.

All expenses, other than underwriting discounts and commissions, if any, incurred in connection with registrations, filings or qualifications pursuant to this Schedule C, including, without limitation, all SEC and other registration fees, listing and qualification fees (including, without limitation, fees of U.S. and Canadian securities exchanges, “blue sky” fees and fees in connection with the Issuer Filing), printers and accounting fees, and the fees and disbursements of counsel for each of Canadian Parent, SG and the Holder Representative (but not including fees and disbursements of more than one counsel for each of SG and the Holder Representative) shall be borne by Canadian Parent.

7.	INDEMNIFICATION.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)     Canadian Parent and the Company, jointly and severally (but the Company only, in the case of clause (v) below, and Canadian Parent only, after the Company is terminated), will indemnify, hold harmless and defend (i) the Holders and the Holder Representative, (ii) the directors, officers, partners, managers, members, employees, agents thereof and each Person who controls any Holder or the Holder Representative within the meaning of the Securities Act, the Securities Exchange Act or applicable Canadian (or Canadian provincial) law, if any, (iii) any underwriter (as defined in the Securities Act) for the Holder(s) of Registrable Securities in connection with an underwritten offering and any broker-dealer that participates in a sale hereunder on behalf of a Holder, (iv) the directors, officers, partners, employees and each Person who controls any such underwriter within the meaning of the Securities Act, the Exchange Act or applicable Canadian (or Canadian provincial) law, if any, (v) Canadian Parent, and (vi) the directors, officers, partners and employees of Canadian Parent and each Person who controls Canadian Parent, if any (each, an “Indemnified Person”), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if Canadian Parent files any amendment thereof or supplement thereto with the SEC), any “free- writing prospectus” or any related prospectus (or amendment or supplement thereto) or other document filed with the SEC or any Canadian Securities Administrators or other securities regulatory authorities or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by Canadian Parent of the Securities Act, the Exchange Act, applicable Canadian (or Canadian provincial) law, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). Canadian Parent and the Company, jointly and severally, shall reimburse the Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification contained in this Section 7(a) shall not apply (A) to a Claim against an Indemnified Person arising out of or based upon a Violation to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing to Canadian Parent by or on behalf of such Indemnified Person for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto; or (B) to any amounts paid in settlement of any Claim effected without the prior written consent of Canadian Parent and the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect indefinitely regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 10. This indemnity shall be in addition to any liability that Canadian Parent or the Company may otherwise have.

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(b)     Promptly after receipt by an Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company and/or Canadian Parent under this Section 7, deliver to the Company and Canadian Parent a written notice of the commencement thereof, and the Company and/or Canadian Parent shall have the right to participate in, and, to the extent the Company and/or Canadian Parent so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and Canadian Parent and the Indemnified Person, as the case may be, provided, however, that an Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the Company and/or Canadian Parent, if, (a) the Company and/or Canadian Parent has agreed to pay such fees or expenses, or (b) the Company and/or Canadian Parent shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to such Indemnified Person within ten (10) Business Days of receiving notification of such Claim or (c) in the reasonable opinion of counsel for the Indemnified Person, there may be actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Indemnified Person that are different from or additional to those available to any other party represented by such counsel in such proceeding. The Company and/or Canadian Parent shall pay for only one separate legal counsel for the Indemnified Persons, and such legal counsel shall be selected jointly by SG and the Holder Representative. The failure to deliver written notice to the Company and Canadian Parent within a reasonable time of the commencement of any such action shall not relieve the Company or Canadian Parent of any liability to the Indemnified Person under this Section 7, except to the extent that the Company or Canadian Parent is actually prejudiced in its ability to defend such action. Any Indemnified Person may retain its own counsel for any reason at its own expense.

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(c)     In connection with any Registration Statement in which a Holder participates, such Holder will, severally and not jointly, indemnify, hold harmless and defend (i) the Company and Canadian Parent, and (ii) the directors, officers, partners, managers, members, employees, or agents of the Company or Canadian Parent, if any (each, a “Company/Canadian Parent Indemnified Person”), against any Claims to which any of them may become subject insofar as such Claims arise out of or are based upon any Violation which occurs solely due to the inclusion by Canadian Parent in a Registration Statement of an untrue statement of a material fact or materially misleading information about such Holder, where such information was furnished in writing to Canadian Parent by such Holder or on behalf of such Holder for the purpose of inclusion in such Registration Statement. Notwithstanding anything herein to the contrary, the indemnity contained in this Section 7(c) shall not apply to amounts paid in settlement of any Indemnity Claim if such settlement is effected without the prior written consent of such Holder, which consent shall not be unreasonably withheld or delayed; and provided, further, however, that a Holder shall not be liable under this Section 7(c) for any amount of an Indemnity Claim greater in amount than the net amount of proceeds actually received by such Holder from the sale of Registrable Securities giving rise to such Violation.

(d)     Promptly after receipt by a Company/Canadian Parent Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Company/Canadian Parent Indemnified Person shall, if an Indemnity Claim in respect thereof is to be made against a Holder under this Section 7, deliver to such Holder and the Holder Representative a written notice of the commencement thereof, and such Holder shall have the right to participate in, and, to the extent such Holder so desires, to assume control of the defense thereof with counsel mutually satisfactory to such Holder and the Company/Canadian Parent Indemnified Person, as the case may be, provided, however, that a Company/Canadian Parent Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the Holder, if (a) the Holder has agreed to pay such fees or expenses, or (b) the Holder shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to such Company/Canadian Parent Indemnified Person within ten (10) Business Days of receiving notification of such Claim, or (c) in the reasonable opinion of counsel for the Company/Canadian Parent Indemnified Person, there may be actual or potential differing interests between such Company/Canadian Parent Indemnified Person and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Company/Canadian Parent Indemnified Person that are different from or additional to those available to any other party represented by such counsel in such proceeding. A Holder shall pay for only one separate legal counsel for Company/Canadian Parent Indemnified Persons, and such legal counsel shall be selected by Canadian Parent.

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(e)     The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

8.	CONTRIBUTION.

To the extent any indemnification provided for in Section 7 is prohibited or limited by law, each of the Company and Canadian Parent, jointly and severally, on the one hand, and such Holder, on the other hand, agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 to the fullest extent permitted by law, based upon a comparative fault standard; provided, however, that in no event shall the contribution obligation of such Holder be greater in amount than the net amount of proceeds actually received by such Holder from the sale of Registrable Securities giving rise to such contribution obligation (net of all expenses paid by such Holder in connection with any Claim relating to this Section 8 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission). No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation.

9.	REPORTS UNDER THE SECURITIES EXCHANGE ACT.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of Canadian Parent to the public without registration Canadian Parent agrees, at any time Registrable Securities continue to be held, to:

(a)     make and keep public information available, as those terms are understood and defined in Rule 144;

(b)     file with the SEC in a timely manner all reports and other documents required of Canadian Parent under the Securities Act and the Securities Exchange Act so long as Canadian Parent remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 provided that nothing herein shall be construed to prevent Canadian Parent from ceasing its obligation to comply with reporting obligations under the Securities Exchange Act if no Registrable Securities continue to be held; and

(c)     so long as a holder thereof owns Registrable Securities, promptly upon request, furnish to the holder (i) a written statement by Canadian Parent that it has complied with the reporting requirements of the Securities Act and the Securities Exchange Act as required for applicable provisions of Rule 144, (ii) a copy of the most recent periodic report of Canadian Parent and such other reports and documents filed or furnished to the SEC by Canadian Parent and (iii) such other information as may be reasonably requested to permit the holder to sell such securities pursuant to Rule 144 without registration.

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10.	ASSIGNMENT OF REGISTRATION RIGHTS.

The rights under this Schedule C shall be applicable to any Person who is or becomes a Holder. The rights under this Schedule shall also be automatically assignable by a Holder to any transferee of all or any portion of the Registrable Securities or Class C Units if: (i) the transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to Canadian Parent within a reasonable time after such assignment, (ii) Canadian Parent is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, and (iii) at or before the time Canadian Parent receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with Canadian Parent to be bound by all of the provisions contained in this Schedule C. In the event that a Holder transfers all or any portion of its Registrable Securities pursuant to this Section 10, Canadian Parent shall have ten (10) calendar days to file any amendments or supplements (if any) necessary to keep a Registration Statement current and effective pursuant to Rule 415 (or General Instruction II.L. to Form F-10 (or successor thereto).

11.	AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Schedule C may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of Canadian Parent, the Company, SG and the Holders of a majority in interest of then-outstanding Registrable Securities. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each of the Holders, the Holder Representative, Canadian Parent and the Company.

12.	MISCELLANEOUS.

For purposes of this Section 12, each of Canadian Parent, the Company, each Holder, SG and the Holder Representative are referred to as the “parties” and each as a “party.”

(a)     A Person is deemed to be a Holder whenever such Person owns of record or beneficially through a “street name” holder such Registrable Securities (or the Class C Units pursuant to which such Registrable Securities are issuable). If Canadian Parent or the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, Canadian Parent or the Company, as applicable, shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b)     Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by confirmed electronic mail and shall be effective five (5) calendar days after being placed in the mail, if mailed by regular United States or Canadian mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by electronic mail, in each case addressed to a party. The addresses for such communications shall be:

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If to Canadian Parent:

[Alignvest Acquisition Corporation]

Email: [•]
Attn: [•]

With a copy to:

[•]

If to the Company:

Trilogy International Partners LLC
[•]
[•]
Email: [•]
Attn: [•]

With a copy to:

Friedman Kaplan Seiler & Adelman LLC
7 Times Square
New York, NY 10036
Email: glerner@fklaw.com
Attn: Gregg S. Lerner

If to a Holder:

To the address of the applicable holder pursuant to the Agreement to which this Schedule is attached

With a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3
Canada
Email: Cheryl.Slusarchuk@blakes.com
Attn: Cheryl Slusarchuk

If to SG:

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If to the Holder Representative:

Each party shall provide notice to the other party of any change in address.

(c)     Failure of any party to exercise any right or remedy under this Schedule or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)     All questions concerning the construction, validity, enforcement and interpretation of this Schedule C shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Schedule C (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If any party shall commence an action or proceeding to enforce any provision of this Schedule, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(e)     This Schedule C (including all schedules and exhibits thereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Schedule C supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(f)     Subject to the requirements of Section 10 hereof, this Schedule C shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, and the provisions of Sections 7 and 8 hereof shall inure to the benefit of, and be enforceable by, each Indemnified Person and Company/Canadian Parent Indemnified Person (as applicable).

18

(g)     The headings in this Schedule C are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h)     Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i)     Canadian Parent acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, Canadian Parent acknowledges that the remedy at law for breach of its obligations hereunder will be inadequate and agrees, in the event of a breach or threatened breach by Canadian Parent of any of the provisions hereunder, that the Holders and the Holder Representative shall be entitled, in addition to all other available remedies in law or in equity, to an injunction or injunctions to prevent or cure breaches of the provisions of this Schedule C and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

(j)     The language used in this Schedule C will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(k)     In the event that any provision of this Schedule C is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

(l)     In the event a Holder shall sell or otherwise transfer any of such Holder’s Registrable Securities, each transferee shall be allocated a pro rata portion of the number of Registrable Securities included in a Registration Statement for such transferor.

(m)     There shall be no oral modifications or amendments to this Schedule C. This Schedule C may be modified or amended only in writing.

[Remainder of page left intentionally blank]

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Exhibit A

Plan Of Distribution

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

−	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

−	to or through underwriters;

−	block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

−	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

−	an exchange distribution in accordance with the rules of the applicable exchange;

−	privately negotiated transactions;

−	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

−	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

−	broker-dealers may agree with the selling shareholders to sell a specified number of such common shares at a stipulated price per common share;

−	a combination of any such methods of sale; and

−	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under [Rule 424(b)(3)] [General Instruction II.L. of Form F-10] or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

We have agreed under the registration rights agreement to pay all fees and expenses incident to the registration of the common shares, other than the fees and disbursements of more than one counsel to the selling shareholders.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 or Rules 903 or 904 of Regulation S under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of such rules, as applicable.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts (including any discounts or concessions allowed or reallowed) with respect to a particular offer, any delayed delivery arrangements, and any securities exchange or markets on which the common shares may be listed will be set forth in an amendment to this prospectus, in a prospectus supplement or, if appropriate, in a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. We and the selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We and the Company have agreed, jointly and severally, to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

SCHEDULE G
FORM OF VOTING TRUST AGREEMENT

See attached

G - 1

VOTING TRUST AGREEMENT

THIS AGREEMENT made as of the • day of •, 2017,

BETWEEN:

TRILOGY INTERNATIONAL PARTNERS INC. (formerly
Alignvest Acquisition Corporation), a corporation existing
under the laws of British Columbia (“Trilogy Parent”)

- and -

TRILOGY INTERNATIONAL PARTNERS LLC, a limited
liability company existing under the laws of the State of
Washington (“Trilogy Subsidiary”)

- and -

TMX TRUST COMPANY, a trust company incorporated
under the laws of Ontario (the “Trustee”).

WHEREAS in connection with an arrangement agreement (the “Arrangement Agreement”) dated as of November 1, 2016 between Trilogy Parent and Trilogy Subsidiary, Trilogy Subsidiary agreed to issue Class C units of Trilogy Subsidiary (the “Trilogy Class C Units”) to existing holders of the outstanding units of Trilogy Subsidiary pursuant to a plan of arrangement (the “Arrangement”) under the OBCA (as defined herein);

AND WHEREAS pursuant to the Arrangement Agreement, Trilogy Parent and Trilogy Subsidiary have agreed to execute a voting trust agreement at the effective time of the Arrangement substantially in the form of this Agreement;

AND WHEREAS these recitals and any statements of fact in this Agreement are made by Trilogy Parent and Trilogy Subsidiary and not by the Trustee;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Washington Limited Liability Company Act;

“Affiliate” has the meaning set out in the Trilogy LLC Agreement;

“Arrangement Agreement” has the meaning set out in the recitals to this Agreement;

“Beneficiaries” means the registered holders from time to time of the Trilogy Class C Units;

“Beneficiary Votes” has the meaning set out in Section 4.2;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario are authorized by law to be closed;

“Class Vote Proposal” has the meaning set out in Section 4.1(d) .

“Combined Vote” has the meaning set out in Section 4.1(d) .

“Indemnified Parties” has the meaning set out in Section 8.1;

“Independent Director” has the meaning specified in the Trilogy LLC Agreement on the date hereof, without amendment;

“List” has the meaning set out in Section 4.6;

“Managing Member” has the meaning set out in the Trilogy LLC Agreement and as determined from time to time in accordance with the Trilogy LLC Agreement;

“OBCA” means the Business Corporations Act (Ontario);

“Officer’s Certificate” means, with respect to Trilogy Parent or Trilogy Subsidiary, as the case may be, a certificate signed by any officer or director of Trilogy Parent or the Managing Member of Trilogy Subsidiary or any other person authorized to act on behalf of Trilogy Parent or Trilogy Subsidiary, as the case may be, in each case without personal liability;

“Person” has the meaning set out in the Trilogy LLC Agreement;

“Special Voting Share” means the one special voting share in the capital of Trilogy Parent, which entitles the holder of record to a number of votes at meetings of holders of Trilogy Parent Shares equal to the number of Trilogy Class C Units outstanding from time to time, which share is to be issued to, deposited with, and voted by, the Trustee as described herein;

“Statutory Rights” means the right of a holder of voting shares pursuant to sections 100(4), 105-107, 116(5), 145, 146, 157(1), 246 and 248 of the OBCA, or upon the continuation of Trilogy Parent, from being a corporation existing under the laws of the Province of Ontario to a company existing under the laws of the Province of British Columbia, the right of a holder of voting shares pursuant to sections 46, 48-49, 167, 186, 227 and 233(1) of the Business Corporations Act (British Columbia).

“Subsidiary” has the meaning set out in the Trilogy LLC Agreement;

“Trilogy Class C Units” has the meaning set out in the recitals to this Agreement;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement dated • among Trilogy Subsidiary and its members;

“Trilogy Parent Board of Directors” means the board of directors of Trilogy Parent;

“Trilogy Parent Consent” has the meaning set out in Section 4.2;

“Trilogy Parent Meeting” has the meaning set out in Section 4.2;

“Trilogy Parent Shares” means the common shares in the capital of Trilogy Parent;

“Trilogy Parent Successor” has the meaning set out in Section 10.1;

“Trust” means the trust created by this Agreement under the laws of the Province of Ontario;

“Trust Estate” means the Special Voting Share, any other securities, and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

“Trustee” means Equity Financial Trust Company and, subject to the provisions of Article 9, includes any successor trustee or permitted assigns; and

“Voting Rights” means the voting rights attached to the Special Voting Share.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement or the Trilogy LLC Agreement means this Agreement or the Trilogy LLC Agreement, as the case may be, as amended, modified, replaced or supplemented from time to time;

(h)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)

whenever any payment to be made hereunder shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on, or as of, or from a period beginning on or ending on, the next succeeding Business Day.

1.3	Governing Law and Submission to Jurisdiction

This Agreement shall be governed by and interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by and interpreted and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.4	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and the Statutory Rights, in each case as Trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING SHARE

3.1	Issue and Ownership of the Special Voting Share

Trilogy Parent has issued to and shall deposit with the Trustee the Special Voting Share, and the Trustee shall acknowledges the delivery of the certificate representing such share, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. Trilogy Parent hereby acknowledges receipt from SG Enterprises II, LLC, for and on behalf of the Beneficiaries, of $1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Trilogy Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall:

(a)	hold the Special Voting Share and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)

except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share, and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which the Trust is created pursuant to this Agreement.

3.2	Notification of Beneficiaries

Promptly after the date hereof, Trilogy Parent will provide each of the Beneficiaries with written notice of their right to the exercise of, in accordance with the terms of this Agreement, the Voting Rights and the Statutory Rights in respect of the Trilogy Class C Units owned by the Beneficiaries.

3.3	Safe Keeping of Certificates

The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1	Voting Rights

The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote the Special Voting Share in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Trilogy Parent at a Trilogy Parent Meeting and the right to consent in connection with a Trilogy Parent Consent; provided, that neither the Trustee nor any representative of the Trustee shall be required to attend any Trilogy Parent Meeting in person in order to exercise the Trustee’s voting rights hereunder. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

(a)

the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trilogy Parent Meeting is held or a Trilogy Parent Consent is sought;

(b)

to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights;

(c)

without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Trilogy Class C Units outstanding at the relevant time; and

(d)

notwithstanding Sections 4.1(a), 4.1(b) and 4.1(c), in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class (but for greater certainty, excluding any matter upon which only the Trilogy Parent Shares are entitled to vote as a separate class under applicable law), the Trustee shall, in respect of such vote, exercise all Voting Rights: (i) in favour of the relevant matter where the result of the vote of the holders of the Trilogy Parent Shares and the Special Voting Share, voting together if they were as a single class on such matter (a “Combined Vote”), would be the approval of such matter; and (ii) against the relevant matter where the result of the Combined Vote would be against the relevant matter; provided that, in the event of a vote on a proposal to amend the articles of Trilogy Parent or to take any other action that would: (x) effect an exchange, reclassification, cancellation or other modification which could adversely affect the Special Voting Share or the rights thereunder or (y) add, change, amend, modify or remove in any respect the rights, privileges, restrictions or conditions attached to the Special Voting Share (any of the foregoing actions described in clauses (x) or (y), a “Class Vote Proposal”), in each case, then the Special Voting Share shall be entitled to vote separately as a class and the Trustee shall exercise all Voting Rights for or against the Class Vote Proposal based on whether a majority of the Beneficiary Votes on which it has received instructions to cast votes is for or against such Class Vote Proposal.

4.2	Number of Votes

With respect to all meetings of shareholders of Trilogy Parent at which holders of Trilogy Parent Shares are entitled to vote (each, an “Trilogy Parent Meeting”) and with respect to all written consents sought from shareholders of Trilogy Parent including the holders of Trilogy Parent Shares (each, an “Trilogy Parent Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes comprised in the Voting Rights for the Special Voting Share which is equal to that number of votes which would attach to the Trilogy Parent Shares receivable upon the exchange of the Trilogy Class C Units owned of record by such Beneficiary on the record date established by Trilogy Parent or by applicable law for such Trilogy Parent Meeting or Trilogy Parent Consent, as the case may be (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such Trilogy Parent Meeting or in connection with such Trilogy Parent Consent.

4.3	Mailings to Shareholders

With respect to each Trilogy Parent Meeting and Trilogy Parent Consent, the Trustee will promptly mail or cause to be mailed (or otherwise communicate in the same manner as Trilogy Parent utilizes in communications to holders of Trilogy Parent Shares, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee), at the expense of Trilogy Subsidiary, to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Trilogy Parent to its shareholders:

(a)	a copy of such notice, together with any related materials, including any proxy circular or information statement, to be provided to shareholders of Trilogy Parent;

(b)

a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trilogy Parent Meeting or Trilogy Parent Consent or, pursuant to Section 4.7, to attend such Trilogy Parent Meeting;

(c)	a statement as to the manner in which such instructions may be given to the Trustee

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised by the Trustee;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)

a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of an Trilogy Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Trilogy Parent, and the materials referred to in Sections 4.3(c) (statement as to the manner in which instructions may be given), 4.3(e) (form of direction) and 4.3(f) (statement of the time and date by which instructions must be received) shall be subject to reasonable comment by the Trustee in a timely manner.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trilogy Parent Meeting or Trilogy Parent Consent, the number of Trilogy Class C Units owned of record by the Beneficiary shall be determined at the close of business on the record date established by Trilogy Parent or by applicable law for purposes of determining shareholders entitled to vote at such Trilogy Parent Meeting or entitled to give consent in connection with such Trilogy Parent Consent. Trilogy Parent will provide written notice to the Trustee of any decision of the Trilogy Parent Board of Directors with respect to the calling of any Trilogy Parent Meeting or the seeking of any Trilogy Parent Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4	Copies of Shareholder Information

Trilogy Parent will deliver to the Trustee copies of all proxy materials (including notices of Trilogy Parent Meetings but excluding proxies to vote Trilogy Parent Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Trilogy Parent Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Trilogy Parent Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Trilogy Subsidiary, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Trilogy Parent) received by the Trustee from Trilogy Parent and the Trustee will use its best efforts to mail or otherwise send such materials contemporaneously with the sending of such materials to holders of Trilogy Parent Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the Special Voting Share and made available by Trilogy Parent generally to the holders of Trilogy Parent Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Trilogy Parent.

4.5	Other Materials

As soon as reasonably practicable after receipt by Trilogy Parent or shareholders of Trilogy Parent (if such receipt is known by Trilogy Parent) of any material sent or given by or on behalf of a third party to holders of Trilogy Parent Shares generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Trilogy Parent shall, at Trilogy Subsidiary’s expense, obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter, at Trilogy Subsidiary’s expense. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Trilogy Subsidiary, copies of all such materials received by the Trustee from Trilogy Parent. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto copies of all such materials.

4.6	List of Persons Entitled to Vote

Trilogy Subsidiary shall (a) prior to each annual, general and special Trilogy Parent Meeting or the seeking of any Trilogy Parent Consent from the holders of Trilogy Parent Shares and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Trilogy Class C Units held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with an Trilogy Parent Meeting or a Trilogy Parent Consent, at the close of business on the record date established by Trilogy Parent or pursuant to applicable law for determining the holders of Trilogy Parent Shares entitled to receive notice of and/or to vote at such Trilogy Parent Meeting or to give consent in connection with such Trilogy Parent Consent. Each such List shall be delivered to the Trustee promptly after receipt by Trilogy Subsidiary of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.

4.7	Entitlement to Direct Votes

Any Beneficiary named in the List prepared in connection with any Trilogy Parent Meeting or Trilogy Parent Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting.

4.8	Voting by Trustee and Attendance of Trustee Representative at Meeting

(a)

In connection with each Trilogy Parent Meeting and Trilogy Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the written instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b)

Subject to the receipt of instructions pursuant to Section 4.3, the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trilogy Parent Meeting.

(c)

In the event that a Beneficiary elects to attend an Trilogy Parent Meeting or any other meeting of Trilogy Parent shareholders, Trilogy Parent and the Trustee shall permit such attendance and take all actions reasonably necessary in connection therewith. The Beneficiary shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition.

4.9	Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Trilogy Parent utilizes in communications to holders of Trilogy Parent Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the current List. Trilogy Subsidiary shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10	Termination of Voting Rights

All of the rights of a Beneficiary with respect to Beneficiary Votes in respect of a Trilogy Class C Unit, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by such Beneficiary to Trilogy Parent, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the redemption of such Trilogy Class C Unit pursuant to the Trilogy LLC Agreement or the dissolution of Trilogy Subsidiary pursuant to the Trilogy LLC Agreement or the Act.

ARTICLE 5
BENEFIT OF STATUTORY RIGHTS

5.1	Statutory Rights

Wherever and to the extent that the applicable corporate statute confers a Statutory Right, Trilogy Parent acknowledges and agrees that the Beneficiaries are entitled to the benefit of such Statutory Right through the Trustee, as the holder of record of the Special Voting Share.

5.2	Entitlement to Direct Exercise of Statutory Right

Upon the written request of a Beneficiary delivered to the Trustee, provided that such Beneficiary is named in the most recent List delivered by Trilogy Subsidiary to the Trustee, Trilogy Parent and the Trustee shall cooperate to facilitate the exercise of such Statutory Right on behalf of the Beneficiary entitled to instruct the Trustee as to the exercise thereof, such exercise of the Statutory Right to be treated, to the maximum extent possible and without duplication, on the basis that such Beneficiary was the registered owner of the Trilogy Parent Shares receivable upon the exchange of the Trilogy Class C Unit owned of record by such Beneficiary.

5.3	List of Persons Entitled to Exercise Statutory Rights

Trilogy Subsidiary shall, forthwith upon each request made at any time by the Trustee in writing in connection with a requested exercise of a Statutory Right pursuant to Section 5.2, prepare or cause to be prepared a List at the close of business on the date specified by the Trustee in such request. Each such List shall be delivered to the Trustee promptly after receipt by Trilogy Subsidiary of such request.

5.4	Termination of Statutory Rights

All of the rights of a Beneficiary with respect to the Statutory Rights in respect of a Trilogy Class C Unit shall be deemed to be surrendered by such Beneficiary to Trilogy Parent and such Statutory Rights shall cease immediately upon the redemption of such Trilogy Class C Unit pursuant to the Trilogy LLC Agreement or the dissolution of Trilogy Subsidiary pursuant to the Trilogy LLC Agreement or the Act.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1	Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the Special Voting Share from Trilogy Parent as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	exercising the Statutory Rights in accordance with the provisions of this Agreement;

(e)	holding title to the Trust Estate;

(f)	investing any monies forming, from time to time, a part of the Trust Estate in the manner approved by Trilogy Parent and Trilogy Subsidiary in writing;

(g)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Trilogy Parent and Trilogy Subsidiary under this Agreement; and

(h)	taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2	No Conflict of Interest

The Trustee represents to Trilogy Parent and Trilogy Subsidiary that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 45 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as Trustee hereunder.

6.3	Dealings with Transfer Agents, Registrars, etc.

Trilogy Parent and Trilogy Subsidiary irrevocably authorize the Trustee, from time to time, to:

(a)

consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Trilogy Class C Units and Trilogy Parent Shares; and

(b)

requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

Trilogy Parent and Trilogy Subsidiary irrevocably authorize their respective registrars and transfer agents to comply with all such requests.

6.4	Books and Records

The Trustee shall keep available for inspection by Trilogy Parent and Trilogy Subsidiary at the Trustee’s principal office in Toronto, Ontario correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries. On or before January 15 in every year, so long as the Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to Trilogy Parent and Trilogy Subsidiary a brief report, dated as of the preceding December 31 with respect to:

(a)	the property and funds comprising the Trust Estate as of that date; and

(b)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.

6.5	Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Trilogy Parent or Trilogy Subsidiary). If requested by the Trustee, Trilogy Parent or Trilogy Subsidiary shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6	Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee adequate funding or security and an indemnity satisfactory to the Trustee against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that, subject to Section 6.15, no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4. None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given security and indemnified as aforesaid.

6.7	Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy under or pursuant to this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights or the Statutory Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8	Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9	Evidence and Authority to Trustee

Trilogy Parent and/or Trilogy Subsidiary shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Trilogy Parent and/or Trilogy Subsidiary or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Statutory Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Trilogy Parent and/or Trilogy Subsidiary promptly if and when:

(a)	such evidence is required by any other Section of this Agreement to be furnished to the Trustee; or

(b)

the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Trilogy Parent and/or Trilogy Subsidiary written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of Trilogy Parent and/or Trilogy Subsidiary or a statutory declaration or a certificate made by Persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Statutory Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Trilogy Parent and/or Trilogy Subsidiary, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Trilogy Parent and/or Trilogy Subsidiary, it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

(a)	declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

6.10	Experts, Advisors and Agents

The Trustee may:

(a)

in relation to these presents act and rely on the opinion or advice of or information obtained from any legal counsel, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Trilogy Parent and/or Trilogy Subsidiary or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)

retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11	Investment of Moneys Held by Trustee

The Trustee may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates. The Trustee and its Affiliates shall not be liable to account for any profit to any Person.

6.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13	Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Trilogy Parent and/or Trilogy Subsidiary or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14	Authority to Carry on Business

The Trustee represents to Trilogy Parent and Trilogy Subsidiary that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights and the Statutory Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 45 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15	Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Trilogy Class C Units, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Trilogy Class C Units, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights or Statutory Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)

the rights of all adverse claimants with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b)

all differences with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16	Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17	Privacy

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial or other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S.A. for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

6.18	Anti-money Laundering

Each party to this Agreement (in this paragraph referred to as a “representing party”), other than the Trustee, hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a Declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party. The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the other parties to this Agreement, provided (i) that Trustee’s written notice shall describe the circumstances of such non- compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

ARTICLE 7
COMPENSATION

7.1	Fees and Expenses of the Trustee

Trilogy Subsidiary agrees to pay the Trustee reasonable compensation for its services under this Agreement and to reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Trilogy Subsidiary shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently, in bad faith or with negligence or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1	Indemnification of the Trustee

Trilogy Parent and Trilogy Subsidiary jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust or its compliance with its duties set forth in this Agreement or any written or oral instruction delivered to the Trustee by Trilogy Parent or Trilogy Subsidiary pursuant hereto.

In no case shall Trilogy Parent or Trilogy Subsidiary be liable under this indemnity for any claim against any of the Indemnified Parties unless Trilogy Parent and Trilogy Subsidiary shall be notified in writing by the Trustee of the assertion of a claim or of any action commenced against the Indemnified Parties promptly after any of the Indemnified Parties shall have received a written assertion of such a claim. Trilogy Parent and Trilogy Subsidiary shall be entitled to participate at their own expense in the defence and, if Trilogy Parent and Trilogy Subsidiary so elect at any time after receipt of such notice, subject to (ii) below, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Trilogy Parent or Trilogy Subsidiary; or (ii) the named parties to any such suit include both the Trustee and Trilogy Parent or Trilogy Subsidiary and the Trustee shall have been advised by counsel acceptable to Trilogy Parent or Trilogy Subsidiary that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Trilogy Parent or Trilogy Subsidiary and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Trilogy Parent and Trilogy Subsidiary shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

Trilogy Subsidiary agrees to indemnify and hold harmless Trilogy Parent against all amounts paid by Trilogy Parent to any Indemnified Party pursuant to the provisions of this Article 8. This indemnity shall survive the termination of this Agreement.

8.2	Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Trilogy Parent and Trilogy Subsidiary specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Trilogy Parent and Trilogy Subsidiary otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Trilogy Parent and Trilogy Subsidiary shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Trilogy Parent and Trilogy Subsidiary shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by Trilogy Parent and Trilogy Subsidiary, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Trilogy Parent and Trilogy Subsidiary and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. The trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Trilogy Parent, Trilogy Subsidiary and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Trilogy Parent and Trilogy Subsidiary shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Trilogy Parent or Trilogy Subsidiary shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Trilogy Parent and Trilogy Subsidiary.

ARTICLE 10
TRILOGY PARENT SUCCESSORS

10.1	Successor in the Event of Combination, etc.

In connection with any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of the undertaking, property and assets of Trilogy Parent would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, either (i) such other Person or continuing corporation (herein called the “Trilogy Parent Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement, or (ii) if not so bound, shall execute, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Trilogy Parent Successor of liability for all monies payable and property deliverable hereunder and the covenant of such Trilogy Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trilogy Parent under this Agreement.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trilogy Parent Successor and Trilogy Subsidiary shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trilogy Parent Successor shall possess and from time to time may exercise each and every right and power of Trilogy Parent under this Agreement in the name of Trilogy Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by Trilogy Parent, the Trilogy Parent Board of Directors or any officers of Trilogy Parent shall be done and performed with like force and effect by such Trilogy Parent Successor or the directors or officers of such Trilogy Parent Successor.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1	Amendments, Modifications, etc.

Subject to Sections 11.3 this Agreement may not be amended or modified except by an agreement in writing executed by Trilogy Parent, the Independent Directors, and the Trustee and consented to by the Beneficiaries holding greater than fifty percent (50%) of the Trilogy Class C Units. The Trustee shall execute and deliver a trust agreement or other instruments supplemental hereto to give effect to any such amendment or modification executed by Trilogy Parent and Trilogy Subsidiary, and so consented to by the Beneficiaries holding greater than fifty percent (50%) of the Trilogy Class C Units, provided that such agreement does not adversely affect the rights, duties, liabilities or immunities of the Trustee hereunder.

11.2	Meeting to Consider Amendments

Trilogy Subsidiary or Trilogy Parent, for the purpose of obtaining the consent to any proposed amendment or modification requiring consent pursuant hereto, shall either (a) cause a meeting or meetings of the Beneficiaries to be held for the purpose of obtaining such consent, or (b) otherwise obtain such consent by the written consent of the requisite Beneficiaries in accordance with the Trilogy LLC Agreement.

11.3	Changes in Capital of Trilogy Parent and Trilogy Subsidiary

At all times after the occurrence of any event contemplated pursuant to Section 4.6 of the Trilogy LLC Agreement or otherwise, as a result of which either Trilogy Parent Shares or the Trilogy Class C Units or both are in any way changed, but for greater certainty, excluding any redemption of Trilogy Class C Units in accordance with their terms, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities or equity interests into which Trilogy Parent Shares or the Trilogy Class C Units or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement or other instruments supplemental hereto giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 12
TERMINATION

12.1	Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Trilogy Class C Units are held by any Beneficiary; and

(b)	21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on the date of the creation of the Trust.

12.2	Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Trilogy Class C Units outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1	Waivers

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right..

13.2	Assignment

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other parties. .

13.3	Successors and Assigns

This Agreement becomes effective only when executed by the parties. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

13.4	Notices

(a)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to Trilogy Parent or Trilogy Subsidiary, at:

•
	Attention:	•
	Fax No.:	•

(ii)	if to the Trustee, at:

•
	Attention:	•
	Fax No.:	•

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p. m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 13.4.

13.5	Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the most recent List delivered by Trilogy Subsidiary to the Trustee and in any manner permitted by the Trilogy LLC Agreement in respect of notices to members and shall be deemed to be received (if given or sent in such manner) at the time specified in the Trilogy LLC Agreement, the provisions of which shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.6	Force Majeure

Except for the payment obligations of Trilogy Subsidiary contained herein, none of the parties shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, strikes, lockouts, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

13.7	Third Party Beneficiaries.

Except for the Beneficiaries and the Indemnified Parties (with respect to Section 8.1 only), the parties hereto intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the parties hereto, and that no Person, other than the parties hereto, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

13.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRILOGY INTERNATIONAL
PARTNERS INC.

by	Authorized Signing Officer

TRILOGY INTERNATIONAL
PARTNERS LLC, by its managing member,
[U.S. Holdings]

by	Authorized Signing Officer

TSX TRUST COMPANY

by	Authorized Signing Officer

by	Authorized Signing Officer

SCHEDULE H
FORM OF BRITISH COLUMBIA ARTICLES OF CONTINUANCE

See attached

I - 1

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

TRILOGY INTERNATIONAL PARTNERS INC.

- ii -

5.1	Registering Transfers	4
5.2	Form of Instrument of Transfer	5
5.3	Transferor Remains Shareholder	5
5.4	Signing of Instrument of Transfer	5
5.5	Enquiry as to Title Not Required	5
5.6	Transfer Fee	5

	ARTICLE 6 TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	5
6.2	Rights of Legal Personal Representative	6

	ARTICLE 7 PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares	6
7.2	Purchase When Insolvent	6
7.3	Sale and Voting of Purchased Shares	6

	ARTICLE 8 BORROWING POWERS

8.1	Borrowing Powers	6

	ARTICLE 9 ALTERATIONS

9.1	Alteration of Authorized Share Structure	7
9.2	Special Rights and Restrictions	7
9.3	Change of Name	8
9.4	Other Alterations	8

	ARTICLE 10 MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings	8
10.2	Resolution Instead of Annual General Meeting	8
10.3	Calling of Meetings of Shareholders	8
10.4	Notice for Meetings of Shareholders	8
10.5	Record Date for Notice	8
10.6	Record Date for Voting	9
10.7	Failure to Give Notice and Waiver of Notice	9
10.8	Notice of Special Business at Meetings of Shareholders	9

	ARTICLE 11 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

- iii -

11.1	Special Business	9
11.2	Special Majority	10
11.3	Quorum	10
11.4	One Shareholder May Constitute Quorum	10
11.5	Other Persons May Attend	10
11.6	Requirement of Quorum	10
11.7	Lack of Quorum	11
11.8	Lack of Quorum at Succeeding Meeting	11
11.9	Chair	11
11.10	Selection of Alternate Chair	11
11.11	Adjournments	11
11.12	Notice of Adjourned Meeting	11
11.13	Decision by Show of Hands or Poll	11
11.14	Declaration of Result	12
11.15	Motion Need Not be Seconded	12
11.16	Casting Vote	12
11.17	Manner of Taking Poll	12
11.18	Demand for Poll on Adjournment	12
11.19	Chair Must Resolve Dispute	12
11.20	Casting of Votes	12
11.21	Demand for Poll	13
11.22	Demand for Poll Not to Prevent Continuance of Meeting	13
11.23	Retention of Ballots and Proxies	13
11.24	Meeting by Telephone or Other Communications Medium	13

	ARTICLE 12 VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares	13
12.2	Votes of Persons in Representative Capacity	13
12.3	Votes by Joint Holders	14
12.4	Legal Personal Representatives as Joint Shareholders	14
12.5	Representative of a Corporate Shareholder	14
12.6	Proxy Provisions Do Not Apply to All Companies	14
12.7	Appointment of Proxy Holders	15
12.8	Alternate Proxy Holders	15
12.9	When Proxy Holder Need Not Be Shareholder	15

- iv -

12.10	Deposit of Proxy	15
12.11	Validity of Proxy Vote	15
12.12	Form of Proxy	16
12.13	Revocation of Proxy	16
12.14	Revocation of Proxy Must Be Signed	16
12.15	Production of Evidence of Authority to Vote	17

	ARTICLE 13 DIRECTORS

13.1	First Directors; Number of Directors	17
13.2	Change in Number of Directors	17
13.3	Directors’ Acts Valid Despite Vacancy	18
13.4	Qualifications of Directors	18
13.5	Remuneration of Directors	18
13.6	Reimbursement of Expenses of Directors	18
13.7	Special Remuneration for Directors	18
13.8	Gratuity, Pension or Allowance on Retirement of Director	18

	ARTICLE 14 ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting	18
14.2	Consent to be a Director	19
14.3	Failure to Elect or Appoint Directors	19
14.4	Places of Retiring Directors Not Filled	19
14.5	Directors May Fill Casual Vacancies	19
14.6	Remaining Directors Power to Act	19
14.7	Shareholders May Fill Vacancies	20
14.8	Additional Directors	20
14.9	Ceasing to be a Director	20
14.10	Removal of Director by Shareholders	20
14.11	Removal of Director by Directors	20

	ARTICLE 15 POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management	20
15.2	Appointment of Attorney of Company	21

	ARTICLE 16 DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits	21

- v -

16.2	Restrictions on Voting by Reason of Interest	21
16.3	Interested Director Counted in Quorum	21
16.4	Disclosure of Conflict of Interest or Property	21
16.5	Director Holding Other Office in the Company	21
16.6	No Disqualification	22
16.7	Professional Services by Director or Officer	22
16.8	Director or Officer in Other Corporations	22

	ARTICLE 17 PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors	22
17.2	Voting at Meetings	22
17.3	Chair of Meetings	22
17.4	Meetings by Telephone or Other Communications Medium	23
17.5	Calling of Meetings	23
17.6	Notice of Meetings	23
17.7	When Notice Not Required	23
17.8	Meeting Valid Despite Failure to Give Notice	23
17.9	Waiver of Notice of Meetings	23
17.10	Quorum	23
17.11	Validity of Acts Where Appointment Defective	24
17.12	Consent Resolutions in Writing	24

	ARTICLE 18 EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee	24
18.2	Appointment and Powers of Other Committees	24
18.3	Obligations of Committees	25
18.4	Powers of Board	25
18.5	Committee Meetings	25

	ARTICLE 19 OFFICERS

19.1	Directors May Appoint Officers	26
19.2	Functions, Duties and Powers of Officers	26
19.3	Qualifications	26
19.4	Remuneration and Terms of Appointment	26

	ARTICLE 20 INDEMNIFICATION

- vi -

20.1	Definitions	26
20.2	Mandatory Indemnification of Directors and Former Directors	27
20.3	Indemnification of Other Persons	27
20.4	Non-Compliance with Business Corporations Act	27
20.5	Company May Purchase Insurance	27

	ARTICLE 21 DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights	27
21.2	Declaration of Dividends	27
21.3	No Notice Required	28
21.4	Record Date	28
21.5	Manner of Paying Dividend	28
21.6	Settlement of Difficulties	28
21.7	When Dividend Payable	28
21.8	Dividends to be Paid in Accordance with Number of Shares	28
21.9	Receipt by Joint Shareholders	28
21.10	Dividend Bears No Interest	28
21.11	Fractional Dividends	28
21.12	Payment of Dividends	28
21.13	Capitalization of Surplus	29

	ARTICLE 22 DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs	29
22.2	Inspection of Accounting Records	29

	ARTICLE 23 NOTICES

23.1	Method of Giving Notice	29
23.2	Deemed Receipt of Mailing	30
23.3	Certificate of Sending	30
23.4	Notice to Joint Shareholders	30
23.5	Notice to Trustees	30

	ARTICLE 24 SEAL AND EXECUTION OF DOCUMENTS

24.1	Who May Attest Seal	31
24.2	Sealing Copies	31
24.3	Mechanical Reproduction of Seal	31

- vii -

24.4	Execution of Documents Generally	31

	ARTICLE 25 PROHIBITIONS

25.1	Definitions	32
25.2	Application	32
25.3	Consent Required for Transfer of Shares or Designated Securities	32

	ARTICLE 26 EXERCISE OF STATUTORY RIGHTS

26.1	Statutory Rights.	32
26.2	Entitlement to Direct Exercise of Statutory Right.	32
26.3	Termination of Statutory Rights.	33

	ARTICLE 27 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE COMMON SHARES

27.1	Dividends	33
27.2	Dissolution	33
27.3	Voting Rights	33

	ARTICLE 28 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE SPECIAL VOTING SHARE

28.1	Definitions	34
28.2	Dividends	34
28.3	Voting Rights	34
28.4	Redemption	35
28.5	Dissolution	36

	ARTICLE 29 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE COMMON SHARES AND TO THE SPECIAL VOTING SHARE

29.1	Definitions	36
29.2	Voting of Common Shares and Special Voting Share on Proposed Sale Transaction.
	37
29.3	Amendment.	37

	ARTICLE 30 OWNERSHIP AND VOTING RESTRICTIONS

30.1	Definitions	38
30.2	Inconsistencies	39
30.3	Application to Proxies	39

- viii -

30.4	Ownership Constraint	39
30.5	Contravening Shareholder	39
30.6	Contravention Notice	39
30.7	Suspension	39
30.8	Notice	40
30.9	Written Evidence from Contravening Shareholder	40
30.10	Consequences	41
30.11	Director Determinations	41
30.12	Reliance on Information	41
30.13	Director Liability	41
30.14	Directors’ Resolution	42
30.15	Compliance	42
30.16	Content of Shareholder’ Declaration	42
30.17	Term	42
30.18	Delegation	42
30.19	Consent	42
30.20	Underwriter Exemption	43
30.21	Other Laws.	43

	ARTICLE 31 ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

31.1	Nomination Procedures	43
31.2	Timely notice	43
31.3	Manner of timely notice	43
31.4	Proper form of notice	44
31.5	Notice to be updated	45
31.6	Power of the chairman	45
31.7	Delivery of notice	45
31.8	Waiver	45
31.9	Definitions	45

Certificate of Continuation No.____________

BUSINESS CORPORATIONS ACT

ARTICLES

of

TRILOGY INTERNATIONAL PARTNERS INC.

ARTICLE 1
INTERPRETATION

1.1          Definitions. In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Class C Units” means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

“Common Shareholders” means the holders from time to time of Common Shares;

“Common Shares” means the common shares in the capital of the Company;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any;

“Statutory Rights” means the right of a holder of voting shares pursuant to sections 46, 48-49, 167, 186, 227 and 233(1) of the Business Corporations Act;

“Trilogy” means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended); and

“Unitholders” means the holders from time to time of Class C Units.

1.2          Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act willprevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

2.1          Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2          Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3          Shareholder Entitled to Certificate or Acknowledgement. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4          Delivery by Mail. Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5          Replacement of Worn Out or Defaced Certificate or Acknowledgement. If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6          Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement. If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7          Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8          Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9          Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3
ISSUE OF SHARES

3.1          Directors Authorized. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2          Commissions and Discounts. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3          Brokerage. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4          Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

	(i)	past services performed for the Company;

	(ii)	property;

	(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5          Share Purchase Warrants and Rights. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4
SHARE REGISTERS

4.1          Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2          Closing Register. The Company must not at any time close its central securities register.

ARTICLE 5
SHARE TRANSFERS

5.1          Registering Transfers. A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2          Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3          Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4          Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5          Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6          Transfer Fee. There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6
TRANSMISSION OF SHARES

6.1          Legal Personal Representative Recognized on Death. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2          Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

ARTICLE 7
PURCHASE OF SHARES

7.1          Company Authorized to Purchase Shares. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2          Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3          Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may cancel, sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

ARTICLE 8
BORROWING POWERS

8.1          Borrowing Powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9
ALTERATIONS

9.1          Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2          Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3          Change of Name. The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4          Other Alterations. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10
MEETINGS OF SHAREHOLDERS

10.1          Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2          Resolution Instead of Annual General Meeting. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3          Calling of Meetings of Shareholders. The directors may, whenever they think fit, call a meeting of shareholders, which meetings may be held in or outside the Province of British Columbia or at any place in or outside Canada.

10.4          Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, ten (10) days and not more than fifty (50) days before the meeting.

10.5          Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6          Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7          Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8          Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

	(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

	(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1          Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2          Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3          Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 20% of the votes attached to all of the issued shares of the Company entitled to voting rights at the meeting.

11.4          One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5          Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6          Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7          Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8          Lack of Quorum at Succeeding Meeting. If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9          Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10          Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11          Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12          Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13          Decision by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding, every motion put to a vote at a meeting of shareholders will be decided on a poll.

11.14          Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15          Motion Need Not be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16          Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17          Manner of Taking Poll. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18          Demand for Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19          Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20         Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21          Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22          Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23          Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24          Meeting by Telephone or Other Communications Medium. A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

ARTICLE 12
VOTES OF SHAREHOLDERS

12.1          Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding and is entitled to vote on the matter, the holder of the Special Voting Share shall have the number of votes attached to the Special Voting Share pursuant to Article 28.3(2).

12.2          Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3          Votes by Joint Holders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4          Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5          Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

	(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

	(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6          Proxy Provisions Do Not Apply to All Companies. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7          Appointment of Proxy Holders. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8          Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9          When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10          Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11          Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12          Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment or postponement of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): .

Signed this_____ day of__________ ,_____ .

(Signature of shareholder)

(Name of shareholder - printed)

12.13          Revocation of Proxy. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14          Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15         Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13
DIRECTORS

13.1          First Directors; Number of Directors. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4.

13.2          Change in Number of Directors. If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3          Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4          Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5          Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6          Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7          Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8          Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

14.1          Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re- appointment.

14.2          Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3          Failure to Elect or Appoint Directors. If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act;or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4          Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5          Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6          Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7          Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8          Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9          Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10          Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11          Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable or similar offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15
POWERS AND DUTIES OF DIRECTORS

15.1          Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2          Appointment of Attorney of Company. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1          Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2          Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3          Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4          Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5          Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6          No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7          Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8          Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17
PROCEEDINGS OF DIRECTORS

17.1          Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2          Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3          Chair of Meetings. The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4          Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5          Calling of Meetings. A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6          Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7          When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8          Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9          Waiver of Notice of Meetings. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10          Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11          Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12          Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

18.1          Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2          Appointment and Powers of Other Committees. The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3          Obligations of Committees. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4          Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5          Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19
OFFICERS

19.1          Directors May Appoint Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2          Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3          Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4         Remuneration and Terms of Appointment. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20
INDEMNIFICATION

20.1          Definitions. In this Article 20:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

20.2          Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3          Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4          Non-Compliance with Business Corporations Act. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 20.

20.5          Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21
DIVIDENDS

21.1          Payment of Dividends Subject to Special Rights. The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2          Declaration of Dividends. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3          No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4          Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5          Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6          Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7         When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

21.8          Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9          Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10         Dividend Bears No Interest. No dividend bears interest against the Company.

21.11         Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12         Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13         Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

ARTICLE 22
DOCUMENTS, RECORDS AND REPORTS

22.1          Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2          Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23
NOTICES

23.1          Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

	(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

	(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)

as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2          Deemed Receipt of Mailing. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3          Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4          Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5          Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

ARTICLE 24
SEAL AND EXECUTION OF DOCUMENTS

24.1          Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2          Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3          Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4          Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

ARTICLE 25
PROHIBITIONS

25.1         Definitions. In this Article 25:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2          Application. Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3          Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

ARTICLE 26
EXERCISE OF STATUTORY RIGHTS

26.1          Statutory Rights. Wherever and to the extent that the Business Corporations Act confers a Statutory Right, the Company acknowledges and agrees that each Unitholder is entitled to the benefit of such Statutory Right directly, as if it was the registered holders of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by the Unitholder pursuant to Trilogy LLC Agreement;

26.2          Entitlement to Direct Exercise of Statutory Right. If a Unitholder wishes to exercise a Statutory Right directly, it shall give written notice to this effect to the Company, accompanied by evidence that the Unitholder is a registered owner of Class C Units. Provided that such evidence is satisfactory to the Company, acting reasonably, the Company will permit the Unitholder to exercise such Statutory Right directly, to the maximum extent possible, as if the Unitholder was the registered owner of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by such Unitholder pursuant to the Trilogy LLC Agreement.

26.3          Termination of Statutory Rights. All of the rights of a Unitholder with respect to the Statutory Rights shall be deemed to be surrendered by the Unitholder to the Company and such Statutory Rights shall cease immediately upon the Unitholder no longer holding Class C Units.

ARTICLE 27
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE COMMON SHARES

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

27.1          Dividends. The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

27.2          Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after CDN$1.00 is distributed to the holder of the Special Voting Share. Upon payment of the amount so payable to them as provided above, the holders of the Common Shares shall not be entitled to share in any further distribution of the property or assets of the Company.

27.3          Voting Rights

(a)

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company. Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)

Except as explicitly required by the Business Corporations Act, or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Company to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

ARTICLE 28
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE SPECIAL VOTING SHARE

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

28.1          Definitions. Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Class C Unit Redemption Rights” means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(b)

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status; and

(c)

“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership).

28.2          Dividends. No holder of the Special Voting Share shall be entitled, as such, to receive dividends and the Company shall not pay dividends thereon.

28.3          Voting Rights.

(1)	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)

Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Company and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Company.

(b)

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its Common Shareholders relating to Meetings and any Consents sought by the Company from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

(2)	Number of Votes

(a)

With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Company or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)

The determination of the number of votes attached to the Special Voting Share calculated in accordance with Article 27.3(2)(a) shall be made as of the record date established by the Company or by the Business Corporations Act for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Article 27.3(2)(a) shall be rounded down to the nearest whole number.

(3)	Class Voting.

(a)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as explicitly required by the Business Corporations Act, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend these Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled under Article 27.4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

28.4          Redemption. The Special Voting Share shall not be subject to redemption, except that at such time as no Class C Units (other than Class C Units owned by the Company and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to CDN$1.00 due and payable to the holder of the Special Voting Share upon such redemption.

28.5          Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive CDN$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

ARTICLE 29
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE
COMMON SHARES AND TO THE SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Article 27 above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Article 28 above, are subject to the following:

29.1          Definitions. Where used in this Article 29, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Affiliate” means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ii) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Effective Date” means •;

(c)

“Immediate Family Member” means, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(d)

“Independent Directors of the Company” means those directors of the Company who are not employees, officers, managers or partners of the Company or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Company by the board of directors of the Company;

(e)

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity; and

(f)

“Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly- owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board of Directors), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board of Directors) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Company, assuming that all of the after-tax net proceeds to be received by Trilogy and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy and the Company.

29.2          Voting of Common Shares and Special Voting Share on Proposed Sale Transaction. Notwithstanding anything to the contrary contained in Article 27 and Article 28 of these Articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

29.3          Amendment. The provisions of this Article 29 may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

ARTICLE 30
OWNERSHIP AND VOTING RESTRICTIONS

30.1          Definitions. Where used in this Article 30, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(a)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(b)	the power to control the composition of 25% or more of the board of directors of the Company; or

(c)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company;

“associate” has the meaning set forth in the Overseas Investment Act 2005;

“Contravening Shareholder” has the meaning set forth in Article 30.5;

“Directors’ determination” and similar expressions mean a determination made by the Directors of the Company in accordance with Article 30.11;

“Contravention Notice” has the meaning set forth in Article 30.8;

“excess securities” means securities of the Company, beneficially owned or controlled in contravention of the New Zealand Share Constraint;

“Minister” has the meaning set forth in the Overseas Investment Act 2005;

“New Zealand Ownership Constraint” has the meaning set forth in Article 30.4;

“Overseas Investment Act 2005” means the Overseas Investment Act 2005 (New Zealand) as amended from time to time;

“overseas investment in significant business assets” has the meaning set forth in the Overseas Investment Act 2005;

“overseas person” has the meaning set forth in the Overseas Investment Act 2005;

“Overseas Shareholder” has the meaning set forth in Article 30.4;

“OIO Consent” has the meaning set forth in paragraph (a) of Article 30.19;

“security” has the meaning set forth in the Overseas Investment Act 2005;

“shareholder default” has the meaning set forth in paragraph (d) of Article 30.8;

“shareholder’s declaration” means a declaration made in accordance with Article 30.15; and

“suspension” has the meaning set forth in Article 30.7 and “suspend”, “suspended” and similar expressions have corresponding meanings.

30.2          Inconsistencies. Any provision of this Article 30 that may be read in a manner that is inconsistent with the Overseas Investment Act 2005 shall be read so as to be consistent therewith.

30.3          Application to Proxies. For greater certainty, no person is presumed to be an associate of any other person for purposes of this Article 30 solely by reason that one of them has given the other the power to vote or direct the voting of voting securities of a class of voting securities at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

30.4          Ownership Constraint. An overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company (The foregoing prohibition is referred to in this Article 30 as the “New Zealand Ownership Constraint”).

30.5          Contravening Shareholder. In the event that it appears from the central securities register of the Company that, or in the event of a Directors’ determination that, there is a contravention of the New Zealand Ownership Constraint by an Overseas Shareholder (a “Contravening Shareholder”), the Company may refuse to:

(a)	accept any subscription for securities of the Company from the Contravening Shareholder;

(b)	issue any securities of the Company to the Contravening Shareholder;

(c)	register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or

(d)	purchase or otherwise acquire any securities of the Company, except as provided herein.

30.6          Contravention Notice. In the event of a Directors’ determination that there is a contravention of the New Zealand Ownership Constraint by a Contravening Shareholder, the Company shall send a Contravention Notice to such Contravening Shareholder.

30.7          Suspension. The Company may, by Director’s determination, suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to any excess securities of the Company beneficially owned, or controlled, or considered by this Article 30 or the Overseas Investment Act 2005, to be beneficially owned, or controlled, by the Contravening Shareholder.

30.8          Notice. Any notice (a “Contravention Notice”) required to be sent to the Contravening Shareholder pursuant to Article 30.6 :

(a)

shall specify in reasonable detail the nature of the contravention of the New Zealand Ownership Constraint, the number of securities of the Company determined to be excess securities and the consequences of the contravention specified in this Article 30;

(b)	shall request an initial or further shareholder’s declaration; and

(c)

shall specify a date, which shall be not less than 30 days, after the date of the disposition notice, by which the excess securities are to be sold or otherwise disposed of by the Contravening Shareholder;

(d)	shall state that unless the Contravening Shareholder:

(i)

sells or otherwise disposes of the excess securities by the date specified in the Contravention Notice on a basis that does not result in any contravention of the New Zealand Ownership Constraint and provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company of such sale or other disposition;

(ii)

provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company that no such sale or other disposition of excess securities is required; or

(iii)	has complied with Article 30.19,

such default (a “shareholder default”) shall result in the continued suspension of the Contravening Shareholder’s voting rights pursuant to Article 30.7.

30.9          Written Evidence from Contravening Shareholder. In the event that, following the sending of a Contravention Notice, written evidence is submitted to the Company for purposes of subparagraph (d)(ii) of Article 30.8, the Company shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 30 days after the receipt thereof stating whether the evidence has or has not satisfied the Company that no sale or other disposition of excess securities is required. If the evidence has so satisfied the Company, such disposition notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Company, such second notice shall reiterate the statements required to be made in such disposition notice pursuant to paragraphs (c) and (d) of Article 30.8. In either case, the 30 day period referred to in paragraph (c) of Article 30.8 shall be automatically extended to 30 days following the date of the second notice.

30.10         Consequences. Notwithstanding any other provision of this Article 30, a contravention of the New Zealand Ownership Constraint shall have no consequences except those that are expressly provided for in this Article 30. For greater certainty but without limiting the generality of the foregoing:

(a)	no transfer, issue or ownership of, and no title to, securities of the Company;

(b)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under Article 30.7); and

(c)	no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the New Zealand Ownership Constraint or the failure by the Company to suspend any rights of a Contravening Shareholder pursuant to Article 30.7.

30.11         Director Determinations. The Directors shall make any Directors’ determination contemplated by this Article 30:

(a)	after the relevant shareholder’s declarations have been requested and received by the Company, only:

	(i)	on a basis consistent with those shareholder’s declarations; or

(ii)

if the Directors are of the opinion that the shareholder’s declarations do not contain adequate or accurate information, if the Directors believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(b)

whether or not any shareholder’s declaration has been requested or received by the Company, only if the Directors believe and have reasonable grounds for believing that they have sufficient information to make the determination, that the consequences of the Directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

30.12         Reliance on Information. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination in accordance with Article 30.11 or otherwise, the Directors may rely on any information on which the Directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Directors may rely upon any shareholder’s declaration, the securities register of the Company, the knowledge of any director, officer or employee of the Company or any advisor to the Company and the opinion of counsel to the Company.

30.13         Director Liability. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination, the Directors shall act honestly and in good faith. Provided that the Directors so act, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder or beneficial owner of securities of the Company or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Article 30.

30.14         Directors’ Resolution. Any Directors’ determination required or contemplated by this Article 30 shall be expressed and conclusively evidenced by a resolution duly adopted.

30.15         Compliance. For purposes of monitoring the compliance with and of enforcing the provisions of this Article 30, the Directors may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Company or its registrar and transfer agent a completed shareholder’s declaration. The Directors shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

30.16         Content of Shareholder’ Declaration. A shareholder’s declaration shall be in the form from time to time determined by the Directors pursuant to Article 30.15 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(a)	whether the person is the beneficial owner of or controls particular securities of the Company or whether any other person is the beneficial owner of or controls those securities; and

(b)	whether the person or any other beneficial owner of the securities of the Compay is or is not an overseas person pursuant to the Overseas Investment Act 2005.

30.17         Term. The provisions of this Article 30 shall cease to be binding on the Company and its shareholders upon the earlier of: (i) repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in Two Degrees Mobile Limited and no longer holds an overseas investment in significant business assets.

30.18         Delegation. No power of the Directors hereunder may be delegated to any committee, person or persons, despite anything to the contrary contained in these Articles.

30.19         Consent. Notwithstanding any other provision of this Article 30, an Overseas Shareholder (the “Applying Shareholder”) may acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, if, prior to making such acquisition:

(a)

the Applying Shareholder has made an application for consent (the “OIO Consent”) to acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, as the case may be, in accordance with the Overseas Investment Act 2005; and

(b)	the OIO Consent has been granted by the applicable Minister.

30.20         Underwriter Exemption. Notwithstanding any other provision of this Article 30, the provisions of this Article 30 shall not apply in respect of any person holding securities as underwriter (as defined in the Securities Act (British Columbia) as amended from time to time) in the course of a distribution of securities of the Company.

30.21         Other Laws. Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Board of Directors, with the approval in writing of at least 75% of all of the Directors, may elect to apply any or all of the provisions of this Article 30, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

ARTICLE 31
ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

31.1          Nomination Procedures. Subject only to the Business Corporations Act, regulations, Applicable Securities Law and articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)

by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 31 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 31.

31.2          Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company in accordance with this Article 31.

31.3          Manner of timely notice. To be timely, a Nominating Shareholder’s notice under this Article 31 must be given:

(a)

in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

31.4          Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice under this Article 31 must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)

as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws,

(c)

References to “Nominating Shareholder” in this Article 31 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

31.5          Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required under this Article 31 to be provided in such notice shall be true and correct as of the record date for the meeting.

31.6          Power of the chairman. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

31.7          Delivery of notice. Notwithstanding any other provision of these articles, notice given to the General Counsel of the Company pursuant to this Article 31 may only be given by personal delivery, facsimile transmission or by email (provided that the General Counsel of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the General Counsel of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

31.8          Waiver. Notwithstanding the foregoing, the board may, in its sole discretion, waive any or all requirements in this Article 31.

31.9          Definitions. For purposes of this Article 31,

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)

“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(c)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada; and

(d)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

[signature page follows]

DATED: _________________________________________________
(to be signed by a Director)